
09046346

Uranium Participation Corporation



2009 ANNUAL REPORT

2009 Annual Report

Uranium Participation Corporation



www.uraniumparticipation.com

To Our Shareholders,

Fiscal 2009 has been a year of growth in our uranium holdings and weakness in the spot price of uranium.

The Company increased its uranium investment portfolio during the year by acquiring 950,000 pounds U_3O_8 at an average price of US$71.71 per pound and 75,000 KgU as UF_6 at an average price of US$195.00 per KgU. At February 28, 2009, the Company holds 5,425,000 pounds of U_3O_8 at an average cost of $48.40 per pound and 1,492,230 KgU as UF_6 at an average cost of $181.92 per KgU. The market value of all uranium is $549,128,000 with a cost of $534,031,000. Uranium spot prices began the year at US$73.00 per pound U_3O_8 and US$200.00 per KgU of UF_6 and closed the year down to US$45.00 per pound U_3O_8 and US$126.00 per KgU as UF_6. Throughout this period, the long-term price as quoted by Ux Consulting, LLP declined from $95.00 per pound U_3O_8 to US$70.00.

We continue to believe that the long-term fundamentals of the uranium market are positive. Demand continues to grow and is forecast to increase from its current level of 180 million pounds per year to 234 million pounds by 2020 as nuclear power capacity grows, most notably in China, India and Russia. This nuclear renaissance is being driven by the low operating costs of nuclear relative to other sources of power generation, and by the growing concern for the environment and climate change. Primary mine production supplies only about 63% of demand with the balance coming from declining secondary sources such as excess inventories, down blending of weapons-grade material and the reprocessing of spent fuel rods. Substantial new primary production is required to meet the demand needs of the industry. Any new production will take a significant amount of time resulting in the supply demand balance remaining tight for the foreseeable future.

The world economic crisis has also had its effect on the spot price of uranium as investment and hedge funds began selling to meet their cash requirements in the latter half of 2008. It is believed that prices are now at or near the bottom of the market and the tight supply/demand balance of the uranium market will lead to improving prices.

The net asset value of the Company as determined using the Ux Consulting, LLP quoted spot price of uranium was $541.4 million at February 28, 2009 down from $582.5 million at February 29, 2008. The, basic net asset value per share decreased by $1.47 to $7.49 from $8.96 at February 29, 2008 which reflected the decrease in the value of our uranium assets based upon the quoted spot price at the end of the year. Revenue from investment lending was $4.6 million from the loan of 500,000 KgU as UF_6 entered into in fiscal 2007.

Expenses from the year totaled $5.9 million of which $1.3 million was transaction costs from the purchase of additional uranium and $1.0 million was foreign exchange losses. The Company also recorded a future tax recovery of $19.4 million related to the decrease in net assets for the year.

Despite the weakness in the uranium price, market acceptance of Uranium Participation Corporation has remained strong. In March 2008, the Company issued 7.3 million shares at $10.20 per share raising gross proceeds of $74.8 million.

Your company will continue to provide a low risk vehicle for equity investment in uranium. The spot price for uranium will continue to have some volatility in the near future but the market dynamics dictate a narrowing of the gap between the spot price and the long-term price.

E. Peter Farmer
President

April 23, 2009

Uranium Participation Corporation
Annual Management Report of Fund Performance
February 28, 2009

DISCLOSURE

This Annual Management Report of Fund Performance contains financial highlights but does not contain the complete Audited Annual Financial Statements of Uranium Participation Corporation ("Uranium Corp" or "Corporation"). You can get a copy of the Audited Annual Financial Statements at your request, and at no cost, by calling 416-979-1991, by writing to us at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com. You may also contact us to obtain a copy of Uranium Corp's quarterly portfolio disclosure.

Uranium Corp holds physical commodities and not equity security investments. As a result, Uranium Corp does not have an investment proxy voting disclosure record, nor does it have proxy voting policies and procedures.

This Annual Management Report of Fund Performance is current as of April 23, 2009. All amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Annual Management Report of Fund Performance contains certain forward looking statements and forward looking information that are based on the company's current internal expectations, estimates, assumptions and beliefs. Forward looking statements generally can be identified by the use of forward looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward looking statements involve numerous assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Corp, may cause actual results to differ materially from the expectations expressed in the forward looking statements. See "RISK FACTORS" included later in the Annual Management Report of Fund Performance for a further description of the principal risks of Uranium Corp.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward looking statements. Except where required under applicable securities legislation, Uranium Corp does not undertake to update any forward looking information.

URANIUM PARTICIPATION CORPORATION

Uranium Corp was incorporated on March 15, 2005 under the Ontario Business Corporations Act. Uranium Corp was created to invest in, hold and sell uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6") (collectively "uranium"). Uranium Corp invests in and holds physical uranium through its wholly-owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited (the "Subsidiaries"). Uranium Participation Alberta Corp. was

incorporated on May 4, 2005 under the Alberta Business Corporations Act and Uranium Participation Cyprus Limited ("UPCL") was incorporated on September 10, 2006 under the laws of the Republic of Cyprus. In August 2007, UPCL obtained a business license and established a branch office in Luxembourg through which the operations of UPCL are conducted. Unless otherwise indicated or where the context otherwise requires, references to "Uranium Corp" or the "Corporation" includes the Subsidiaries.

Uranium Corp is governed by its board of directors (the "Board of Directors") and administered by Denison Mines Inc. (the "Manager") pursuant to a management services agreement (the "Management Services Agreement").The common shares of Uranium Corp trade publicly on the Toronto Stock Exchange under the symbol "U".

Uranium Corp established an Independent Review Committee ("IRC") from its qualified independent Board members in October 2007. The IRC has adopted a mandate that provides that the IRC must provide a recommendation or approval of transactions in which there is a conflict of interest between the Corporation and its Manager, as contemplated by National Instrument 81-107, Independent Review Committee for Investment Funds of the Canadian Securities Administrators ("NI 81-107"). The IRC will prepare a report to shareholders on at least an annual basis. The report will be available on the Corporation's website at www.uraniumparticipation.com and is also available to shareholders at no cost by contacting the Corporation at info@uraniumparticpation.com.

Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Unlike many investment funds, Uranium Corp does not qualify as a mutual fund trust under the provisions of the Income Tax Act (Canada) (the "Act") and, accordingly, follows the general corporate income tax provisions of the Act.

INVESTMENT OBJECTIVES AND STRATEGY

The primary investment objective of Uranium Corp is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. While it is not the current intention of Uranium Corp to do so in the short term, it may subsequently sell some or all of its uranium holdings. Ownership of the Corporation's common shares represents an indirect interest in ownership of physical uranium. This provides an investment alternative for investors interested in investing in these commodities without incurring the risks associated with investments in companies that explore for, mine and process uranium related products.

In implementing the investment strategy of the Corporation, at least 85% of the gross proceeds of any common share offerings will be invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the Corporation can enter into borrowing arrangements to facilitate the purchases of uranium where the current cash on hand is not adequate to cover such commitments. The maximum amount of any such borrowing cannot exceed 15% of the net assets of Uranium Corp. The Corporation may also enter into uranium lending transactions in order to earn additional returns.

For a more detailed description of the Corporation's investment policies and by-laws, please refer to Uranium Corp's Annual Information Form available on SEDAR.

INVESTMENT RISK

There are a number of factors that could negatively affect Uranium Corp.'s business and the value of Uranium Corp's securities, including the factors listed below. Such factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation. The following information pertains to the outlook and conditions currently known to Uranium Corp that could have a material impact on the financial condition of Uranium Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Corp in the future.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Corp's activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the spot prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Corp's control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; purchases and sales by brokers and traders of uranium; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 price will affect the net asset value per common share ("NAV") of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound, and the UF_6 price per KgU at December 31 for the five calendar years ended December 31, 2008, and as at February 28, 2009[1].

	December 31					February 28
	2004	2005	2006	2007	2008	2009
U_3O_8	$20.70	$36.25	$72.00	$90.00	$53.00	$45.00
UF_6	$63.09[2]	$105.00	$199.00	$240.00	$145.00	$126.00

(1) As published by Ux Consulting Company, LLC ("UxCo") in U.S. dollars.
(2) UF_6 prices for 2004 were not published by UxCo. Amount shown for 2004 is the UF_6 value, which is obtained by adding (i) the spot price for U_3O_8 multiplied by 2.61285; and (ii) the spot conversion price of UF_6.

No Public Market for Uranium

There is no public market for the sale of uranium. The uranium futures market on NYMEX does not provide for physical delivery of uranium, only cash on settlement; and the trading forum by certain buyers does not offer a formal market but rather facilitates the introduction of buyers to sellers. Uranium Corp may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several months to complete. In addition, as the supply of uranium is limited, Uranium Corp may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase or sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8 or UF_6. Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is competitive. Supplies are available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People's Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF_6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Corporation and may affect the supply of uranium available for sale and use in the United States and Europe, which are the largest markets for uranium in the world.

Foreign Exchange Rates

Uranium Corp maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Corp's control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Corp's operations or on the trading value of its common shares.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at licensed uranium conversion or enrichment facilities (the "Facilities") and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Corp or ensure that Uranium Corp has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Corp will fully cover or absolve Uranium Corp in the event of loss or damage. Uranium Corp may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Corp.

All uranium is stored at licensed Facilities. As the number of duly licensed Facilities is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Corp will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Corp.

Lack of Operational Liquidity

The expenses of Uranium Corp are funded from cash on hand that is not otherwise invested in uranium and revenue from the lending of uranium. Once such cash available has been expended, Uranium Corp may either generate cash from the lending or sale of uranium, or the sale of additional equity securities. There is no guarantee that Uranium Corp will be able to sell additional equity or equity related securities on terms acceptable to Uranium Corp in the future, that Uranium Corp will be able to sell uranium in a timely or profitable manner or that Uranium Corp will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Corp.

Lack of Investment Liquidity

Uranium Corp is not a mutual fund, and an investment in its common shares and warrants is not redeemable. Uranium Corp's liquidity will rely principally on sales or lending by Uranium Corp of uranium. Accordingly, Uranium Corp may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its uranium holdings.

Since inception, the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value

The net asset value reported by Uranium Corp is based on the spot price of uranium published by UxCo. Accordingly, the net asset value may not necessarily reflect the actual realizable value of uranium held by Uranium Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end and dividing the result by the number of common shares outstanding. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation is not a mutual fund trust, making it subject to income tax on its taxable income.

Market Price of Common Shares

It appears that the market price of the common shares is related to the NAV. Uranium Corp cannot predict whether the common shares will, in the future, trade above, at or below the NAV.

The market price of the common shares may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Corp is a self-governing corporation that is governed by the Board of Directors appointed and elected by the holders of common shares. Uranium Corp will, therefore, be dependent on the services of its Board for investment decisions and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term in accordance with the terms thereof. Uranium Corp may not be able to readily secure similar services to, or at management fees comparable to those under the Management Services Agreement, and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Corp may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Corp have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Corp as they arise from time to time.

Uranium Lending

The Corporation has and may enter again into uranium lending arrangements. It has, and will in the future, ensure that adequate security is provided for any loaned uranium. However, there is a risk that the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Corp may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Corp.

RESULTS OF OPERATIONS

Uranium Corp's basic NAV decreased from $8.96 per share at February 29, 2008 to $7.49 at February 28, 2009 representing a basic NAV loss of 16.4%. Over the comparable time period, Uranium Corp's benchmark, the S&P/TSX Composite Index, decreased by 40.2%.

Uranium Corp's net assets at February 28, 2009 were $541,397,000 representing a 7.1% decrease from net assets of $582,545,000 at February 29, 2008. Of the net asset value decrease of $41,148,000 over the period, $113,517,000 was attributable to the decrease in investment operation performance offset by after-tax net proceeds of additional equity issues and warrant exercises of $72,369,000.

Equity Financing

In March 2008, Uranium Corp issued 7,331,250 shares at $10.20 per share for gross proceeds of $74,779,000.

In October 2007, Uranium Corp issued 5,134,750 shares at $11.20 per share for gross proceeds of $57,509,000.

In April 2007, Uranium Corp issued 6,500,000 shares at $14.60 per share for gross proceeds of $94,900,000.

As at February 28, 2009, Uranium Corp had 72,328,591 common shares issued and outstanding. All outstanding unexercised warrants expired on September 15, 2008.

Since inception, Uranium Corp has raised gross proceeds of $543,439,000 through common share and equity unit financings and $31,202,000 from the exercise of warrants. Uranium Corp invested $534,031,000 or 92.9% of these amounts into its portfolio of uranium investments.

Investment Portfolio

During the year, Uranium Corp increased its U_3O_8 holdings by 950,000 pounds, raising its total holdings to 5,425,000 pounds at February 28, 2009. The total cost of this investment was $262,565,000 or $48.40 per pound. The fair value of this investment at February 28, 2009 was $310,210,000 or $57.18[1] per pound, representing an increase of 18.1%. On a U.S dollar basis, the fair value of this investment has increased by 3.8%.

During the year, Uranium Corp increased its UF_6 holdings by 75,000 KgU, raising its total holdings to 1,492,230 KgU at February 28, 2009. The total average cost of this investment was $271,466,000 or $181.92 per KgU. The fair value of this investment at February 28, 2009 was $238,918,000 or $160.11 [(1)] per KgU, representing a decrease of 12.0%. On a U.S dollar basis, the fair value of this investment has decreased by 25.1%.

Uranium Corp entered into a lending arrangement effective January 1, 2007 to loan 500,000 KgU as UF_6 to a producer for a period of three years. This arrangement, which generates loan fee revenues and reduces storage costs, is collateralized by an irrevocable letter of credit.

Investment Performance

Investment operation results of a $113,517,000 loss for the year ended February 28, 2009 have been largely driven by unrealized losses on uranium investments of $131,753,000 net of tax recovery movements of $19,417,000.

Unrealized losses on investments result from U_3O_8 prices declining from US$73.00 at February 29, 2008 to US$45.00 at February 28, 2009, as reported by UxCo. Similarly, UF_6 spot prices declined from US$200.00 per KgU at February 29, 2008 to US$126.00 at February 28, 2009. Prices have declined further subsequent to this reporting date (refer to "RECENT DEVELOPMENTS" section below).

Uranium Corp is not a mutual fund trust therefore it is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at rates ordinarily applicable to public corporations. Currently, Uranium Corp accrues future income taxes payable based on the unrealized gains on investments. Tax recovery movements reflect an effective tax rate of approximately 15 percent for the year compared to provision movements of approximately 24 percent in the prior year. Uranium investments made through its wholly owned subsidiary, UPCL, caused the decline in Uranium Corp's effective future tax rate. The resulting revaluation of Uranium Corp's future tax assets and liabilities using the substantively enacted lower tax rates of between 3% and 29% have resulted in a favourable impact on the in period effective tax rate.

RECENT DEVELOPMENTS

As reported by UxCo as at April 20, 2009, the spot price of U_3O_8 has declined to US$42.00 per pound from US$45.00 per pound on February 23, 2009 a decrease of 7%.

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[1] Reflects spot prices published by UxCo on February 23, 2009 of US$45.00 per pound for U_3O_8 and US$126.00 per KgU for UF_6 translated at a foreign exchange rate of 1.2707.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board ("AcSB") announced that the changeover for publicly-listed companies to adopt IFRS, replacing Canada's own GAAP, will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Corporation will be February 29, 2012. This will require the restatement, for comparative purposes, of amounts reported by Uranium Corp for the year ended February 28, 2011.

In the 2009-2010 fiscal year, Uranium Corp will assess the impact of the transition to IFRS on the Corporation's accounting policies and will establish a project plan to implement IFRS.

RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a Management Services Agreement with its Manager. Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by Uranium Corp prior to the completion of any acquisition of at least 90% of the common shares of the Corporation.

In accordance with the Management Services Agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

Uranium Corp had a credit agreement with the Manager for a revolving facility of up to $15,000,000. The Corporation had drawn $11,600,000 under the facility which was repaid and terminated on April 10, 2007.

In June 2007, Uranium Corp purchased 75,000 pounds of U_3O_8 from the Manager at a price of US$130.00 per pound for total consideration of $10,368,000 (US$9,750,000).

In August 2008, Uranium Corp purchased 50,000 pounds of U_3O_8 from the Manager at a price of US$64.50 per pound for total consideration of $3,373,000 (US$3,225,000).

The following additional transactions were incurred with related parties during the years ended:

(in thousands of Canadian dollars)	February 28, 2009	February 29, 2008
Fees incurred with the Manager:		
Management fees	$ 1,560	$ 1,901
Equity financing fees [1]	200	400
Transaction fees – uranium purchase commissions	1,246	2,246
Shareholder Information and other compliance	37	6
General office and miscellaneous	3	4
Interest and other debt related expenses		
Interest on loan payable	–	91
Standby fees on line of credit	–	4
Total fees incurred with related parties	$ 3,046	$ 4,652

(1) Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.

As at February 28, 2009, accounts payable and accrued liabilities included $127,000 (February 29, 2008: $162,000) due to the Manager with respect to the fees indicated above.

PAST PERFORMANCE

The following tables show the past performance for the NAV attributable to common shares ("net asset value return") and the past performance of the share price ("market value return") of Uranium Corp and will not necessarily indicate how Uranium Corp will perform in the future. Net asset return is the best representation of the performance of Uranium Corp while market value return is the best representation of the return to a shareholder of the Uranium Corp.

Year by Year Returns

The table below shows the annual performance in net asset value return and market value return of Uranium Corp for each period indicated. The table shows, in percentage terms, how much an investment held on the first day of each financial period would have increased or decreased by the last day of each financial year.

	February 2009 [1]	February 2008 [1]	February 2007 [1]	February 2006 [2]
Net asset value return (loss) – basic	(16.4%)	(25.0%)	110.0%	18.3%
Net asset value return (loss) – diluted	(16.4%)	(21.6%)	100.9%	18.3%
Market value return (loss)	(47.6%)	(18.4%)	94.1%	40.2%

(1) For the twelve months ended.
(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

Annual Compounded Returns

The table below shows the annual compounded return in net asset value return and market value return of Uranium Corp from inception through to the end of the indicated period, compared with the TSX Composite Index calculated on the same compounded basis.

	February 2009 [1]	February 2008 [1]	February 2007 [1]	February 2006 [1]
Net asset value return – basic	55.7%	86.28%	148.4%	18.3%
Net asset value return – diluted	55.7%	86.28%	137.6%	18.3%
Market value return	16.3%	122.1%	172.1%	40.2%
S&P / TSX Composite Index [2]	(14.4%)	43.1%	37.4%	23.1%

(1) Period from completion of initial public offering on May 10, 2005 through to February month-end of indicated year.
(2) The S&P / TSX Composite Index is a market capitalization-weighted index that provides a broad measure of performance of the Canadian equity market.

SUMMARY OF INVESTMENT PORTFOLIO

Uranium Corp's investment portfolio consists of the following as at February 28, 2009:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Cost [3]	Market Value [1]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,425,000 lbs	$ 262,565	$ 310,210
Uranium hexafluoride ("UF_6") [2]	1,492,230 KgU	$ 271,466	$ 238,918
		$ 534,031	$ 549,128
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.40	$ 57.18
- In United States dollars		$ 43.37	$ 45.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.92	$ 160.11
- In United States dollars		$ 168.15	$ 126.00

(1) The market values have been translated to Canadian dollars using the February 28, 2009 noon foreign exchange rate of 1.2707.
(2) Of the UF_6 holding described above, 500,000 KgU has been lent to a third party.
(3) The average cost of the portfolio has been adjusted to exclude transaction costs incurred since Uranium Corp's inception in March 2005.

FINANCIAL HIGHLIGHTS

The following tables show selected key financial information about Uranium Corp and is intended to help you understand Uranium Corp's financial performance for the last five reporting periods (if applicable). This information is derived from the Corporation's audited annual financial statements.

Net Asset Value per Share

	February 2009 [1]	February 2008 [1]	February 2007 [1]	February 2006 [2]
Net Asset Value per Share – Basic:				
Net asset value, beginning of period [3]	$ 8.96	$ 11.95	$ 5.69	$ 4.81
Increase (decrease) from operations [3]:				
Total revenue	$ 0.07	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes [4]	$ (0.08)	$ (0.16)	$ (0.15)	$ (0.22)
Income tax provision	$ 0.27	$ 0.93	$ (2.06)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –	$ –
Unrealized gains (losses) for the period [4]	$ (1.83)	$ (3.81)	$ 8.45	$ 1.30
Total increase (decrease) from operations	$ (1.58)	$ (2.91)	$ 6.27	$ 0.73
Net asset value, end of period [3]	$ 7.49	$ 8.96	$ 11.95	$ 5.69
Net asset value per share – diluted:				
Net asset value, beginning of period [3]	$ 8.96	$ 11.43	$ 5.69	$ 4.81
Increase (decrease) from operations [3]:				
Total revenue	$ 0.07	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes [4]	$ (0.08)	$ (0.16)	$ (0.14)	$ (0.22)
Income tax provision	$ 0.27	$ 0.93	$ (1.97)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –	$ –
Unrealized gains (losses) for the period [4]	$ (1.83)	$ (3.81)	$ 8.08	$ 1.30
Total increase (decrease) from operations	$ (1.58)	$ (2.91)	$ 6.00	$ 0.73
Net asset value, end of period [3]	$ 7.49	$ 8.96	$ 11.43	$ 5.69

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) Net asset values are based upon the actual number of common shares outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of common shares outstanding over the financial period.

Ratios and Supplemental Data

	February 2009 [1]	February 2008 [1]	February 2007 [1]	February 2006 [2]
Total net asset value, end of the period (000's)	$541,397	$582,545	$579,364	$175,010
Average net asset value for the period (000's)	$585,072	$708,476	$336,589	$116,015
Number of common shares outstanding (000's)	72,329	64,992	48,474	30,751
Management expense ratio [3]				
Total expenses before taxes [4]	0.79%	1.01%	1.11%	2.45%
Income tax provision	(3.32%)	(7.87%)	25.05%	7.26%
Portfolio turnover rate	–	–	–	–
Trading expense ratio [5]	0.22%	0.32%	0.73%	1.75%
Closing market price per common share on the TSX	$ 6.05	$ 11.55	$ 14.15	$ 7.29

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) The management expense ratio for total expenses represents total investment operation expenses for the period over the average net asset value of the fund for the period.

(4) Transaction costs are excluded from total expenses in calculating the management expense ratio. These costs are included in the trading expense ratio calculation.

(5) Represents total transaction costs for the period over the average net asset value of the fund for the period. Warehousing and custodian costs have been included in the expense amount for the management expense ratio calculation.

Responsibility for Financial Reporting

To the Shareholders of Uranium Participation Corporation,

The Company's management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. The Company's management is also responsible for maintaining systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide assurance that the financial information is accurate and reliable in all material respects and that the Company's assets are appropriately accounted for and adequately safeguarded. The Company's management believes that such systems are operating effectively and has relied on these systems of internal control in preparing these financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants, are independent external auditors appointed by the shareholders to issue a report regarding the consolidated financial statements of the Company. PricewaterhouseCoopers' audit report outlines the extent and nature of their examination and expresses their opinion on the consolidated financial statements.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying annual management report of fund performance. The Board carries out this responsibility principally through its Audit Committee, which is appointed annually and consists of three Directors, none of whom are members of management.

The Audit Committee meets at least twice per year with management, together with the independent auditors, to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The independent external auditors have full access to the Audit Committee with and without management present. The Committee, among other things, reviews matters related to the quality of internal control, audit and financial reporting issues. The Audit Committee reviews the consolidated financial statements and the independent auditors' report, and reports its findings to the Board of Directors, prior to the Board approving such information for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the Company's independent auditors.





E. Peter Farmer
President

James R. Anderson
Chief Financial Officer

April 23, 2009

Independent Auditors' Report

To the Shareholders of Uranium Participation Corporation

We have audited the accompanying consolidated statements of net assets of Uranium Participation Corporation (the Company) as at February 28, 2009 and February 29, 2008, the consolidated statements of operations, changes in net assets and cash flows for the years ended February 28, 2009 and February 29, 2008 and the consolidated statement of investment portfolio as at February 28, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2009 and February 29, 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 23, 2009

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENTS OF NET ASSETS

(in thousands of Canadian dollars, except per share amounts)	February 28, 2009	February 29, 2008
Assets		
Investments at market value	$549,128	$597,796
(at cost: 2009-$534,031; 2008-$450,946)		
Cash and cash equivalents	1,057	13,687
Sundry receivables and other assets	878	1,113
Income taxes receivable	-	23
Future income taxes (note 3)	13,084	10,570
	$564,147	$623,189
Liabilities		
Accounts payable and accrued liabilities	1,399	1,030
Income taxes payable	108	390
Future income taxes (note 3)	21,243	39,224
Net assets	$541,397	$582,545
Net assets represented by		
Common shares (note 4)	$553,576	$481,203
Warrants (note 4)	–	2,455
Contributed surplus (note 4)	2,481	30
Retained earnings (deficit)	(14,660)	98,857
	$541,397	$582,545
Common shares		
Issued and outstanding (note 4)	72,328,591	64,991,841
Net asset value per common share		
Basic and diluted	$ 7.49	$ 8.96

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD OF URANIUM PARTICIPATION CORPORATION





Richard H. McCoy
Director

Garth A. C. MacRae
Director

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of Canadian dollars)	Year Ended February 28, 2009	Year Ended February 29, 2008
Income		
Interest	$ 169	$ 435
Income from investment lending (note 6)	4,581	7,080
Unrealized losses on investments	(131,753)	(228,594)
	(127,003)	(221,079)
Operating expenses		
Transaction fees (note 5)	1,290	2,246
Management fees (note 5)	1,560	1,901
Storage fees	1,350	954
Audit fees	78	49
Directors fees	102	120
Legal and other professional fees	25	188
Shareholder information and other compliance	220	206
General office and miscellaneous	354	242
Interest and other debt related expenses	–	95
Foreign exchange loss	952	3,403
	5,931	9,404
Decrease in net assets from operations before taxes	(132,934)	(230,483)
Income tax recovery (note 3)	(19,417)	(55,738)
Decrease in net assets from operations after taxes	(113,517)	(174,745)
Opening retained earnings	98,857	273,602
Closing retained earnings (deficit)	(14,660)	98,857
Decrease in net assets from operations after taxes per common share		
Basic and diluted	$ (1.58)	$ (2.91)
Weighted average common shares outstanding (note 4)		
Basic and diluted	72,020,143	60,007,756

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
STATEMENTS OF CHANGES IN NET ASSETS

(in thousands of Canadian dollars)	Year Ended February 28, 2009	Year Ended February 29, 2008
Net assets at beginning of year	$582,545	$579,364
Net proceeds from issue of units and shares, and exercise of warrants, after tax	72,369	177,926
Decrease in net assets from operations after taxes	(113,517)	(174,745)
Net assets at end of year	$541,397	$582,545

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)	Year Ended February 28, 2009	Year Ended February 29, 2008
Operating Activities		
Decrease in net assets from operations after taxes	$(113,517)	$(174,745)
Adjustments for non-cash items:		
Unrealized losses on investments	131,753	228,594
Future income tax recovery	(19,482)	(56,027)
Changes in non-cash working capital:		
Change in sundry receivables and other assets	235	(75)
Change in income taxes receivable	23	252
Change in accounts payable and accrued liabilities	369	(1)
Change in income taxes payable	(282)	284
Net cash used in operating activities	(901)	(1,718)
Investing Activities		
Purchases of uranium investments	(83,085)	(149,720)
Net cash used in investing activities	(83,085)	(149,720)
Financing Activities		
Repayments of loans payable	–	(11,600)
Share and warrant issues net of issue costs	71,356	175,858
Net cash generated by financing activities	71,356	164,258
Increase (decrease) in cash and cash equivalents	(12,630)	12,820
Cash and cash equivalents – beginning of year	13,687	867
Cash and cash equivalents - end of year	$ 1,057	$ 13,687

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF INVESTMENT PORTFOLIO
AS AT FEBRUARY 28, 2009

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Cost [3]	Market Value [1]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,425,000 lbs	$ 262,565	$ 310,210
Uranium hexafluoride ("UF_6") [2]	1,492,230 KgU	$ 271,466	$ 238,918
		$ 534,031	$ 549,128
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.40	$ 57.18
- In United States dollars		$ 43.37	$ 45.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.92	$ 160.11
- In United States dollars		$ 168.15	$ 126.00

(1) The market values have been translated to Canadian dollars using the February 28, 2009 noon foreign exchange rate of 1.2707.
(2) Of the UF_6 holding described above, 500,000 KgU has been lent to a third party. See note 6 for further details of this arrangement.
(3) The cost of the portfolio excludes transaction fees incurred since the Company's inception in March 2005.

The accompanying notes are an integral part of these financial statements.

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Corp") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8") and uranium hexaflouride ("UF_6") (collectively "uranium") with the primary investment objective of achieving appreciation in the value of its uranium holdings. Uranium Corp trades publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All significant intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant Accounting Policies

(a) Investments

The fair value of investments in uranium are based on the most recent spot prices for uranium published by Ux Consulting Company, LLC prior to the applicable reporting period converted to Canadian dollars using the month end foreign exchange rate.

The cost of investments in uranium is accounted for on the date that significant risks and rewards to the uranium passes to Uranium Corp and is converted to Canadian dollars at the rate of exchange prevailing on that date.

Realized and unrealized gains or losses in uranium represents the difference between the fair value and average cost of uranium investments, adjusted for foreign exchange rate fluctuations, in Canadian dollars.

(b) Investments Lending

Income earned from investments lending is included in the consolidated statement of operations and is recognized when earned.

(c) Foreign Exchange Translation

The financial statements of Uranium Corp are expressed in Canadian dollars. Foreign currency monetary assets and liabilities are translated to Canadian dollars at the rate of exchange prevailing on the date of the applicable reporting period. Foreign currency income and expense transactions are translated into

Canadian dollars at the rate of exchange prevailing on the date of the transaction. Changes in the foreign exchange rates between the transaction date and the applicable reporting period date used to value monetary assets and liabilities are reflected in the statement of operations as a foreign exchange gain or loss.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Short-term investments are carried at cost which, together with accrued interest, approximates fair value.

(e) *Income Taxes Payable*

Uranium Corp follows the liability method of accounting for future income taxes. Under this method, current income taxes are recognized from the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income.

New Accounting Standards

Uranium Corp adopted the following new Canadian Institute of Chartered Accountants ("CICA") Handbook accounting standards effective March 1, 2008:

(a) Section 1535 "Capital Disclosures" requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company's objectives, policies and processes for managing capital (see note 7).

(b) Section 3862 "Financial Instruments – Disclosures" and Section 3863 "Financial Instruments – Presentation" replace Section 3861 "Financial Instruments – Disclosure and Presentation" and establish standards for increased disclosure and presentation regarding the nature and extent of risks arising from financial instruments and how the company manages those risks (see note 7).

(c) Emerging Issues Committee Abstract 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" requires the entity's own credit risk and the credit risk of the counterparty to be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments. Adoption of this standard did not have a significant impact on Uranium Corp's consolidated financial statements.

Accounting Standards Issued but not yet Adopted

The CICA issued the following accounting standards that are effective for Uranium Corp's fiscal years beginning on or after March 1, 2009

(a) International Financial Reporting Standards – the CICA plans to converge Canadian GAAP with International Financial Reporting Standards ("IFRS") for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact on the transition to IFRS on Uranium Corp's financial statements has not yet been determined.

3. INCOME TAXES

Unlike most investment funds, Uranium Corp is not a mutual fund trust, making it subject to income tax on its taxable income. Uranium Corp is also subject to varying rates of taxation due to its operations in multiple tax jurisdictions. A reconciliation of the combined Canadian federal and Ontario provincial income tax rate to Uranium Corp's effective rate of income tax is as follows:

(in thousands)	Year Ended February 28, 2009	Year Ended February 29, 2008
Increase (decrease) in net assets from operations before income taxes	$(132,934)	$(230,483)
Combined federal and Ontario provincial income tax rate	33.42%	35.69%
Computed income tax expense (recovery)	(44,427)	(82,259)
Difference between combined federal and Ontario provincial income tax rate and rates applicable to subsidiaries in other jurisdictions	20,814	17,000
Difference due to use of future tax rates rather than current tax rates in applicable jurisdictions	3,206	9,596
Tax losses not benefited	562	–
Taxable permanent differences	410	–
Operating loss carry-back	–	(23)
Other	18	(52)
Provision for (recovery of) income taxes	$(19,417)	$(55,738)
Provision for (recovery of) income taxes comprised of:		
Current tax expense (recovery)	$ 65	$ 289
Future tax expense (recovery)	(19,482)	(56,027)
	$(19,417)	$(55,738)

The components of the Company's future tax balances are as follows:

(in thousands)	February 28, 2009	February 29, 2008
Future tax assets:		
Tax benefit of share issue costs	$ 3,511	$ 4,095
Tax benefit of loss carryforwards	6,304	4,567
Unrealized loss on investments	4,971	1,908
	14,786	10,570
Valuation allowance	(1,702)	–
Future tax assets	$ 13,084	$ 10,570
Future tax liabilities:		
Unrealized gain on investments	$ 22,203	$ 39,953
Tax benefit of loss carryforwards	(960)	(729)
Future tax liabilities	$ 21,243	$ 39,224

At February 28, 2009, Uranium Corp has unused tax losses in Canada of $25,576,000 which are scheduled to expire between 2026 and 2029.

4. COMMON SHARES, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Shares

Uranium Corp is authorized to issue an unlimited number of common shares without par value. A continuity schedule of the issued and outstanding common shares and the associated dollar amounts is as follows:

(in thousands except common share balances)	Number of Common Shares	Amount
Balance at February 28, 2007	48,473,727	$299,759
Common share financings		
Gross proceeds on new issues	11,634,750	152,409
Issue costs	–	(7,133)
Tax effect of issue costs	–	2,068
Warrant activity		
Gross proceeds from exercises	4,883,364	30,582
Fair value of exercises	–	3,518
Balance at February 29, 2008	64,991,841	$481,203
Common share financings		
Gross proceeds on new issues	7,331,250	74,779
Issue costs	–	(3,489)
Tax effect of issue costs	–	1,013
Warrant activity		
Gross proceeds from exercises	5,500	66
Fair value of exercises	–	4
Balance at February 28, 2009	72,328,591	$553,576

Common share financings

In March 2008, Uranium Corp issued 7,331,250 shares at $10.20 per share for total gross proceeds of $74,779,000.

In October 2007, Uranium Corp issued 5,134,750 shares at $11.20 per share for total gross proceeds of $57,509,000.

In April 2007, Uranium Corp issued 6,500,000 shares at $14.60 per share for total gross proceeds of $94,900,000.

Warrants

A continuity schedule of the issued and outstanding warrants and the associated dollar amounts is as follows:

(in thousands except warrant balances)	Number of Warrants	Amount
Balance at February 28, 2007	7,753,624	$ 6,003
Warrants exercised	(4,883,364)	(3,518)
Warrants expired	(41,461)	(30)
Balance at February 29, 2008	2,828,799	$ 2,455
Warrants exercised	(5,500)	(4)
Warrants expired	(2,823,299)	(2,451)
Balance at February 28, 2009	–	$ –

Each whole warrant issued as part of the May 2005 equity unit financing had an expiry date of May 10, 2007 and was convertible into one common share at an exercise price of $6.25.

Each whole warrant issued as part of the September 2006 equity unit financing had an expiry date of September 15, 2008 and was convertible into one common share at an exercise price of $12.00.

Decrease in Net Assets from Operations After Taxes per Share

The calculation of the basic and diluted increase (decrease) in net assets from operations per common share is based on the following weighted average number of shares outstanding:

(in number of shares)	February 28, 2009	February 29, 2008
Weighted average number of shares outstanding:		
Basic	72,020,143	60,007,756
Warrant Dilution	–	–
Diluted	72,020,143	60,007,756

5. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by Uranium Corp prior to the completion of any acquisition of at least 90% of the common shares of the Company.

In accordance with the management services agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

Uranium Corp had a credit agreement with the Manager for a revolving facility of up to $15,000,000. The Company had drawn $11,600,000 under the facility which was repaid and terminated on April 10, 2007.

In June 2007, Uranium Corp purchased 75,000 pounds of U_3O_8 from the Manager at a price of US$130.00 per pound for total consideration of $10,368,000 (US$9,750,000).

In August 2008, Uranium Corp purchased 50,000 pounds of U_3O_8 from the Manager at a price of US$64.50 per pound for total consideration of $3,373,000 (US$3,225,000).

The following additional transactions were incurred with the Manager for the years ended:

(in thousands)	February 28, 2009	February 29, 2008
Fees incurred with the Manager:		
Management fees	$ 1,560	$ 1,901
Equity financing fees [1]	200	400
Transaction fees – uranium purchase commissions	1,246	2,246
Shareholder Information and other compliance	37	6
General office and miscellaneous	3	4
Interest and other debt related expenses		
Interest on loan payable	–	91
Standby fees on line of credit	–	4
Total fees incurred with the Manager	$ 3,046	$ 4,652

[1] Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.

As at February 28, 2009, accounts payable and accrued liabilities included $127,000 (February 29, 2008: $162,000) due to the Manager with respect to the fees indicated above.

6. INVESTMENTS LENDING

As at February 28, 2009, the outstanding value of investments on loan and collateral held is as follows:

(in thousands except quantity amounts)	Quantity of Measure	Market Value of Investments on Loan	Collateral Held
Uranium hexafluoride ("UF_6")	500,000 KgU	$ 80,054	$ 108,146

The UF_6 loaned is subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Collateral held is in the form of an irrevocable letter of credit from a major financial institution, that is subject to adjustment on an annual basis. This agreement is due to expire on December 31, 2009 and the UF_6 will be returned on that date.

7. CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

Capital Management

Uranium Corp's capital structure consists of share capital and contributed surplus. The Company's primary objective is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. Uranium purchases are normally funded through common share offerings with at least 85% of the gross proceeds invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the Company can enter into borrowing arrangements for up to 15% of the net assets of Uranium Corp to facilitate the purchases of uranium.

Risks Associated with Financial Instruments

Investment activities of Uranium Corp expose it to a variety of financial instrument risks: credit risk, liquidity risk, price risk, and currency risk. The source of risk exposure and how each is managed is outlined below:

Credit Risk

Uranium Corp's primary exposure to credit risk arises from its uranium lending arrangements. The Company lends uranium exclusively to large organizations with strong credit ratings and ensures that adequate security is provided for any loaned uranium (see note 6).

Liquidity Risk

Financial liquidity represents Uranium Corp's ability to fund future operating activities. Uranium Corp may generate cash from the lending or sale of uranium, or the sale of additional equity securities. The Company's primary income source from uranium lending is currently sufficient to meet its operating cash requirements. Although Uranium Corp enters into commitments to purchase uranium periodically, the commitments are normally contingent on the Company's ability to raise funds through the sale of additional equity securities.

Commodity Price Risk

Uranium Corp's net asset value is directly tied to the spot price of uranium published by Ux Consulting Company, LLC. In addition, the uranium loan fee fluctuates quarterly, following uranium spot price movements.

At February 28, 2009, a 10% increase (decrease) in the uranium spot price would have increased (decreased) the Company's net asset value by approximately $46,899,000.

Foreign Exchange Risk

Changes in the value of the Canadian dollar compared to foreign currencies will affect the value, as reported, of the Company's foreign denominated investments, cash and cash equivalents, receivables, and accounts payables.

As the prices of uranium are quoted in U.S. currency, fluctuations in the U.S. dollar relative to the Canadian dollar can significantly impact the valuation of uranium and the associated purchase prices from a Canadian dollar perspective. At February 28, 2009, a 10% increase (decrease) in the U.S. to Canadian dollar exchange rate would have increased (decreased) the Company's net asset value by approximately $46,899,000.

Uranium Participation Corporation



BOARD OF DIRECTORS

Paul J. Bennett
President and Chief Executive Officer
Energus Resources Ltd.
President and Chief Executive Officer
Rodinia Oil Corp.

Jeff Kennedy
Chief Financial Officer
Cormark Securities Inc.

Garth A. C. MacRae
Independent Financial Consultant

Richard H. McCoy
Chairman of the Board
Retired; formerly Vice Chairman Investment Banking
TD Securities Inc.

OFFICERS

E. Peter Farmer
President

James R. Anderson
Chief Financial Officer

Donald C. Campbell
Vice President, Commercial

Andre Desautels
Corporate Secretary

Curt D. Steel
Vice President, Marketing

MANAGER

Denison Mines Inc.
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2
www.denisonmines.com

OFFICE OF THE CORPORATION

Atrium on Bay
595 Bay Street, Suite 402
Toronto, Ontario M5G 2C2

Telephone: 416-979-1991
Facsimile: 416-979-5893

Website: www.uraniumparticipation.com

AUDITORS

PricewaterhouseCoopers LLP
Toronto

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Telephone:
Canada and U.S.: 1-800-564-6253
Overseas: 1-514-982-7555

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbol: U

Website: www.tsx.com

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of the Shareholders of Uranium Participation Corporation will be held at The Gallery of the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Tuesday, the 23rd day of June, 2009 at 10:30 a.m. (Eastern Time)

Managed by:


DENISON
MINES

Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
www.denisonmines.com

URANIUM PARTICIPATION CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2009

Responsibility for Financial Reporting

To the Shareholders of Uranium Participation Corporation,

The Company's management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. The Company's management is also responsible for maintaining systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide assurance that the financial information is accurate and reliable in all material respects and that the Company's assets are appropriately accounted for and adequately safeguarded. The Company's management believes that such systems are operating effectively and has relied on these systems of internal control in preparing these financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants, are independent external auditors appointed by the shareholders to issue a report regarding the consolidated financial statements of the Company. PricewaterhouseCoopers' audit report outlines the extent and nature of their examination and expresses their opinion on the consolidated financial statements.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying annual management report of fund performance. The Board carries out this responsibility principally through its Audit Committee, which is appointed annually and consists of three Directors, none of whom are members of management.

The Audit Committee meets at least twice per year with management, together with the independent auditors, to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The independent external auditors have full access to the Audit Committee with and without management present. The Committee, among other things, reviews matters related to the quality of internal control, audit and financial reporting issues. The Audit Committee reviews the consolidated financial statements and the independent auditors' report, and reports its findings to the Board of Directors, prior to the Board approving such information for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the Company's independent auditors.

(Signed) "E. Peter Farmer"

E. Peter Farmer
President

(Signed) "James R. Anderson"

James R. Anderson
Chief Financial Officer

April 23, 2009

Independent Auditors' Report

To the Shareholders of Uranium Participation Corporation

We have audited the accompanying consolidated statements of net assets of Uranium Participation Corporation (the Company) as at February 28, 2009 and February 29, 2008, the consolidated statements of operations, changes in net assets and cash flows for the years ended February 28, 2009 and February 29, 2008 and the consolidated statement of investment portfolio as at February 28, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2009 and February 29, 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 23, 2009

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENTS OF NET ASSETS

(in thousands of Canadian dollars, except per share amounts)	February 28, 2009	February 29, 2008
Assets		
Investments at market value	$549,128	$597,796
(at cost: 2009-$534,031; 2008-$450,946)		
Cash and cash equivalents	1,057	13,687
Sundry receivables and other assets	878	1,113
Income taxes receivable	-	23
Future income taxes (note 3)	13,084	10,570
	$564,147	$623,189
Liabilities		
Accounts payable and accrued liabilities	1,399	1,030
Income taxes payable	108	390
Future income taxes (note 3)	21,243	39,224
Net assets	$541,397	$582,545
Net assets represented by		
Common shares (note 4)	$553,576	$481,203
Warrants (note 4)	–	2,455
Contributed surplus (note 4)	2,481	30
Retained earnings (deficit)	(14,660)	98,857
	$541,397	$582,545
Common shares		
Issued and outstanding (note 4)	72,328,591	64,991,841
Net asset value per common share		
Basic and diluted	$ 7.49	$ 8.96

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD OF URANIUM PARTICIPATION CORPORATION

"Richard H. McCoy" *"Garth A. C. MacRae"*

Richard H. McCoy
Director

Garth A. C. MacRae
Director

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of Canadian dollars)	Year Ended February 28, 2009	Year Ended February 29, 2008
Income		
Interest	$ 169	$ 435
Income from investment lending (note 6)	4,581	7,080
Unrealized losses on investments	(131,753)	(228,594)
	(127,003)	(221,079)
Operating expenses		
Transaction fees (note 5)	1,290	2,246
Management fees (note 5)	1,560	1,901
Storage fees	1,350	954
Audit fees	78	49
Directors fees	102	120
Legal and other professional fees	25	188
Shareholder information and other compliance	220	206
General office and miscellaneous	354	242
Interest and other debt related expenses	–	95
Foreign exchange loss	952	3,403
	5,931	9,404
Decrease in net assets from operations before taxes	(132,934)	(230,483)
Income tax recovery (note 3)	(19,417)	(55,738)
Decrease in net assets from operations after taxes	(113,517)	(174,745)
Opening retained earnings	98,857	273,602
Closing retained earnings (deficit)	(14,660)	98,857
Decrease in net assets from operations after taxes per common share		
Basic and diluted	$ (1.58)	$ (2.91)
Weighted average common shares outstanding (note 4)		
Basic and diluted	72,020,143	60,007,756

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
STATEMENTS OF CHANGES IN NET ASSETS

(in thousands of Canadian dollars)	Year Ended February 28, 2009	Year Ended February 29, 2008
Net assets at beginning of year	$582,545	$579,364
Net proceeds from issue of units and shares, and exercise of warrants, after tax	72,369	177,926
Decrease in net assets from operations after taxes	(113,517)	(174,745)
Net assets at end of year	$541,397	$582,545

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)	Year Ended February 28, 2009	Year Ended February 29, 2008
Operating Activities		
Decrease in net assets from operations after taxes	$(113,517)	$(174,745)
Adjustments for non-cash items:		
Unrealized losses on investments	131,753	228,594
Future income tax recovery	(19,482)	(56,027)
Changes in non-cash working capital:		
Change in sundry receivables and other assets	235	(75)
Change in income taxes receivable	23	252
Change in accounts payable and accrued liabilities	369	(1)
Change in income taxes payable	(282)	284
Net cash used in operating activities	(901)	(1,718)
Investing Activities		
Purchases of uranium investments	(83,085)	(149,720)
Net cash used in investing activities	(83,085)	(149,720)
Financing Activities		
Repayments of loans payable	–	(11,600)
Share and warrant issues net of issue costs	71,356	175,858
Net cash generated by financing activities	71,356	164,258
Increase (decrease) in cash and cash equivalents	(12,630)	12,820
Cash and cash equivalents – beginning of year	13,687	867
Cash and cash equivalents - end of year	$ 1,057	$ 13,687

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF INVESTMENT PORTFOLIO
AS AT FEBRUARY 28, 2009

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Cost [3]	Market Value [1]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,425,000 lbs	$ 262,565	$ 310,210
Uranium hexafluoride ("UF_6") [2]	1,492,230 KgU	$ 271,466	$ 238,918
		$ 534,031	$ 549,128
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.40	$ 57.18
- In United States dollars		$ 43.37	$ 45.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.92	$ 160.11
- In United States dollars		$ 168.15	$ 126.00

(1) The market values have been translated to Canadian dollars using the February 28, 2009 noon foreign exchange rate of 1.2707.
(2) Of the UF_6 holding described above, 500,000 KgU has been lent to a third party. See note 6 for further details of this arrangement.
(3) The cost of the portfolio excludes transaction fees incurred since the Company's inception in March 2005.

The accompanying notes are an integral part of these financial statements.

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Corp") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8") and uranium hexaflouride ("UF_6") (collectively "uranium") with the primary investment objective of achieving appreciation in the value of its uranium holdings. Uranium Corp trades publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All significant intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant Accounting Policies

(a) Investments

The fair value of investments in uranium are based on the most recent spot prices for uranium published by Ux Consulting Company, LLC prior to the applicable reporting period converted to Canadian dollars using the month end foreign exchange rate.

The cost of investments in uranium is accounted for on the date that significant risks and rewards to the uranium passes to Uranium Corp and is converted to Canadian dollars at the rate of exchange prevailing on that date.

Realized and unrealized gains or losses in uranium represents the difference between the fair value and average cost of uranium investments, adjusted for foreign exchange rate fluctuations, in Canadian dollars.

(b) Investments Lending

Income earned from investments lending is included in the consolidated statement of operations and is recognized when earned.

(c) Foreign Exchange Translation

The financial statements of Uranium Corp are expressed in Canadian dollars. Foreign currency monetary assets and liabilities are translated to Canadian dollars at the rate of exchange prevailing on the date of the applicable reporting period. Foreign currency income and expense transactions are translated into

Canadian dollars at the rate of exchange prevailing on the date of the transaction. Changes in the foreign exchange rates between the transaction date and the applicable reporting period date used to value monetary assets and liabilities are reflected in the statement of operations as a foreign exchange gain or loss.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Short-term investments are carried at cost which, together with accrued interest, approximates fair value.

(e) *Income Taxes Payable*

Uranium Corp follows the liability method of accounting for future income taxes. Under this method, current income taxes are recognized from the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income.

New Accounting Standards

Uranium Corp adopted the following new Canadian Institute of Chartered Accountants ("CICA") Handbook accounting standards effective March 1, 2008:

(a) Section 1535 "Capital Disclosures" requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company's objectives, policies and processes for managing capital (see note 7).

(b) Section 3862 "Financial Instruments – Disclosures" and Section 3863 "Financial Instruments – Presentation" replace Section 3861 "Financial Instruments – Disclosure and Presentation" and establish standards for increased disclosure and presentation regarding the nature and extent of risks arising from financial instruments and how the company manages those risks (see note 7).

(c) Emerging Issues Committee Abstract 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" requires the entity's own credit risk and the credit risk of the counterparty to be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments. Adoption of this standard did not have a significant impact on Uranium Corp's consolidated financial statements.

Accounting Standards Issued but not yet Adopted

The CICA issued the following accounting standards that are effective for Uranium Corp's fiscal years beginning on or after March 1, 2009

(a) International Financial Reporting Standards – the CICA plans to converge Canadian GAAP with International Financial Reporting Standards ("IFRS") for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact on the transition to IFRS on Uranium Corp's financial statements has not yet been determined.

3. INCOME TAXES

Unlike most investment funds, Uranium Corp is not a mutual fund trust, making it subject to income tax on its taxable income. Uranium Corp is also subject to varying rates of taxation due to its operations in multiple tax jurisdictions. A reconciliation of the combined Canadian federal and Ontario provincial income tax rate to Uranium Corp's effective rate of income tax is as follows:

(in thousands)	Year Ended February 28, 2009	Year Ended February 29, 2008
Increase (decrease) in net assets from operations before income taxes	$(132,934)	$(230,483)
Combined federal and Ontario provincial income tax rate	33.42%	35.69%
Computed income tax expense (recovery)	(44,427)	(82,259)
Difference between combined federal and Ontario provincial income tax rate and rates applicable to subsidiaries in other jurisdictions	20,814	17,000
Difference due to use of future tax rates rather than current tax rates in applicable jurisdictions	3,206	9,596
Tax losses not benefited	562	–
Taxable permanent differences	410	–
Operating loss carry-back	–	(23)
Other	18	(52)
Provision for (recovery of) income taxes	$(19,417)	$(55,738)
Provision for (recovery of) income taxes comprised of:		
Current tax expense (recovery)	$ 65	$ 289
Future tax expense (recovery)	(19,482)	(56,027)
	$(19,417)	$(55,738)

The components of the Company's future tax balances are as follows:

(in thousands)	February 28, 2009	February 29, 2008
Future tax assets:		
Tax benefit of share issue costs	$ 3,511	$ 4,095
Tax benefit of loss carryforwards	6,304	4,567
Unrealized loss on investments	4,971	1,908
	14,786	10,570
Valuation allowance	(1,702)	–
Future tax assets	$ 13,084	$ 10,570
Future tax liabilities:		
Unrealized gain on investments	$ 22,203	$ 39,953
Tax benefit of loss carryforwards	(960)	(729)
Future tax liabilities	$ 21,243	$ 39,224

At February 28, 2009, Uranium Corp has unused tax losses in Canada of $25,576,000 which are scheduled to expire between 2026 and 2029.

4. COMMON SHARES, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Shares

Uranium Corp is authorized to issue an unlimited number of common shares without par value. A continuity schedule of the issued and outstanding common shares and the associated dollar amounts is as follows:

(in thousands except common share balances)	Number of Common Shares	Amount
Balance at February 28, 2007	48,473,727	$299,759
Common share financings		
Gross proceeds on new issues	11,634,750	152,409
Issue costs	–	(7,133)
Tax effect of issue costs	–	2,068
Warrant activity		
Gross proceeds from exercises	4,883,364	30,582
Fair value of exercises	–	3,518
Balance at February 29, 2008	64,991,841	$481,203
Common share financings		
Gross proceeds on new issues	7,331,250	74,779
Issue costs	–	(3,489)
Tax effect of issue costs	–	1,013
Warrant activity		
Gross proceeds from exercises	5,500	66
Fair value of exercises	–	4
Balance at February 28, 2009	72,328,591	$553,576

Common share financings

In March 2008, Uranium Corp issued 7,331,250 shares at $10.20 per share for total gross proceeds of $74,779,000.

In October 2007, Uranium Corp issued 5,134,750 shares at $11.20 per share for total gross proceeds of $57,509,000.

In April 2007, Uranium Corp issued 6,500,000 shares at $14.60 per share for total gross proceeds of $94,900,000.

Warrants

A continuity schedule of the issued and outstanding warrants and the associated dollar amounts is as follows:

(in thousands except warrant balances)	Number of Warrants	Amount
Balance at February 28, 2007	7,753,624	$ 6,003
Warrants exercised	(4,883,364)	(3,518)
Warrants expired	(41,461)	(30)
Balance at February 29, 2008	2,828,799	$ 2,455
Warrants exercised	(5,500)	(4)
Warrants expired	(2,823,299)	(2,451)
Balance at February 28, 2009	–	$ –

Each whole warrant issued as part of the May 2005 equity unit financing had an expiry date of May 10, 2007 and was convertible into one common share at an exercise price of $6.25.

Each whole warrant issued as part of the September 2006 equity unit financing had an expiry date of September 15, 2008 and was convertible into one common share at an exercise price of $12.00.

Decrease in Net Assets from Operations After Taxes per Share

The calculation of the basic and diluted increase (decrease) in net assets from operations per common share is based on the following weighted average number of shares outstanding:

(in number of shares)	February 28, 2009	February 29, 2008
Weighted average number of shares outstanding:		
Basic	72,020,143	60,007,756
Warrant Dilution	–	–
Diluted	72,020,143	60,007,756

5. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by Uranium Corp prior to the completion of any acquisition of at least 90% of the common shares of the Company.

In accordance with the management services agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

Uranium Corp had a credit agreement with the Manager for a revolving facility of up to $15,000,000. The Company had drawn $11,600,000 under the facility which was repaid and terminated on April 10, 2007.

In June 2007, Uranium Corp purchased 75,000 pounds of U_3O_8 from the Manager at a price of US$130.00 per pound for total consideration of $10,368,000 (US$9,750,000).

In August 2008, Uranium Corp purchased 50,000 pounds of U_3O_8 from the Manager at a price of US$64.50 per pound for total consideration of $3,373,000 (US$3,225,000).

The following additional transactions were incurred with the Manager for the years ended:

(in thousands)	February 28, 2009	February 29, 2008
Fees incurred with the Manager:		
Management fees	$ 1,560	$ 1,901
Equity financing fees [(1)]	200	400
Transaction fees – uranium purchase commissions	1,246	2,246
Shareholder Information and other compliance	37	6
General office and miscellaneous	3	4
Interest and other debt related expenses		
Interest on loan payable	–	91
Standby fees on line of credit	–	4
Total fees incurred with the Manager	$ 3,046	$ 4,652

(1) Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.

As at February 28, 2009, accounts payable and accrued liabilities included $127,000 (February 29, 2008: $162,000) due to the Manager with respect to the fees indicated above.

6. INVESTMENTS LENDING

As at February 28, 2009, the outstanding value of investments on loan and collateral held is as follows:

(in thousands except quantity amounts)	Quantity of Measure	Market Value of Investments on Loan	Collateral Held
Uranium hexafluoride ("UF_6")	500,000 KgU	$ 80,054	$ 108,146

The UF_6 loaned is subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Collateral held is in the form of an irrevocable letter of credit from a major financial institution, that is subject to adjustment on an annual basis. This agreement is due to expire on December 31, 2009 and the UF_6 will be returned on that date.

7. CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

Capital Management

Uranium Corp's capital structure consists of share capital and contributed surplus. The Company's primary objective is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. Uranium purchases are normally funded through common share offerings with at least 85% of the gross proceeds invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the Company can enter into borrowing arrangements for up to 15% of the net assets of Uranium Corp to facilitate the purchases of uranium.

Risks Associated with Financial Instruments

Investment activities of Uranium Corp expose it to a variety of financial instrument risks: credit risk, liquidity risk, price risk, and currency risk. The source of risk exposure and how each is managed is outlined below:

Credit Risk

Uranium Corp's primary exposure to credit risk arises from its uranium lending arrangements. The Company lends uranium exclusively to large organizations with strong credit ratings and ensures that adequate security is provided for any loaned uranium (see note 6).

Liquidity Risk

Financial liquidity represents Uranium Corp's ability to fund future operating activities. Uranium Corp may generate cash from the lending or sale of uranium, or the sale of additional equity securities. The Company's primary income source from uranium lending is currently sufficient to meet its operating cash requirements. Although Uranium Corp enters into commitments to purchase uranium periodically, the commitments are normally contingent on the Company's ability to raise funds through the sale of additional equity securities.

Commodity Price Risk

Uranium Corp's net asset value is directly tied to the spot price of uranium published by Ux Consulting Company, LLC. In addition, the uranium loan fee fluctuates quarterly, following uranium spot price movements.

At February 28, 2009, a 10% increase (decrease) in the uranium spot price would have increased (decreased) the Company's net asset value by approximately $46,899,000.

Foreign Exchange Risk

Changes in the value of the Canadian dollar compared to foreign currencies will affect the value, as reported, of the Company's foreign denominated investments, cash and cash equivalents, receivables, and accounts payables.

As the prices of uranium are quoted in U.S. currency, fluctuations in the U.S. dollar relative to the Canadian dollar can significantly impact the valuation of uranium and the associated purchase prices from a Canadian dollar perspective. At February 28, 2009, a 10% increase (decrease) in the U.S. to Canadian dollar exchange rate would have increased (decreased) the Company's net asset value by approximately $46,899,000.

Uranium Participation Corporation



Atrium on Bay 595 Bay Street Suite 402 Toronto Ontario M5G 2C2
Tel 416 979 1991
Fax 416 979 5893
www.uraniumparticipation.com

June 10, 2009

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Ladies and Gentlemen:

Re: Uranium Participation Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (**SEC File No. 82-35023**)

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

Press Release dated February 18, 2009
Press Release dated March 27, 2009
Notice of Meeting and Record Date – Computershare dated April 17, 2009
Press Release dated April 22, 2009
Press Release dated April 23, 2009
Ontario Form 13-502F1 (Class 1 Reporting Issuers – Participation Fee) filed on April 23, 2009
Audited Annual Financial Statements – February 28, 2009
Annual Management Report of Fund Performance – February 28, 2009
Independent Review Committee 2009 Annual Report to Shareholders
Press Release dated May 6, 2009 – Re Appointment of Ron Hochstein as President
Press Release dated May 6, 2009 – Re Announcement of $90 Million Bought Deal Financing
Amendment Agreement Management Services Agreement filed May 6, 2009
Annual Information Form dated May 6, 2009
Preliminary Short Form Prospectus dated May 12, 2009
Preliminary Decision Document from the Ontario Securities Commission dated May 12, 2009
Material Change Report dated May 14, 2009
Press Release dated May 15, 2009
Underwriting Agreement dated as of May 6, 2009
Final Short Form Prospectus dated May 20, 2009
Consent Letter of Issuer's Legal Counsel – Heenan Blaikie dated May 20, 2009
Auditors' Consent Letter – PricewaterhouseCoopers dated May 20, 2009
Consent Letter of Underwriters' Legal Counsel – Borden Ladner Gervais dated May 20, 2009
Final Decision Document – Ontario Securities Commission dated May 20, 2009

2009 Annual Report
NI-Card filed May 25, 2009
Notice of Annual General Meeting of Shareholders on June 23, 2009 – dated May 15, 2009
Management Proxy Circular dated May 15, 2009
Form of Proxy – Annual Meeting to be held on June 23, 2009
Press Release dated May 28, 2009
Material Change Report dated June 1, 2009

B. Information filed by the Company with the Toronto Stock Exchange

Form 1 Submission for the month of September 2008
Form 1 Submission for the month of May 2009
Form 3 – Termination/Resignation of Brenda Ruth Lazare as Corporate Secretary – dated March 6, 2009
Form 3 – Termination/Resignation of E. Peter Farmer as President – dated May 7, 2009
Form 3 – Appointment of Ron F. Hochstein as President – dated May 7, 2009
Form 3 – Appointment of Andre Desautels as Corporate Secretary – dated May 7, 2009

C. Information which the Company has offered for distribution to its security holders

The following were mailed to Shareholders:

- 2009 Annual Report
- Notice of Annual General Meeting of Shareholders on June 23, 2009 – dated May 15, 2009
- Management Proxy Circular dated May 15, 2009
- Form of Proxy – Annual Meeting to be held on June 23, 2009
- NI-Card

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (416) 979 – 1991 Ext. 235.

Very truly yours,

URANIUM PARTICIPATION CORPORATION

By: 
Title: Corporate Secretary

Uranium Participation Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT JANUARY 31, 2009

TORONTO, February 18, 2009 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at January 31, 2009 was CDN$568,730,000 or CDN$7.86 per share. As at January 31, 2009, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,425,000 lbs	$ 262,565	$ 321,959
Uranium hexafluoride ("UF_6")	1,492,230 KgU	$ 271,466	$ 258,299
		$ 534,031	$ 580,258
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.40	$ 59.35[1]
- In United States dollars		$ 43.37	$ 48.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.92	$ 173.10[1]
- In United States dollars		$ 168.15	$ 140.00

[1] Converted at the January 31, 2009 exchange rate of $1.2364.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT FEBRUARY 28, 2009

TORONTO, March 27, 2009 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at February 28, 2009 was CDN$541,397,000 or CDN$7.49 per share. As at February 28, 2009, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,425,000 lbs	$ 262,565	$ 310,210
Uranium hexafluoride ("UF_6")	1,492,230 KgU	$ 271,466	$ 238,918
		$ 534,031	$ 549,128
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.40	$ 57.18[1]
- In United States dollars		$ 43.37	$ 45.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.92	$ 160.11[1]
- In United States dollars		$ 168.15	$ 126.00

[1] Converted at the February 28, 2009 exchange rate of $1.2707.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Computershare

Date: 17/04/2009

100 University Avenue, 9th floor
Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: URANIUM PARTICIPATION CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type : Annual Meeting
Record Date for Notice of Meeting : 04/05/2009
Record Date for Voting (if applicable) : 04/05/2009
Meeting Date : 23/06/2009
Meeting Location (if available) : Toronto, ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	917017105	CA9170171057

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for URANIUM PARTICIPATION CORPORATION

Uranium
Participation
Corporation

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT MARCH 31, 2009

TORONTO, April 22, 2009 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at March 31, 2009 was CDN$506,805,000 or CDN$7.01 per share. As at March 31, 2009, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,425,000 lbs	$ 262,565	$ 287,137
Uranium hexafluoride ("UF_6")	1,492,230 KgU	$ 271,466	$ 221,900
		$ 534,031	$ 509,037
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.40	$ 52.93[1]
- In United States dollars		$ 43.37	$ 42.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.92	$ 148.70[1]
- In United States dollars		$ 168.15	$ 118.00

[1] Converted at the March 31, 2009 exchange rate of $1.2602.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS FINANCIAL RESULTS FOR THE YEAR ENDED FEBRUARY 28, 2009

TORONTO, April 23, 2009 – Uranium Participation Corporation ("Uranium Corp") reports results for the year ended February 28, 2009. All amounts are in Canadian currency unless otherwise noted.

The Company recorded negative revenue for the year as a result of unrealized losses on its uranium investment due to the decline in the spot price of uranium during the year.

Revenue for the year was negative $127.0 million (2008 - $221.1 million negative) consisting of $131.8 million in unrealized losses in the value of the Company's uranium investments (2008 - $228.6 million unrealized loss), $4.6 million (2008 - $7.1 million) in income from investment lending and $0.2 million (2008 - $0.4 million) in interest earned on invested cash.

Expenses for the year totaled a net recovery of $13.5 million (2008 - $46.3 million recovery) which included a $19.4 million recovery of future income taxes related to the unrealized loss and a $1.0 million foreign exchange loss due to the decline in the value of the U.S. currency acquired and held for the purchase of uranium.

During the year the Company realized cash revenue of approximately $4.8 million which approximately offset its cash expenses.

Net asset value decreased from $582.5 million at February 29, 2008 to $541.4 million at February 28, 2009. Basic net asset value per common share based upon the uranium spot price of US$45.00 per pound decreased $1.47 or 16% to $7.49 at February 28, 2009.

About Uranium Participation Corporation
Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

E. Peter Farmer, President (416) 979-1991 Ext. 231

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation
Annual Management Report of Fund Performance
February 28, 2009

DISCLOSURE

This Annual Management Report of Fund Performance contains financial highlights but does not contain the complete Audited Annual Financial Statements of Uranium Participation Corporation ("Uranium Corp" or "Corporation"). You can get a copy of the Audited Annual Financial Statements at your request, and at no cost, by calling 416-979-1991, by writing to us at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com. You may also contact us to obtain a copy of Uranium Corp's quarterly portfolio disclosure.

Uranium Corp holds physical commodities and not equity security investments. As a result, Uranium Corp does not have an investment proxy voting disclosure record, nor does it have proxy voting policies and procedures.

This Annual Management Report of Fund Performance is current as of April 23, 2009. All amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Annual Management Report of Fund Performance contains certain forward looking statements and forward looking information that are based on the company's current internal expectations, estimates, assumptions and beliefs. Forward looking statements generally can be identified by the use of forward looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward looking statements involve numerous assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Corp, may cause actual results to differ materially from the expectations expressed in the forward looking statements. See "RISK FACTORS" included later in the Annual Management Report of Fund Performance for a further description of the principal risks of Uranium Corp.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward looking statements. Except where required under applicable securities legislation, Uranium Corp does not undertake to update any forward looking information.

URANIUM PARTICIPATION CORPORATION

Uranium Corp was incorporated on March 15, 2005 under the Ontario Business Corporations Act. Uranium Corp was created to invest in, hold and sell uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6") (collectively "uranium"). Uranium Corp invests in and holds physical uranium through its wholly-owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited (the "Subsidiaries"). Uranium Participation Alberta Corp. was

incorporated on May 4, 2005 under the Alberta Business Corporations Act and Uranium Participation Cyprus Limited ("UPCL") was incorporated on September 10, 2006 under the laws of the Republic of Cyprus. In August 2007, UPCL obtained a business license and established a branch office in Luxembourg through which the operations of UPCL are conducted. Unless otherwise indicated or where the context otherwise requires, references to "Uranium Corp" or the "Corporation" includes the Subsidiaries.

Uranium Corp is governed by its board of directors (the "Board of Directors") and administered by Denison Mines Inc. (the "Manager") pursuant to a management services agreement (the "Management Services Agreement").The common shares of Uranium Corp trade publicly on the Toronto Stock Exchange under the symbol "U".

Uranium Corp established an Independent Review Committee ("IRC") from its qualified independent Board members in October 2007. The IRC has adopted a mandate that provides that the IRC must provide a recommendation or approval of transactions in which there is a conflict of interest between the Corporation and its Manager, as contemplated by National Instrument 81-107, Independent Review Committee for Investment Funds of the Canadian Securities Administrators ("NI 81-107"). The IRC will prepare a report to shareholders on at least an annual basis. The report will be available on the Corporation's website at www.uraniumparticipation.com and is also available to shareholders at no cost by contacting the Corporation at info@uraniumparticpation.com.

Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Unlike many investment funds, Uranium Corp does not qualify as a mutual fund trust under the provisions of the Income Tax Act (Canada) (the "Act") and, accordingly, follows the general corporate income tax provisions of the Act.

INVESTMENT OBJECTIVES AND STRATEGY

The primary investment objective of Uranium Corp is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. While it is not the current intention of Uranium Corp to do so in the short term, it may subsequently sell some or all of its uranium holdings. Ownership of the Corporation's common shares represents an indirect interest in ownership of physical uranium. This provides an investment alternative for investors interested in investing in these commodities without incurring the risks associated with investments in companies that explore for, mine and process uranium related products.

In implementing the investment strategy of the Corporation, at least 85% of the gross proceeds of any common share offerings will be invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the Corporation can enter into borrowing arrangements to facilitate the purchases of uranium where the current cash on hand is not adequate to cover such commitments. The maximum amount of any such borrowing cannot exceed 15% of the net assets of Uranium Corp. The Corporation may also enter into uranium lending transactions in order to earn additional returns.

For a more detailed description of the Corporation's investment policies and by-laws, please refer to Uranium Corp's Annual Information Form available on SEDAR.

INVESTMENT RISK

There are a number of factors that could negatively affect Uranium Corp.'s business and the value of Uranium Corp's securities, including the factors listed below. Such factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation. The following information pertains to the outlook and conditions currently known to Uranium Corp that could have a material impact on the financial condition of Uranium Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Corp in the future.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Corp's activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the spot prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Corp's control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; purchases and sales by brokers and traders of uranium; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 price will affect the net asset value per common share ("NAV") of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound, and the UF_6 price per KgU at December 31 for the five calendar years ended December 31, 2008, and as at February 28, 2009[(1)].

	December 31					February 28
	2004	2005	2006	2007	2008	2009
U_3O_8	$20.70	$36.25	$72.00	$90.00	$53.00	$45.00
UF_6	$63.09[(2)]	$105.00	$199.00	$240.00	$145.00	$126.00

(1) As published by Ux Consulting Company, LLC ("UxCo") in U.S. dollars.
(2) UF_6 prices for 2004 were not published by UxCo. Amount shown for 2004 is the UF_6 value, which is obtained by adding (i) the spot price for U_3O_8 multiplied by 2.61285; and (ii) the spot conversion price of UF_6.

No Public Market for Uranium

There is no public market for the sale of uranium. The uranium futures market on NYMEX does not provide for physical delivery of uranium, only cash on settlement; and the trading forum by certain buyers does not offer a formal market but rather facilitates the introduction of buyers to sellers. Uranium Corp may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several months to complete. In addition, as the supply of uranium is limited, Uranium Corp may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase or sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8 or UF_6. Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is competitive. Supplies are available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People's Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF_6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Corporation and may affect the supply of uranium available for sale and use in the United States and Europe, which are the largest markets for uranium in the world.

Foreign Exchange Rates

Uranium Corp maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Corp's control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Corp's operations or on the trading value of its common shares.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at licensed uranium conversion or enrichment facilities (the "Facilities") and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Corp or ensure that Uranium Corp has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Corp will fully cover or absolve Uranium Corp in the event of loss or damage. Uranium Corp may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Corp.

All uranium is stored at licensed Facilities. As the number of duly licensed Facilities is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Corp will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Corp.

Lack of Operational Liquidity

The expenses of Uranium Corp are funded from cash on hand that is not otherwise invested in uranium and revenue from the lending of uranium. Once such cash available has been expended, Uranium Corp may either generate cash from the lending or sale of uranium, or the sale of additional equity securities. There is no guarantee that Uranium Corp will be able to sell additional equity or equity related securities on terms acceptable to Uranium Corp in the future, that Uranium Corp will be able to sell uranium in a timely or profitable manner or that Uranium Corp will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Corp.

Lack of Investment Liquidity

Uranium Corp is not a mutual fund, and an investment in its common shares and warrants is not redeemable. Uranium Corp's liquidity will rely principally on sales or lending by Uranium Corp of uranium. Accordingly, Uranium Corp may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its uranium holdings.

Since inception, the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value

The net asset value reported by Uranium Corp is based on the spot price of uranium published by UxCo. Accordingly, the net asset value may not necessarily reflect the actual realizable value of uranium held by Uranium Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end and dividing the result by the number of common shares outstanding. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation is not a mutual fund trust, making it subject to income tax on its taxable income.

Market Price of Common Shares

It appears that the market price of the common shares is related to the NAV. Uranium Corp cannot predict whether the common shares will, in the future, trade above, at or below the NAV.

The market price of the common shares may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Corp is a self-governing corporation that is governed by the Board of Directors appointed and elected by the holders of common shares. Uranium Corp will, therefore, be dependent on the services of its Board for investment decisions and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term in accordance with the terms thereof. Uranium Corp may not be able to readily secure similar services to, or at management fees comparable to those under the Management Services Agreement, and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Corp may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Corp have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Corp as they arise from time to time.

Uranium Lending

The Corporation has and may enter again into uranium lending arrangements. It has, and will in the future, ensure that adequate security is provided for any loaned uranium. However, there is a risk that the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Corp may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Corp.

RESULTS OF OPERATIONS

Uranium Corp's basic NAV decreased from $8.96 per share at February 29, 2008 to $7.49 at February 28, 2009 representing a basic NAV loss of 16.4%. Over the comparable time period, Uranium Corp's benchmark, the S&P/TSX Composite Index, decreased by 40.2%.

Uranium Corp's net assets at February 28, 2009 were $541,397,000 representing a 7.1% decrease from net assets of $582,545,000 at February 29, 2008. Of the net asset value decrease of $41,148,000 over the period, $113,517,000 was attributable to the decrease in investment operation performance offset by after-tax net proceeds of additional equity issues and warrant exercises of $72,369,000.

Equity Financing

In March 2008, Uranium Corp issued 7,331,250 shares at $10.20 per share for gross proceeds of $74,779,000.

In October 2007, Uranium Corp issued 5,134,750 shares at $11.20 per share for gross proceeds of $57,509,000.

In April 2007, Uranium Corp issued 6,500,000 shares at $14.60 per share for gross proceeds of $94,900,000.

As at February 28, 2009, Uranium Corp had 72,328,591 common shares issued and outstanding. All outstanding unexercised warrants expired on September 15, 2008.

Since inception, Uranium Corp has raised gross proceeds of $543,439,000 through common share and equity unit financings and $31,202,000 from the exercise of warrants. Uranium Corp invested $534,031,000 or 92.9% of these amounts into its portfolio of uranium investments.

Investment Portfolio

During the year, Uranium Corp increased its U_3O_8 holdings by 950,000 pounds, raising its total holdings to 5,425,000 pounds at February 28, 2009. The total cost of this investment was $262,565,000 or $48.40 per pound. The fair value of this investment at February 28, 2009 was $310,210,000 or $57.18[1] per pound, representing an increase of 18.1%. On a U.S dollar basis, the fair value of this investment has increased by 3.8%.

During the year, Uranium Corp increased its UF_6 holdings by 75,000 KgU, raising its total holdings to 1,492,230 KgU at February 28, 2009. The total average cost of this investment was $271,466,000 or $181.92 per KgU. The fair value of this investment at February 28, 2009 was $238,918,000 or $160.11 [(1)] per KgU, representing a decrease of 12.0%. On a U.S dollar basis, the fair value of this investment has decreased by 25.1%.

Uranium Corp entered into a lending arrangement effective January 1, 2007 to loan 500,000 KgU as UF_6 to a producer for a period of three years. This arrangement, which generates loan fee revenues and reduces storage costs, is collateralized by an irrevocable letter of credit.

Investment Performance

Investment operation results of a $113,517,000 loss for the year ended February 28, 2009 have been largely driven by unrealized losses on uranium investments of $131,753,000 net of tax recovery movements of $19,417,000.

Unrealized losses on investments result from U_3O_8 prices declining from US$73.00 at February 29, 2008 to US$45.00 at February 28, 2009, as reported by UxCo. Similarly, UF_6 spot prices declined from US$200.00 per KgU at February 29, 2008 to US$126.00 at February 28, 2009. Prices have declined further subsequent to this reporting date (refer to "RECENT DEVELOPMENTS" section below).

Uranium Corp is not a mutual fund trust therefore it is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at rates ordinarily applicable to public corporations. Currently, Uranium Corp accrues future income taxes payable based on the unrealized gains on investments. Tax recovery movements reflect an effective tax rate of approximately 15 percent for the year compared to provision movements of approximately 24 percent in the prior year. Uranium investments made through its wholly owned subsidiary, UPCL, caused the decline in Uranium Corp's effective future tax rate. The resulting revaluation of Uranium Corp's future tax assets and liabilities using the substantively enacted lower tax rates of between 3% and 29% have resulted in a favourable impact on the in period effective tax rate.

RECENT DEVELOPMENTS

As reported by UxCo as at April 20, 2009, the spot price of U_3O_8 has declined to US$42.00 per pound from US$45.00 per pound on February 23, 2009 a decrease of 7%.

---

[1] Reflects spot prices published by UxCo on February 23, 2009 of US$45.00 per pound for U_3O_8 and US$126.00 per KgU for UF_6 translated at a foreign exchange rate of 1.2707.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board ("AcSB") announced that the changeover for publicly-listed companies to adopt IFRS, replacing Canada's own GAAP, will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Corporation will be February 29, 2012. This will require the restatement, for comparative purposes, of amounts reported by Uranium Corp for the year ended February 28, 2011.

In the 2009-2010 fiscal year, Uranium Corp will assess the impact of the transition to IFRS on the Corporation's accounting policies and will establish a project plan to implement IFRS.

RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a Management Services Agreement with its Manager. Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by Uranium Corp prior to the completion of any acquisition of at least 90% of the common shares of the Corporation.

In accordance with the Management Services Agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

Uranium Corp had a credit agreement with the Manager for a revolving facility of up to $15,000,000. The Corporation had drawn $11,600,000 under the facility which was repaid and terminated on April 10, 2007.

In June 2007, Uranium Corp purchased 75,000 pounds of U_3O_8 from the Manager at a price of US$130.00 per pound for total consideration of $10,368,000 (US$9,750,000).

In August 2008, Uranium Corp purchased 50,000 pounds of U_3O_8 from the Manager at a price of US$64.50 per pound for total consideration of $3,373,000 (US$3,225,000).

The following additional transactions were incurred with related parties during the years ended:

(in thousands of Canadian dollars)	February 28, 2009	February 29, 2008
Fees incurred with the Manager:		
Management fees	$ 1,560	$ 1,901
Equity financing fees [(1)]	200	400
Transaction fees – uranium purchase commissions	1,246	2,246
Shareholder Information and other compliance	37	6
General office and miscellaneous	3	4
Interest and other debt related expenses		
Interest on loan payable	–	91
Standby fees on line of credit	–	4
Total fees incurred with related parties	$ 3,046	$ 4,652

(1) Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.

As at February 28, 2009, accounts payable and accrued liabilities included $127,000 (February 29, 2008: $162,000) due to the Manager with respect to the fees indicated above.

PAST PERFORMANCE

The following tables show the past performance for the NAV attributable to common shares ("net asset value return") and the past performance of the share price ("market value return") of Uranium Corp and will not necessarily indicate how Uranium Corp will perform in the future. Net asset return is the best representation of the performance of Uranium Corp while market value return is the best representation of the return to a shareholder of the Uranium Corp.

Year by Year Returns

The table below shows the annual performance in net asset value return and market value return of Uranium Corp for each period indicated. The table shows, in percentage terms, how much an investment held on the first day of each financial period would have increased or decreased by the last day of each financial year.

	February 2009 [(1)]	February 2008 [(1)]	February 2007 [(1)]	February 2006 [(2)]
Net asset value return (loss) – basic	(16.4%)	(25.0%)	110.0%	18.3%
Net asset value return (loss) – diluted	(16.4%)	(21.6%)	100.9%	18.3%
Market value return (loss)	(47.6%)	(18.4%)	94.1%	40.2%

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

Annual Compounded Returns

The table below shows the annual compounded return in net asset value return and market value return of Uranium Corp from inception through to the end of the indicated period, compared with the TSX Composite Index calculated on the same compounded basis.

	February 2009 [1]	February 2008 [1]	February 2007 [1]	February 2006 [1]
Net asset value return – basic	55.7%	86.28%	148.4%	18.3%
Net asset value return – diluted	55.7%	86.28%	137.6%	18.3%
Market value return	16.3%	122.1%	172.1%	40.2%
S&P / TSX Composite Index [2]	(14.4%)	43.1%	37.4%	23.1%

(1) Period from completion of initial public offering on May 10, 2005 through to February month-end of indicated year.

(2) The S&P / TSX Composite Index is a market capitalization-weighted index that provides a broad measure of performance of the Canadian equity market.

SUMMARY OF INVESTMENT PORTFOLIO

Uranium Corp's investment portfolio consists of the following as at February 28, 2009:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Cost [3]	Market Value [1]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,425,000 lbs	$ 262,565	$ 310,210
Uranium hexafluoride ("UF_6") [2]	1,492,230 KgU	$ 271,466	$ 238,918
		$ 534,031	$ 549,128
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.40	$ 57.18
- In United States dollars		$ 43.37	$ 45.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.92	$ 160.11
- In United States dollars		$ 168.15	$ 126.00

(1) The market values have been translated to Canadian dollars using the February 28, 2009 noon foreign exchange rate of 1.2707.

(2) Of the UF_6 holding described above, 500,000 KgU has been lent to a third party.

(3) The average cost of the portfolio has been adjusted to exclude transaction costs incurred since Uranium Corp's inception in March 2005.

FINANCIAL HIGHLIGHTS

The following tables show selected key financial information about Uranium Corp and is intended to help you understand Uranium Corp's financial performance for the last five reporting periods (if applicable). This information is derived from the Corporation's audited annual financial statements.

Net Asset Value per Share

	February 2009 (1)	February 2008 (1)	February 2007 (1)	February 2006 (2)
Net Asset Value per Share – Basic:				
Net asset value, beginning of period (3)	$ 8.96	$ 11.95	$ 5.69	$ 4.81
Increase (decrease) from operations (3):				
Total revenue	$ 0.07	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes (4)	$ (0.08)	$ (0.16)	$ (0.15)	$ (0.22)
Income tax provision	$ 0.27	$ 0.93	$ (2.06)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –	$ –
Unrealized gains (losses) for the period (4)	$ (1.83)	$ (3.81)	$ 8.45	$ 1.30
Total increase (decrease) from operations	$ (1.58)	$ (2.91)	$ 6.27	$ 0.73
Net asset value, end of period (3)	$ 7.49	$ 8.96	$ 11.95	$ 5.69
Net asset value per share – diluted:				
Net asset value, beginning of period (3)	$ 8.96	$ 11.43	$ 5.69	$ 4.81
Increase (decrease) from operations (3):				
Total revenue	$ 0.07	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes (4)	$ (0.08)	$ (0.16)	$ (0.14)	$ (0.22)
Income tax provision	$ 0.27	$ 0.93	$ (1.97)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –	$ –
Unrealized gains (losses) for the period (4)	$ (1.83)	$ (3.81)	$ 8.08	$ 1.30
Total increase (decrease) from operations	$ (1.58)	$ (2.91)	$ 6.00	$ 0.73
Net asset value, end of period (3)	$ 7.49	$ 8.96	$ 11.43	$ 5.69

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) Net asset values are based upon the actual number of common shares outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of common shares outstanding over the financial period.

Ratios and Supplemental Data

	February 2009 [1]	February 2008 [1]	February 2007 [1]	February 2006 [2]
Total net asset value, end of the period (000's)	$541,397	$582,545	$579,364	$175,010
Average net asset value for the period (000's)	$585,072	$708,476	$336,589	$116,015
Number of common shares outstanding (000's)	72,329	64,992	48,474	30,751
Management expense ratio [3]				
Total expenses before taxes [4]	0.79%	1.01%	1.11%	2.45%
Income tax provision	(3.32%)	(7.87%)	25.05%	7.26%
Portfolio turnover rate	–	–	–	–
Trading expense ratio [5]	0.22%	0.32%	0.73%	1.75%
Closing market price per common share on the TSX	$ 6.05	$ 11.55	$ 14.15	$ 7.29

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) The management expense ratio for total expenses represents total investment operation expenses for the period over the average net asset value of the fund for the period.

(4) Transaction costs are excluded from total expenses in calculating the management expense ratio. These costs are included in the trading expense ratio calculation.

(5) Represents total transaction costs for the period over the average net asset value of the fund for the period. Warehousing and custodian costs have been included in the expense amount for the management expense ratio calculation.

Responsibility for Financial Reporting

To the Shareholders of Uranium Participation Corporation,

The Company's management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. The Company's management is also responsible for maintaining systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide assurance that the financial information is accurate and reliable in all material respects and that the Company's assets are appropriately accounted for and adequately safeguarded. The Company's management believes that such systems are operating effectively and has relied on these systems of internal control in preparing these financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants, are independent external auditors appointed by the shareholders to issue a report regarding the consolidated financial statements of the Company. PricewaterhouseCoopers' audit report outlines the extent and nature of their examination and expresses their opinion on the consolidated financial statements.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying annual management report of fund performance. The Board carries out this responsibility principally through its Audit Committee, which is appointed annually and consists of three Directors, none of whom are members of management.

The Audit Committee meets at least twice per year with management, together with the independent auditors, to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The independent external auditors have full access to the Audit Committee with and without management present. The Committee, among other things, reviews matters related to the quality of internal control, audit and financial reporting issues. The Audit Committee reviews the consolidated financial statements and the independent auditors' report, and reports its findings to the Board of Directors, prior to the Board approving such information for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the Company's independent auditors.

(Signed) "E. Peter Farmer"

E. Peter Farmer
President

(Signed) "James R. Anderson"

James R. Anderson
Chief Financial Officer

April 23, 2009

Independent Auditors' Report

To the Shareholders of Uranium Participation Corporation

We have audited the accompanying consolidated statements of net assets of Uranium Participation Corporation (the Company) as at February 28, 2009 and February 29, 2008, the consolidated statements of operations, changes in net assets and cash flows for the years ended February 28, 2009 and February 29, 2008 and the consolidated statement of investment portfolio as at February 28, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2009 and February 29, 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 23, 2009

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENTS OF NET ASSETS

(in thousands of Canadian dollars, except per share amounts)	February 28, 2009	February 29, 2008
Assets		
Investments at market value	$549,128	$597,796
(at cost: 2009-$534,031; 2008-$450,946)		
Cash and cash equivalents	1,057	13,687
Sundry receivables and other assets	878	1,113
Income taxes receivable	-	23
Future income taxes (note 3)	13,084	10,570
	$564,147	$623,189
Liabilities		
Accounts payable and accrued liabilities	1,399	1,030
Income taxes payable	108	390
Future income taxes (note 3)	21,243	39,224
Net assets	$541,397	$582,545
Net assets represented by		
Common shares (note 4)	$553,576	$481,203
Warrants (note 4)	–	2,455
Contributed surplus (note 4)	2,481	30
Retained earnings (deficit)	(14,660)	98,857
	$541,397	$582,545
Common shares		
Issued and outstanding (note 4)	72,328,591	64,991,841
Net asset value per common share		
Basic and diluted	$ 7.49	$ 8.96

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD OF URANIUM PARTICIPATION CORPORATION

"Richard H. McCoy" *"Garth A. C. MacRae"*

Richard H. McCoy
Director

Garth A. C. MacRae
Director

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of Canadian dollars)	Year Ended February 28, 2009	Year Ended February 29, 2008
Income		
Interest	$ 169	$ 435
Income from investment lending (note 6)	4,581	7,080
Unrealized losses on investments	(131,753)	(228,594)
	(127,003)	(221,079)
Operating expenses		
Transaction fees (note 5)	1,290	2,246
Management fees (note 5)	1,560	1,901
Storage fees	1,350	954
Audit fees	78	49
Directors fees	102	120
Legal and other professional fees	25	188
Shareholder information and other compliance	220	206
General office and miscellaneous	354	242
Interest and other debt related expenses	–	95
Foreign exchange loss	952	3,403
	5,931	9,404
Decrease in net assets from operations before taxes	(132,934)	(230,483)
Income tax recovery (note 3)	(19,417)	(55,738)
Decrease in net assets from operations after taxes	(113,517)	(174,745)
Opening retained earnings	98,857	273,602
Closing retained earnings (deficit)	(14,660)	98,857
Decrease in net assets from operations after taxes per common share		
Basic and diluted	$ (1.58)	$ (2.91)
Weighted average common shares outstanding (note 4)		
Basic and diluted	72,020,143	60,007,756

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
STATEMENTS OF CHANGES IN NET ASSETS

(in thousands of Canadian dollars)	Year Ended February 28, 2009	Year Ended February 29, 2008
Net assets at beginning of year	$582,545	$579,364
Net proceeds from issue of units and shares, and exercise of warrants, after tax	72,369	177,926
Decrease in net assets from operations after taxes	(113,517)	(174,745)
Net assets at end of year	$541,397	$582,545

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)	Year Ended February 28, 2009	Year Ended February 29, 2008
Operating Activities		
Decrease in net assets from operations after taxes	$(113,517)	$(174,745)
Adjustments for non-cash items:		
Unrealized losses on investments	131,753	228,594
Future income tax recovery	(19,482)	(56,027)
Changes in non-cash working capital:		
Change in sundry receivables and other assets	235	(75)
Change in income taxes receivable	23	252
Change in accounts payable and accrued liabilities	369	(1)
Change in income taxes payable	(282)	284
Net cash used in operating activities	(901)	(1,718)
Investing Activities		
Purchases of uranium investments	(83,085)	(149,720)
Net cash used in investing activities	(83,085)	(149,720)
Financing Activities		
Repayments of loans payable	–	(11,600)
Share and warrant issues net of issue costs	71,356	175,858
Net cash generated by financing activities	71,356	164,258
Increase (decrease) in cash and cash equivalents	(12,630)	12,820
Cash and cash equivalents – beginning of year	13,687	867
Cash and cash equivalents - end of year	$ 1,057	$ 13,687

The accompanying notes are an integral part of these financial statements.

URANIUM PARTICIPATION CORPORATION
CONSOLIDATED STATEMENT OF INVESTMENT PORTFOLIO
AS AT FEBRUARY 28, 2009

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Cost [3]	Market Value [1]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,425,000 lbs	$ 262,565	$ 310,210
Uranium hexafluoride ("UF_6") [2]	1,492,230 KgU	$ 271,466	$ 238,918
		$ 534,031	$ 549,128
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.40	$ 57.18
- In United States dollars		$ 43.37	$ 45.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.92	$ 160.11
- In United States dollars		$ 168.15	$ 126.00

(1) The market values have been translated to Canadian dollars using the February 28, 2009 noon foreign exchange rate of 1.2707.
(2) Of the UF_6 holding described above, 500,000 KgU has been lent to a third party. See note 6 for further details of this arrangement.
(3) The cost of the portfolio excludes transaction fees incurred since the Company's inception in March 2005.

The accompanying notes are an integral part of these financial statements.

1. URANIUM PARTICIPATION CORPORATION

Uranium Participation Corporation ("Uranium Corp") was established under the Business Corporations Act (Ontario) ("OBCA") on March 15, 2005. Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Uranium Corp was created to invest substantially all of its assets in uranium oxide in concentrates ("U_3O_8") and uranium hexaflouride ("UF_6") (collectively "uranium") with the primary investment objective of achieving appreciation in the value of its uranium holdings. Uranium Corp trades publicly on the Toronto Stock Exchange under the symbol U.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Uranium Corp and its wholly owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All significant intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant Accounting Policies

(a) Investments

The fair value of investments in uranium are based on the most recent spot prices for uranium published by Ux Consulting Company, LLC prior to the applicable reporting period converted to Canadian dollars using the month end foreign exchange rate.

The cost of investments in uranium is accounted for on the date that significant risks and rewards to the uranium passes to Uranium Corp and is converted to Canadian dollars at the rate of exchange prevailing on that date.

Realized and unrealized gains or losses in uranium represents the difference between the fair value and average cost of uranium investments, adjusted for foreign exchange rate fluctuations, in Canadian dollars.

(b) Investments Lending

Income earned from investments lending is included in the consolidated statement of operations and is recognized when earned.

(c) Foreign Exchange Translation

The financial statements of Uranium Corp are expressed in Canadian dollars. Foreign currency monetary assets and liabilities are translated to Canadian dollars at the rate of exchange prevailing on the date of the applicable reporting period. Foreign currency income and expense transactions are translated into

Canadian dollars at the rate of exchange prevailing on the date of the transaction. Changes in the foreign exchange rates between the transaction date and the applicable reporting period date used to value monetary assets and liabilities are reflected in the statement of operations as a foreign exchange gain or loss.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Short-term investments are carried at cost which, together with accrued interest, approximates fair value.

(e) *Income Taxes Payable*

Uranium Corp follows the liability method of accounting for future income taxes. Under this method, current income taxes are recognized from the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income.

New Accounting Standards

Uranium Corp adopted the following new Canadian Institute of Chartered Accountants ("CICA") Handbook accounting standards effective March 1, 2008:

(a) Section 1535 "Capital Disclosures" requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company's objectives, policies and processes for managing capital (see note 7).

(b) Section 3862 "Financial Instruments – Disclosures" and Section 3863 "Financial Instruments – Presentation" replace Section 3861 "Financial Instruments – Disclosure and Presentation" and establish standards for increased disclosure and presentation regarding the nature and extent of risks arising from financial instruments and how the company manages those risks (see note 7).

(c) Emerging Issues Committee Abstract 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" requires the entity's own credit risk and the credit risk of the counterparty to be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments. Adoption of this standard did not have a significant impact on Uranium Corp's consolidated financial statements.

Accounting Standards Issued but not yet Adopted

The CICA issued the following accounting standards that are effective for Uranium Corp's fiscal years beginning on or after March 1, 2009

(a) International Financial Reporting Standards – the CICA plans to converge Canadian GAAP with International Financial Reporting Standards ("IFRS") for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact on the transition to IFRS on Uranium Corp's financial statements has not yet been determined.

3. INCOME TAXES

Unlike most investment funds, Uranium Corp is not a mutual fund trust, making it subject to income tax on its taxable income. Uranium Corp is also subject to varying rates of taxation due to its operations in multiple tax jurisdictions. A reconciliation of the combined Canadian federal and Ontario provincial income tax rate to Uranium Corp's effective rate of income tax is as follows:

(in thousands)	Year Ended February 28, 2009	Year Ended February 29, 2008
Increase (decrease) in net assets from operations before income taxes	$(132,934)	$(230,483)
Combined federal and Ontario provincial income tax rate	33.42%	35.69%
Computed income tax expense (recovery)	(44,427)	(82,259)
Difference between combined federal and Ontario provincial income tax rate and rates applicable to subsidiaries in other jurisdictions	20,814	17,000
Difference due to use of future tax rates rather than current tax rates in applicable jurisdictions	3,206	9,596
Tax losses not benefited	562	–
Taxable permanent differences	410	–
Operating loss carry-back	–	(23)
Other	18	(52)
Provision for (recovery of) income taxes	$(19,417)	$(55,738)
Provision for (recovery of) income taxes comprised of:		
Current tax expense (recovery)	$ 65	$ 289
Future tax expense (recovery)	(19,482)	(56,027)
	$(19,417)	$(55,738)

The components of the Company's future tax balances are as follows:

(in thousands)	February 28, 2009	February 29, 2008
Future tax assets:		
Tax benefit of share issue costs	$ 3,511	$ 4,095
Tax benefit of loss carryforwards	6,304	4,567
Unrealized loss on investments	4,971	1,908
	14,786	10,570
Valuation allowance	(1,702)	–
Future tax assets	$ 13,084	$ 10,570
Future tax liabilities:		
Unrealized gain on investments	$ 22,203	$ 39,953
Tax benefit of loss carryforwards	(960)	(729)
Future tax liabilities	$ 21,243	$ 39,224

At February 28, 2009, Uranium Corp has unused tax losses in Canada of $25,576,000 which are scheduled to expire between 2026 and 2029.

4. COMMON SHARES, WARRANTS AND INCREASE IN NET ASSETS PER SHARE

Common Shares

Uranium Corp is authorized to issue an unlimited number of common shares without par value. A continuity schedule of the issued and outstanding common shares and the associated dollar amounts is as follows:

(in thousands except common share balances)	Number of Common Shares	Amount
Balance at February 28, 2007	48,473,727	$299,759
Common share financings		
Gross proceeds on new issues	11,634,750	152,409
Issue costs	–	(7,133)
Tax effect of issue costs	–	2,068
Warrant activity		
Gross proceeds from exercises	4,883,364	30,582
Fair value of exercises	–	3,518
Balance at February 29, 2008	64,991,841	$481,203
Common share financings		
Gross proceeds on new issues	7,331,250	74,779
Issue costs	–	(3,489)
Tax effect of issue costs	–	1,013
Warrant activity		
Gross proceeds from exercises	5,500	66
Fair value of exercises	–	4
Balance at February 28, 2009	72,328,591	$553,576

Common share financings

In March 2008, Uranium Corp issued 7,331,250 shares at $10.20 per share for total gross proceeds of $74,779,000.

In October 2007, Uranium Corp issued 5,134,750 shares at $11.20 per share for total gross proceeds of $57,509,000.

In April 2007, Uranium Corp issued 6,500,000 shares at $14.60 per share for total gross proceeds of $94,900,000.

Warrants

A continuity schedule of the issued and outstanding warrants and the associated dollar amounts is as follows:

(in thousands except warrant balances)	Number of Warrants	Amount
Balance at February 28, 2007	7,753,624	$ 6,003
Warrants exercised	(4,883,364)	(3,518)
Warrants expired	(41,461)	(30)
Balance at February 29, 2008	2,828,799	$ 2,455
Warrants exercised	(5,500)	(4)
Warrants expired	(2,823,299)	(2,451)
Balance at February 28, 2009	–	$ –

Each whole warrant issued as part of the May 2005 equity unit financing had an expiry date of May 10, 2007 and was convertible into one common share at an exercise price of $6.25.

Each whole warrant issued as part of the September 2006 equity unit financing had an expiry date of September 15, 2008 and was convertible into one common share at an exercise price of $12.00.

Decrease in Net Assets from Operations After Taxes per Share

The calculation of the basic and diluted increase (decrease) in net assets from operations per common share is based on the following weighted average number of shares outstanding:

(in number of shares)	February 28, 2009	February 29, 2008
Weighted average number of shares outstanding:		
Basic	72,020,143	60,007,756
Warrant Dilution	–	–
Diluted	72,020,143	60,007,756

5. RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a management services agreement with Denison Mines Inc., (the "Manager"). Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by Uranium Corp prior to the completion of any acquisition of at least 90% of the common shares of the Company.

In accordance with the management services agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

Uranium Corp had a credit agreement with the Manager for a revolving facility of up to $15,000,000. The Company had drawn $11,600,000 under the facility which was repaid and terminated on April 10, 2007.

In June 2007, Uranium Corp purchased 75,000 pounds of U_3O_8 from the Manager at a price of US$130.00 per pound for total consideration of $10,368,000 (US$9,750,000).

In August 2008, Uranium Corp purchased 50,000 pounds of U_3O_8 from the Manager at a price of US$64.50 per pound for total consideration of $3,373,000 (US$3,225,000).

The following additional transactions were incurred with the Manager for the years ended:

(in thousands)	February 28, 2009	February 29, 2008
Fees incurred with the Manager:		
Management fees	$ 1,560	$ 1,901
Equity financing fees [1]	200	400
Transaction fees – uranium purchase commissions	1,246	2,246
Shareholder Information and other compliance	37	6
General office and miscellaneous	3	4
Interest and other debt related expenses		
Interest on loan payable	–	91
Standby fees on line of credit	–	4
Total fees incurred with the Manager	$ 3,046	$ 4,652

(1) Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.

As at February 28, 2009, accounts payable and accrued liabilities included $127,000 (February 29, 2008: $162,000) due to the Manager with respect to the fees indicated above.

6. INVESTMENTS LENDING

As at February 28, 2009, the outstanding value of investments on loan and collateral held is as follows:

(in thousands except quantity amounts)	Quantity of Measure	Market Value of Investments on Loan	Collateral Held
Uranium hexafluoride ("UF_6")	500,000 KgU	$ 80,054	$ 108,146

The UF_6 loaned is subject to a loan fee of 5% per annum based upon the adjusted quarterly value of the material. Collateral held is in the form of an irrevocable letter of credit from a major financial institution, that is subject to adjustment on an annual basis. This agreement is due to expire on December 31, 2009 and the UF_6 will be returned on that date.

7. CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

Capital Management

Uranium Corp's capital structure consists of share capital and contributed surplus. The Company's primary objective is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. Uranium purchases are normally funded through common share offerings with at least 85% of the gross proceeds invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the Company can enter into borrowing arrangements for up to 15% of the net assets of Uranium Corp to facilitate the purchases of uranium.

Risks Associated with Financial Instruments

Investment activities of Uranium Corp expose it to a variety of financial instrument risks: credit risk, liquidity risk, price risk, and currency risk. The source of risk exposure and how each is managed is outlined below:

Credit Risk

Uranium Corp's primary exposure to credit risk arises from its uranium lending arrangements. The Company lends uranium exclusively to large organizations with strong credit ratings and ensures that adequate security is provided for any loaned uranium (see note 6).

Liquidity Risk

Financial liquidity represents Uranium Corp's ability to fund future operating activities. Uranium Corp may generate cash from the lending or sale of uranium, or the sale of additional equity securities. The Company's primary income source from uranium lending is currently sufficient to meet its operating cash requirements. Although Uranium Corp enters into commitments to purchase uranium periodically, the commitments are normally contingent on the Company's ability to raise funds through the sale of additional equity securities.

Commodity Price Risk

Uranium Corp's net asset value is directly tied to the spot price of uranium published by Ux Consulting Company, LLC. In addition, the uranium loan fee fluctuates quarterly, following uranium spot price movements.

At February 28, 2009, a 10% increase (decrease) in the uranium spot price would have increased (decreased) the Company's net asset value by approximately $46,899,000.

Foreign Exchange Risk

Changes in the value of the Canadian dollar compared to foreign currencies will affect the value, as reported, of the Company's foreign denominated investments, cash and cash equivalents, receivables, and accounts payables.

As the prices of uranium are quoted in U.S. currency, fluctuations in the U.S. dollar relative to the Canadian dollar can significantly impact the valuation of uranium and the associated purchase prices from a Canadian dollar perspective. At February 28, 2009, a 10% increase (decrease) in the U.S. to Canadian dollar exchange rate would have increased (decreased) the Company's net asset value by approximately $46,899,000.

ONTARIO FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

URANIUM PARTICIPATION CORPORATION
FOR THE FINANCIAL YEAR ENDING FEBRUARY 28, 2009

Complete Only One of 1, 2 or 3:

Class 1 Reporting Issuers (Canadian Issuers - Listed In Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	72,328,591		
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	x $ 7.917		
Market value of class or series – U	$ 572,661,619.24	$572,661,619.24	(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)	NO OTHERS	$ NIL	(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):	NONE	$ NIL	(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		$ 572,661,619.24	

Total fee payable:

Total fee payable in accordance with Appendix A of the Rule	$ 20,500
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)	N/A
Reduce fee for transition year: Total Fee Payable x 0 ÷ 12 =	N/A
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)	N/A
	$ 20,500

Uranium Participation Corporation
Annual Management Report of Fund Performance
February 28, 2009

DISCLOSURE

This Annual Management Report of Fund Performance contains financial highlights but does not contain the complete Audited Annual Financial Statements of Uranium Participation Corporation ("Uranium Corp" or "Corporation"). You can get a copy of the Audited Annual Financial Statements at your request, and at no cost, by calling 416-979-1991, by writing to us at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2, or by visiting our website at www.uraniumparticipation.com or SEDAR at www.sedar.com. You may also contact us to obtain a copy of Uranium Corp's quarterly portfolio disclosure.

Uranium Corp holds physical commodities and not equity security investments. As a result, Uranium Corp does not have an investment proxy voting disclosure record, nor does it have proxy voting policies and procedures.

This Annual Management Report of Fund Performance is current as of April 23, 2009. All amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Annual Management Report of Fund Performance contains certain forward looking statements and forward looking information that are based on the company's current internal expectations, estimates, assumptions and beliefs. Forward looking statements generally can be identified by the use of forward looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward looking statements involve numerous assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Corp, may cause actual results to differ materially from the expectations expressed in the forward looking statements. See "RISK FACTORS" included later in the Annual Management Report of Fund Performance for a further description of the principal risks of Uranium Corp.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward looking statements. Except where required under applicable securities legislation, Uranium Corp does not undertake to update any forward looking information.

URANIUM PARTICIPATION CORPORATION

Uranium Corp was incorporated on March 15, 2005 under the Ontario Business Corporations Act. Uranium Corp was created to invest in, hold and sell uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6") (collectively "uranium"). Uranium Corp invests in and holds physical uranium through its wholly-owned subsidiaries, Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited (the "Subsidiaries"). Uranium Participation Alberta Corp. was

incorporated on May 4, 2005 under the Alberta Business Corporations Act and Uranium Participation Cyprus Limited ("UPCL") was incorporated on September 10, 2006 under the laws of the Republic of Cyprus. In August 2007, UPCL obtained a business license and established a branch office in Luxembourg through which the operations of UPCL are conducted. Unless otherwise indicated or where the context otherwise requires, references to "Uranium Corp" or the "Corporation" includes the Subsidiaries.

Uranium Corp is governed by its board of directors (the "Board of Directors") and administered by Denison Mines Inc. (the "Manager") pursuant to a management services agreement (the "Management Services Agreement").The common shares of Uranium Corp trade publicly on the Toronto Stock Exchange under the symbol "U".

Uranium Corp established an Independent Review Committee ("IRC") from its qualified independent Board members in October 2007. The IRC has adopted a mandate that provides that the IRC must provide a recommendation or approval of transactions in which there is a conflict of interest between the Corporation and its Manager, as contemplated by National Instrument 81-107, Independent Review Committee for Investment Funds of the Canadian Securities Administrators ("NI 81-107"). The IRC will prepare a report to shareholders on at least an annual basis. The report will be available on the Corporation's website at www.uraniumparticipation.com and is also available to shareholders at no cost by contacting the Corporation at info@uraniumparticpation.com.

Uranium Corp is an investment fund as defined by the Canadian securities regulatory authorities in National Instrument 81-106 "Investment Fund Continuous Disclosure". Unlike many investment funds, Uranium Corp does not qualify as a mutual fund trust under the provisions of the Income Tax Act (Canada) (the "Act") and, accordingly, follows the general corporate income tax provisions of the Act.

INVESTMENT OBJECTIVES AND STRATEGY

The primary investment objective of Uranium Corp is to achieve long-term appreciation in the value of its uranium holdings through a buy and hold investment strategy and not actively speculate with regard to short-term changes in uranium prices. While it is not the current intention of Uranium Corp to do so in the short term, it may subsequently sell some or all of its uranium holdings. Ownership of the Corporation's common shares represents an indirect interest in ownership of physical uranium. This provides an investment alternative for investors interested in investing in these commodities without incurring the risks associated with investments in companies that explore for, mine and process uranium related products.

In implementing the investment strategy of the Corporation, at least 85% of the gross proceeds of any common share offerings will be invested in, or set aside for future purchases of uranium. In strictly limited circumstances, the Corporation can enter into borrowing arrangements to facilitate the purchases of uranium where the current cash on hand is not adequate to cover such commitments. The maximum amount of any such borrowing cannot exceed 15% of the net assets of Uranium Corp. The Corporation may also enter into uranium lending transactions in order to earn additional returns.

For a more detailed description of the Corporation's investment policies and by-laws, please refer to Uranium Corp's Annual Information Form available on SEDAR.

INVESTMENT RISK

There are a number of factors that could negatively affect Uranium Corp.'s business and the value of Uranium Corp's securities, including the factors listed below. Such factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation. The following information pertains to the outlook and conditions currently known to Uranium Corp that could have a material impact on the financial condition of Uranium Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Corp in the future.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Corp's activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the spot prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Corp's control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; purchases and sales by brokers and traders of uranium; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 price will affect the net asset value per common share ("NAV") of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound, and the UF_6 price per KgU at December 31 for the five calendar years ended December 31, 2008, and as at February 28, 2009[1].

	December 31					February 28
	2004	2005	2006	2007	2008	2009
U_3O_8	\$20.70	\$36.25	\$72.00	\$90.00	\$53.00	\$45.00
UF_6	\$63.09[2]	\$105.00	\$199.00	\$240.00	\$145.00	\$126.00

(1) As published by Ux Consulting Company, LLC ("UxCo") in U.S. dollars.
(2) UF_6 prices for 2004 were not published by UxCo. Amount shown for 2004 is the UF_6 value, which is obtained by adding (i) the spot price for U_3O_8 multiplied by 2.61285; and (ii) the spot conversion price of UF_6.

No Public Market for Uranium

There is no public market for the sale of uranium. The uranium futures market on NYMEX does not provide for physical delivery of uranium, only cash on settlement; and the trading forum by certain buyers does not offer a formal market but rather facilitates the introduction of buyers to sellers. Uranium Corp may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several months to complete. In addition, as the supply of uranium is limited, Uranium Corp may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase or sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8 or UF_6. Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is competitive. Supplies are available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People's Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF_6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Corporation and may affect the supply of uranium available for sale and use in the United States and Europe, which are the largest markets for uranium in the world.

Foreign Exchange Rates

Uranium Corp maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Corp's control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Corp's operations or on the trading value of its common shares.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at licensed uranium conversion or enrichment facilities (the "Facilities") and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Corp or ensure that Uranium Corp has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Corp will fully cover or absolve Uranium Corp in the event of loss or damage. Uranium Corp may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Corp.

All uranium is stored at licensed Facilities. As the number of duly licensed Facilities is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Corp will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Corp.

Lack of Operational Liquidity

The expenses of Uranium Corp are funded from cash on hand that is not otherwise invested in uranium and revenue from the lending of uranium. Once such cash available has been expended, Uranium Corp may either generate cash from the lending or sale of uranium, or the sale of additional equity securities. There is no guarantee that Uranium Corp will be able to sell additional equity or equity related securities on terms acceptable to Uranium Corp in the future, that Uranium Corp will be able to sell uranium in a timely or profitable manner or that Uranium Corp will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Corp.

Lack of Investment Liquidity

Uranium Corp is not a mutual fund, and an investment in its common shares and warrants is not redeemable. Uranium Corp's liquidity will rely principally on sales or lending by Uranium Corp of uranium. Accordingly, Uranium Corp may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its uranium holdings.

Since inception, the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value

The net asset value reported by Uranium Corp is based on the spot price of uranium published by UxCo. Accordingly, the net asset value may not necessarily reflect the actual realizable value of uranium held by Uranium Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end and dividing the result by the number of common shares outstanding. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation is not a mutual fund trust, making it subject to income tax on its taxable income.

Market Price of Common Shares

It appears that the market price of the common shares is related to the NAV. Uranium Corp cannot predict whether the common shares will, in the future, trade above, at or below the NAV.

The market price of the common shares may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Corp is a self-governing corporation that is governed by the Board of Directors appointed and elected by the holders of common shares. Uranium Corp will, therefore, be dependent on the services of its Board for investment decisions and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term in accordance with the terms thereof. Uranium Corp may not be able to readily secure similar services to, or at management fees comparable to those under the Management Services Agreement, and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Corp may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Corp have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Corp as they arise from time to time.

Uranium Lending

The Corporation has and may enter again into uranium lending arrangements. It has, and will in the future, ensure that adequate security is provided for any loaned uranium. However, there is a risk that the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Corp may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Corp.

RESULTS OF OPERATIONS

Uranium Corp's basic NAV decreased from $8.96 per share at February 29, 2008 to $7.49 at February 28, 2009 representing a basic NAV loss of 16.4%. Over the comparable time period, Uranium Corp's benchmark, the S&P/TSX Composite Index, decreased by 40.2%.

Uranium Corp's net assets at February 28, 2009 were $541,397,000 representing a 7.1% decrease from net assets of $582,545,000 at February 29, 2008. Of the net asset value decrease of $41,148,000 over the period, $113,517,000 was attributable to the decrease in investment operation performance offset by after-tax net proceeds of additional equity issues and warrant exercises of $72,369,000.

Equity Financing

In March 2008, Uranium Corp issued 7,331,250 shares at $10.20 per share for gross proceeds of $74,779,000.

In October 2007, Uranium Corp issued 5,134,750 shares at $11.20 per share for gross proceeds of $57,509,000.

In April 2007, Uranium Corp issued 6,500,000 shares at $14.60 per share for gross proceeds of $94,900,000.

As at February 28, 2009, Uranium Corp had 72,328,591 common shares issued and outstanding. All outstanding unexercised warrants expired on September 15, 2008.

Since inception, Uranium Corp has raised gross proceeds of $543,439,000 through common share and equity unit financings and $31,202,000 from the exercise of warrants. Uranium Corp invested $534,031,000 or 92.9% of these amounts into its portfolio of uranium investments.

Investment Portfolio

During the year, Uranium Corp increased its U_3O_8 holdings by 950,000 pounds, raising its total holdings to 5,425,000 pounds at February 28, 2009. The total cost of this investment was $262,565,000 or $48.40 per pound. The fair value of this investment at February 28, 2009 was $310,210,000 or $57.18[1] per pound, representing an increase of 18.1%. On a U.S dollar basis, the fair value of this investment has increased by 3.8%.

During the year, Uranium Corp increased its UF_6 holdings by 75,000 KgU, raising its total holdings to 1,492,230 KgU at February 28, 2009. The total average cost of this investment was $271,466,000 or $181.92 per KgU. The fair value of this investment at February 28, 2009 was $238,918,000 or $160.11 [(1)] per KgU, representing a decrease of 12.0%. On a U.S dollar basis, the fair value of this investment has decreased by 25.1%.

Uranium Corp entered into a lending arrangement effective January 1, 2007 to loan 500,000 KgU as UF_6 to a producer for a period of three years. This arrangement, which generates loan fee revenues and reduces storage costs, is collateralized by an irrevocable letter of credit.

Investment Performance

Investment operation results of a $113,517,000 loss for the year ended February 28, 2009 have been largely driven by unrealized losses on uranium investments of $131,753,000 net of tax recovery movements of $19,417,000.

Unrealized losses on investments result from U_3O_8 prices declining from US$73.00 at February 29, 2008 to US$45.00 at February 28, 2009, as reported by UxCo. Similarly, UF_6 spot prices declined from US$200.00 per KgU at February 29, 2008 to US$126.00 at February 28, 2009. Prices have declined further subsequent to this reporting date (refer to "RECENT DEVELOPMENTS" section below).

Uranium Corp is not a mutual fund trust therefore it is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at rates ordinarily applicable to public corporations. Currently, Uranium Corp accrues future income taxes payable based on the unrealized gains on investments. Tax recovery movements reflect an effective tax rate of approximately 15 percent for the year compared to provision movements of approximately 24 percent in the prior year. Uranium investments made through its wholly owned subsidiary, UPCL, caused the decline in Uranium Corp's effective future tax rate. The resulting revaluation of Uranium Corp's future tax assets and liabilities using the substantively enacted lower tax rates of between 3% and 29% have resulted in a favourable impact on the in period effective tax rate.

RECENT DEVELOPMENTS

As reported by UxCo as at April 20, 2009, the spot price of U_3O_8 has declined to US$42.00 per pound from US$45.00 per pound on February 23, 2009 a decrease of 7%.

---

[1] Reflects spot prices published by UxCo on February 23, 2009 of US$45.00 per pound for U_3O_8 and US$126.00 per KgU for UF_6 translated at a foreign exchange rate of 1.2707.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board ("AcSB") announced that the changeover for publicly-listed companies to adopt IFRS, replacing Canada's own GAAP, will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Corporation will be February 29, 2012. This will require the restatement, for comparative purposes, of amounts reported by Uranium Corp for the year ended February 28, 2011.

In the 2009-2010 fiscal year, Uranium Corp will assess the impact of the transition to IFRS on the Corporation's accounting policies and will establish a project plan to implement IFRS.

RELATED PARTY TRANSACTIONS

Uranium Corp is a party to a Management Services Agreement with its Manager. Under the terms of the agreement, Uranium Corp will pay the following fees to the Manager: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors; b) a minimum annual management fee of $400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon Uranium Corp's net asset value between $100,000,000 and $200,000,000 and 0.2% per annum based upon Uranium Corp's net asset value in excess of $200,000,000; c) a fee of $200,000 upon the completion of each equity financing where proceeds payable to Uranium Corp exceed $20,000,000; d) a fee of $200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds $20,000,000 ("an initiative"); e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by Uranium Corp prior to the completion of any acquisition of at least 90% of the common shares of the Corporation.

In accordance with the Management Services Agreement, all uranium investments owned by Uranium Corp are held in accounts with conversion facilities in the name of Denison Mines Inc. as manager for and on behalf of Uranium Corp.

Uranium Corp had a credit agreement with the Manager for a revolving facility of up to $15,000,000. The Corporation had drawn $11,600,000 under the facility which was repaid and terminated on April 10, 2007.

In June 2007, Uranium Corp purchased 75,000 pounds of U_3O_8 from the Manager at a price of US$130.00 per pound for total consideration of $10,368,000 (US$9,750,000).

In August 2008, Uranium Corp purchased 50,000 pounds of U_3O_8 from the Manager at a price of US$64.50 per pound for total consideration of $3,373,000 (US$3,225,000).

The following additional transactions were incurred with related parties during the years ended:

(in thousands of Canadian dollars)	February 28, 2009	February 29, 2008
Fees incurred with the Manager:		
Management fees	$ 1,560	$ 1,901
Equity financing fees [1]	200	400
Transaction fees – uranium purchase commissions	1,246	2,246
Shareholder Information and other compliance	37	6
General office and miscellaneous	3	4
Interest and other debt related expenses		
Interest on loan payable	–	91
Standby fees on line of credit	–	4
Total fees incurred with related parties	$ 3,046	$ 4,652

[1] Equity financing fees incurred with the Manager have been recorded as share issue costs and are included in the value reported for common shares.

As at February 28, 2009, accounts payable and accrued liabilities included $127,000 (February 29, 2008: $162,000) due to the Manager with respect to the fees indicated above.

PAST PERFORMANCE

The following tables show the past performance for the NAV attributable to common shares ("net asset value return") and the past performance of the share price ("market value return") of Uranium Corp and will not necessarily indicate how Uranium Corp will perform in the future. Net asset return is the best representation of the performance of Uranium Corp while market value return is the best representation of the return to a shareholder of the Uranium Corp.

Year by Year Returns

The table below shows the annual performance in net asset value return and market value return of Uranium Corp for each period indicated. The table shows, in percentage terms, how much an investment held on the first day of each financial period would have increased or decreased by the last day of each financial year.

	February 2009 [1]	February 2008 [1]	February 2007 [1]	February 2006 [2]
Net asset value return (loss) – basic	(16.4%)	(25.0%)	110.0%	18.3%
Net asset value return (loss) – diluted	(16.4%)	(21.6%)	100.9%	18.3%
Market value return (loss)	(47.6%)	(18.4%)	94.1%	40.2%

[1] For the twelve months ended.
[2] Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

Annual Compounded Returns

The table below shows the annual compounded return in net asset value return and market value return of Uranium Corp from inception through to the end of the indicated period, compared with the TSX Composite Index calculated on the same compounded basis.

	February 2009 [1]	February 2008 [1]	February 2007 [1]	February 2006 [1]
Net asset value return – basic	55.7%	86.28%	148.4%	18.3%
Net asset value return – diluted	55.7%	86.28%	137.6%	18.3%
Market value return	16.3%	122.1%	172.1%	40.2%
S&P / TSX Composite Index [2]	(14.4%)	43.1%	37.4%	23.1%

(1) Period from completion of initial public offering on May 10, 2005 through to February month-end of indicated year.

(2) The S&P / TSX Composite Index is a market capitalization-weighted index that provides a broad measure of performance of the Canadian equity market.

SUMMARY OF INVESTMENT PORTFOLIO

Uranium Corp's investment portfolio consists of the following as at February 28, 2009:

(in thousands of Canadian dollars, except quantity amounts)	Quantity of Measure	Cost [3]	Market Value [1]
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,425,000 lbs	$ 262,565	$ 310,210
Uranium hexafluoride ("UF_6") [2]	1,492,230 KgU	$ 271,466	$ 238,918
		$ 534,031	$ 549,128
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.40	$ 57.18
- In United States dollars		$ 43.37	$ 45.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.92	$ 160.11
- In United States dollars		$ 168.15	$ 126.00

(1) The market values have been translated to Canadian dollars using the February 28, 2009 noon foreign exchange rate of 1.2707.

(2) Of the UF_6 holding described above, 500,000 KgU has been lent to a third party.

(3) The average cost of the portfolio has been adjusted to exclude transaction costs incurred since Uranium Corp's inception in March 2005.

FINANCIAL HIGHLIGHTS

The following tables show selected key financial information about Uranium Corp and is intended to help you understand Uranium Corp's financial performance for the last five reporting periods (if applicable). This information is derived from the Corporation's audited annual financial statements.

Net Asset Value per Share

	February 2009 [1]	February 2008 [1]	February 2007 [1]	February 2006 [2]
Net Asset Value per Share – Basic:				
Net asset value, beginning of period [3]	$ 8.96	$ 11.95	$ 5.69	$ 4.81
Increase (decrease) from operations [3]:				
Total revenue	$ 0.07	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes [4]	$ (0.08)	$ (0.16)	$ (0.15)	$ (0.22)
Income tax provision	$ 0.27	$ 0.93	$ (2.06)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –	$ –
Unrealized gains (losses) for the period [4]	$ (1.83)	$ (3.81)	$ 8.45	$ 1.30
Total increase (decrease) from operations	$ (1.58)	$ (2.91)	$ 6.27	$ 0.73
Net asset value, end of period [3]	$ 7.49	$ 8.96	$ 11.95	$ 5.69
Net asset value per share – diluted:				
Net asset value, beginning of period [3]	$ 8.96	$ 11.43	$ 5.69	$ 4.81
Increase (decrease) from operations [3]:				
Total revenue	$ 0.07	$ 0.13	$ 0.03	$ 0.03
Total expenses before taxes [4]	$ (0.08)	$ (0.16)	$ (0.14)	$ (0.22)
Income tax provision	$ 0.27	$ 0.93	$ (1.97)	$ (0.38)
Realized gains (losses) for the period	$ –	$ –	$ –	$ –
Unrealized gains (losses) for the period [4]	$ (1.83)	$ (3.81)	$ 8.08	$ 1.30
Total increase (decrease) from operations	$ (1.58)	$ (2.91)	$ 6.00	$ 0.73
Net asset value, end of period [3]	$ 7.49	$ 8.96	$ 11.43	$ 5.69

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) Net asset values are based upon the actual number of common shares outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of common shares outstanding over the financial period.

Ratios and Supplemental Data

	February 2009 [1]	February 2008 [1]	February 2007 [1]	February 2006 [2]
Total net asset value, end of the period (000's)	$541,397	$582,545	$579,364	$175,010
Average net asset value for the period (000's)	$585,072	$708,476	$336,589	$116,015
Number of common shares outstanding (000's)	72,329	64,992	48,474	30,751
Management expense ratio [3]				
Total expenses before taxes [4]	0.79%	1.01%	1.11%	2.45%
Income tax provision	(3.32%)	(7.87%)	25.05%	7.26%
Portfolio turnover rate	–	–	–	–
Trading expense ratio [5]	0.22%	0.32%	0.73%	1.75%
Closing market price per common share on the TSX	$ 6.05	$ 11.55	$ 14.15	$ 7.29

(1) For the twelve months ended.

(2) Period from completion of initial public offering on May 10, 2005 through to February 28, 2006.

(3) The management expense ratio for total expenses represents total investment operation expenses for the period over the average net asset value of the fund for the period.

(4) Transaction costs are excluded from total expenses in calculating the management expense ratio. These costs are included in the trading expense ratio calculation.

(5) Represents total transaction costs for the period over the average net asset value of the fund for the period. Warehousing and custodian costs have been included in the expense amount for the management expense ratio calculation.

Uranium
Participation
Corporation



INDEPENDENT REVIEW COMMITTEE
2009 ANNUAL REPORT TO SHAREHOLDERS

Uranium Participation Corporation (the "Corporation") was established in 2005 with a primary investment objective of achieving appreciation in the value of its uranium holdings. The Board of Directors, which is responsible for the affairs of the Corporation, has appointed Denison Mines Inc. (the "Manager") to manage the Corporation's activities in accordance with reasonable and prudent business practices. The responsibilities of the Board of Directors include regular review of potential conflict of interest matters between the Manager and the Corporation.

In accordance with *National Instrument 81-107 - Independent Review Committee for Investment Funds* ("NI 81-107"), the Corporation has established an independent review committee (the "IRC") to which certain of the Corporation's conflict of interest matters are referred for review from time to time. The mandate of the IRC is to oversee and provide its recommendations, and in certain instances, its approval, with respect to conflicts of interest matters in accordance with NI 81-107. The IRC has adopted a written charter, which it reviews annually, that includes its mandate, responsibilities and functions. In addition, on an annual basis, the IRC reviews and assess the adequacy and effectiveness of the Manager's written policies and procedures required with respect to conflict of interest matters, and it also conducts a self-assessment of the IRC's independence, compensation and effectiveness.

Reporting Period

The IRC was established by the Manager on April 26, 2007 and became operative on November 1, 2007. Unless stated otherwise, the information disclosed in this report covers the financial year ended February 28, 2009 (the "Period").

Members of the IRC

Name	Residence	First Appointed
Paul J. Bennett	Calgary, Alberta	April 26, 2007
Garth A.C. MacRae	Toronto, Ontario	April 26, 2007
Richard H. McCoy[(1)(2)]	Toronto, Ontario	April 26, 2007

(1) Mr. McCoy also sits on the Independent Review Committees of Aberdeen Asia Pacific Income Investment Company Limited, Aberdeen G7 Trust and Aberdeen Scots Trust.
(2) Mr. McCoy is the Chair of the IRC.

Each member of the IRC is also a member of the Corporation's Board of Directors. Each is considered independent of the Corporation, the Manager and other companies related to the Manager. There were no changes in the composition of the IRC during the Period and there are no relationships that would cause a reasonable person to question a member's independence.

Holdings of Securities

Corporation
As at February 28, 2009, the percentage of common shares of the Corporation beneficially owned, directly or indirectly, in aggregate, by all members of the IRC did not exceed one (1) percent.

Manager
As at February 28, 2009, the percentage of common shares of Denison Mines Corp., parent company of the Manager, beneficially owned, directly or indirectly, in aggregate, by all members of the IRC was less than one (1) percent.

Service Providers
As at February 28, 2009, no member of the IRC beneficially owned, directly or indirectly, any interest in a third party service provider to the Corporation or the Manager.

Compensation and Indemnities

The aggregate compensation paid by the Corporation to each of the members of the IRC during the Period was $1,000 for IRC meetings attended.

The initial compensation of the IRC was set by the Manager. Each member receives $1,000 for each meeting attended outside of normal Board of Director meetings of the Corporation. The compensation of the IRC is reviewed at least once annually and consideration to the following is given:

(a) the nature and complexity of the Corporation;
(b) the nature and extent of the workload of each member of the IRC, including the commitment of time and energy that is expected from each member;
(c) industry best practices, including industry averages and surveys on IRC compensation; and
(d) the best interests of the Corporation.

No indemnities were paid to the IRC by the Corporation during the Period.

Conflict of Interest Matters

NI 81-107 requires the IRC to review all conflict of interest matters identified and referred to the IRC by the Manager. It is the practice of the Manager to present the IRC with all matters of significance proposed by the Manager including but not limited to all proposed purchases, sales and loans of uranium. As of the date of this Annual Report, three proposed purchases of uranium have been presented to the IRC since its inception.

To date, the IRC has given a positive recommendation in all three potential conflict of interest matters referred to it by the Manager.

Copies of this 2009 Annual Report to Shareholders are available at www.sedar.com and on the Corporation's website at www.uraniumparticipation.com. In the alternative, you may request a copy, at no charge, by contacting the Manager at 416-979-1991, extension 235.

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION BOARD APPOINTS PRESIDENT

TORONTO, May 6, 2009 – The Board of Uranium Participation Corporation ("Uranium Corp.") is pleased to announce the appointment of Ron Hochstein as President effective immediately. Mr. Hochstein is President and Chief Operating Officer of Denison Mines Corp. which is the parent of Uranium Corp.'s manager, Denison Mines Inc.

About Uranium Participation Corporation
Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

Ron Hochstein, President (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

PRESS RELEASE

URANIUM PARTICIPATION CORPORATION ANNOUNCES $90 MILLION BOUGHT DEAL FINANCING

Toronto, May 6, 2009 - Uranium Participation Corporation (the "Company or Uranium Participation Corp.") has today entered into an agreement with Cormark Securities Inc. on behalf of a syndicate of underwriters which also includes Dundee Securities Corporation, Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., GMP Securities LP., Raymond James Ltd., and Salman Partners Inc. (the "Underwriters") pursuant to which the Underwriters have agreed to buy and sell to the public 11,625,000 common shares of the Company at a price of $7.75 per common share, representing an aggregate amount of issue of approximately $90 million (the "Offering"). Closing is expected on or about May 28, 2009 and is subject to regulatory approval including that of the Toronto Stock Exchange.

The Underwriters also have an option to purchase up to an additional 1,743,750 common shares at the issue price to cover over-allotments for a period of 30 days after the date of Closing.

The Common Shares to be issued under this offering will be offered by way of a short form prospectus in all provinces in Canada except Quebec and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and such other jurisdictions as may be agreed upon by the Company and the underwriting syndicate.

The net proceeds of the Offering will be used to fund the purchase of U_3O_8 and/or UF_6 under contract.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corp.'s current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corp., may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corp., see "Risk Factors" in Uranium Participation Corp.'s Annual Information Form dated May 6, 2008, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corp. does not undertake to update any forward-looking information statement.

About Uranium Participation Corporation

Uranium Participation Corp. is an investment holding company created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF6) with the primary investment objective of achieving an appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licensed facilities located in Canada, France and the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and UF6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corp. is available on SEDAR at www.sedar.com and on Uranium Participation Corp.'s website at www.uraniumparticipation.com

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information contact:

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

AMENDMENT AGREEMENT
MANAGEMENT SERVICES AGREEMENT

This Amendment Agreement dated June 23, 2008 made between made between Uranium Participation Corporation, a corporation established under the laws of the Province of Ontario, (hereinafter referred to as "Uranium Participation Corp.") and Denison Mines Inc., a corporation incorporated under the laws of the Province of Ontario, (hereinafter referred to as the "Manager").

WHEREAS the parties to this agreement have executed a Management Services Agreement dated as of March 30, 2005, as amended and restated as of March 27, 2006 (hereinafter referred to as the "Management Service Agreement");

AND WHEREAS Under the Management Services Agreement, the Manager receives certain fees for its services but no provision has been made to compensate the Manager in the event of a transaction for the indirect sale of the uranium inventory, through a merger or the acquisition of shares of Uranium Participation Corp.;

AND WHEREAS on April 25, 2008, the Board of Directors of Uranium Participation Corp. approved a resolution recommending amending the Management Services Agreement to provide a commission to the Manager of 1.5% of the value of the uranium held by Uranium Participation Corp. to the Manager in the event of an acquisition of Uranium Participation Corp. (hereinafter referred to as the "Amendment Resolution";

AND WHEREAS on June 23, 2008, the shareholders of Uranium Participation voted to approve the Amendment Resolution;

NOW, THEREFORE Uranium Participation Corp. and the Manager, intending to be legally bound, hereby agree to amend the Management Services Agreement as follows:

Section 4 of the Management Services Agreement shall be amended by (i) deleting the "and" at the end of subparagraph (d); (ii) substituting a ";" at the end of the end of the paragraph for the "." and (iii) adding an "and" after the semicolon; and (iv) adding the following paragraph at the end of the Section:

(e) "a fee equal to 1.5% of the gross value of any U_3O_8 and UF_6 and held by Uranium Participation Corporation as determined the month end immediately prior to the completion of any acquisition of at least ninety (90%) percent of the common shares of Uranium Participation Corporation by any person or company, or more than one if acting jointly, ("Acquisition") payable on the date of completion of the Acquisition.

Provided that if the Manager is paid the fee set forth in this sub-paragraph as a result of an Acquisition, no further fees shall be payable by Uranium Participation

Corporation to the Manager with respect to the sale of such quantity of U_3O_8 and UF_6 existing at the time of the Acquisition."

IN WITNESS WHEREOF the Parties hereto have duly executed this Amendment Agreement.

URANIUM PARTICIPATION CORPORATION

By: 

By: 

DENISON MINES INC.

By: 

By: 



URANIUM PARTICIPATION CORPORATION

Annual Information Form

FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2009

MAY 6, 2009

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form ("AIF") contains certain forward-looking statements and forward-looking information that are based on the current internal expectations, estimates, projections, assumptions and beliefs of Uranium Participation Corporation ("Uranium Participation Corp." or the "Corporation"). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corp., may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. See "Risk Factors" for a further description of the principal risks to Uranium Participation Corp.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corp. does not undertake to update any forward-looking information statement.

In this AIF, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to $ are to Canadian dollars and references to US$ are to United States currency.

This AIF is dated May 6, 2009. Except as otherwise indicated, the information contained in this AIF is stated as at February 28, 2009.

HISTORY AND SUBSIDIARIES

Uranium Participation Corp. was incorporated by Articles of Incorporation pursuant to the *Business Corporations Act* (Ontario) on March 15, 2005 and became a publicly listed company on the Toronto Stock Exchange on May 10, 2005. The registered and head office of Uranium Participation Corp. is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2. Uranium Participation Corp. has no employees. Denison Mines Inc. (the "Manager") provides five officers to the Corporation, being the President, Chief Financial Officer, the Vice-President, Commercial, the Vice President, Marketing and the Corporate Secretary, pursuant to the terms of a Management Services Agreement dated March 30, 2005, as amended (the "Management Services Agreement").

Uranium Participation Corp. is an investment holding entity which invests, through its wholly-owned subsidiaries, at least 85% of the proceeds of any equity offering in uranium with the primary investment objective of achieving appreciation in the value of its uranium holdings. Unless the context requires otherwise, references to "uranium" means uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6").

Uranium Participation Alberta Corp. ("UPAC") is a wholly-owned subsidiary of Uranium Participation Corp. It was incorporated under the *Business Corporations Act* (Alberta) on May 4, 2005. UPAC directly invests in, and holds, uranium.

Uranium Participation Cyprus Limited ("UPCL") is a wholly-owned subsidiary of Uranium Participation Corp. It was incorporated under the laws of the Republic of Cyprus on September 10, 2006. In August 2007, UPCL obtained a business licence and established a branch office in Luxembourg ("UPCL Luxembourg

Branch") through which the operations of UPCL are conducted. UPCL directly invests in, and holds, uranium. UPAC and UPCL are collectively referred to as the "Subsidiaries".

The Corporation carries on its operations through its Subsidiaries. Unless otherwise indicated or where the context otherwise requires, references to Uranium Participation Corp. or the Corporation include the Subsidiaries.

Uranium Participation Corp. is a taxable Canadian corporation and is not a mutual fund corporation for purposes of the *Income Tax Act* (Canada) (the "Tax Act"). The Corporation is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at the rates ordinarily applicable to public corporations under the Tax Act. Currently the Corporation recognizes unrealized gains or losses on its investments in uranium and accrues future income taxes payable based on the unrealized gains. Realized gains or losses on the sale of uranium will be recognized for income tax purposes at the time realized and will be taxed as income or capital gains, as applicable.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Uranium Participation Corp. was established in March 2005 as an investment holding company, created to invest substantially all of its assets in U_3O_8. On March 30, 2005, Uranium Participation Corp. entered into the Management Services Agreement with the Manager. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp." In May 2005, Uranium Participation Corp. completed its initial public offering. Since incorporation to the end of the 2009 fiscal year, the Corporation has completed seven public offerings with aggregate gross proceeds of $543.4 million, and a further $31.2 million was received from the exercise of the previously issued warrants. The net proceeds from the offerings and the exercise of warrants were used to fund the purchase of uranium and for general corporate purposes.

In February 2006, the Board of Directors of Uranium Participation Corp. (the "Board") approved changes to the Corporation's by-laws to allow the Corporation to invest in UF_6, in addition to U_3O_8, and to allow the Corporation to enter into arrangements to lend its uranium to third parties. The Board also approved changes to the compensation provisions of the Management Services Agreement. These changes were subsequently confirmed by at least two thirds of the votes cast at a special meeting of the Corporation's shareholders held for that purpose on March 27, 2006. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp., Management and Management Services Agreement".

The Corporation entered into an agreement effective January 1, 2007 to lend 500,000 KgU as UF_6 for a period of three years at a loan rate of 5% per annum based upon the value of the material loaned adjusted quarterly. Security for the loan is an irrevocable letter of credit from a major financial institution.

Spot prices for U_3O_8 as quoted by Ux Consulting Company LLC ("UxCo") steadily increased through 2005, 2006 and 2007, reaching US$36.25 by December 31, 2005, US$72.00 by December 31, 2006 and US$90.00 on December 31, 2007. Notwithstanding the overall increase, the spot price experienced considerable volatility during the course of 2007, ranging from US$72.00 to US$136.00. During 2008, the volatility of the spot price continued with the price reaching a low of US$44 in October, 2008 and finishing the year at US$53.00. At February 28, 2009 the spot price was US$45.00.

As of February 28, 2009, the Corporation has purchased and taken delivery of 5,425,000 pounds of U_3O_8 and 1,492,230 KgU as UF_6.

The net asset value per common share ("NAV") at February 28, 2009 was $7.49 based on the spot price for U_3O_8 of US$45.00 per pound, the UF_6 price of US$126.00 per KgU and the Canadian/U.S. dollar exchange rate of $1.2707. For information regarding the calculation of the NAV, see "Business of Uranium Participation Corp. – Calculation of NAV".

BUSINESS OF URANIUM PARTICIPATION CORP.

Investment Objective and Strategy
Uranium Participation Corp. is an investment holding entity created to invest, through its wholly-owned subsidiaries, at least 85% of the gross proceeds of any equity offerings in uranium, with the primary investment objective of achieving appreciation in the value of its holdings. While it is not the current intention of Uranium Participation Corp. to do so in the short term, it may subsequently sell some or all of its holdings in uranium. An investment in the common shares provides an investment alternative for investors interested in investing directly in uranium. The common shares represent an indirect interest in physical uranium owned by Uranium Participation Corp.

The strategy of Uranium Participation Corp. is to invest in holdings of uranium and not to actively speculate with regard to short-term changes in uranium prices. This strategy will provide investors with an ability to effectively invest in uranium in a manner that does not directly include risks associated with investments in companies that engage in the exploration, mining and processing of uranium.

All uranium owned by Uranium Participation Corp. is stored at licensed uranium conversion or enrichment facilities (each one, a "Facility" or collectively, the "Facilities") in Canada, France and the United States. The Manager, on behalf of Uranium Participation Corp., negotiates storage arrangements with the Facilities. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp." In order for the Manager to remove or request the removal of the uranium held in storage on behalf of Uranium Participation Corp., a certified resolution of the Board of Directors must be delivered to the Manager authorizing such transfer.

As the primary investment objective of Uranium Participation Corp. is appreciation in the value of its uranium holdings, rather than selling any part thereof, the expenses of Uranium Participation Corp. are required to be satisfied by cash on hand that is not otherwise invested. Revenue is also generated through the lending of uranium. Annual expenses, including capital taxes, are estimated to be approximately $3.8 million dollars.

Investment Policies
In furtherance of the strategy of Uranium Participation Corp., the Board of Directors has established an investment policy, which is included in the by-laws of Uranium Participation Corp. The policy provides that at least 85% of the gross proceeds of any offering of securities by the Corporation must be invested in, or held for future purchases of, uranium, and the policy may only be amended by the Corporation's shareholders. Furthermore, the policy provides that Uranium Participation Corp. may not enter into any borrowing arrangements to borrow monies except in strictly limited circumstances to facilitate uranium purchase payments. Under such circumstances, Uranium Participation Corp. may enter into arrangements to borrow monies for which all outstanding amounts do not exceed 15% of Uranium Participation Corp.'s total net assets.

Operations
Uranium Participation Corp. completed its initial public offering (the "IPO") in May 2005, which raised gross proceeds of $100.0 million. Approximately 89% of the gross proceeds from the IPO were invested in U_3O_8.

Prior to the delivery of U_3O_8, the Manager entered into storage agreements with three Facilities, namely Cameco Corporation, Comurhex and ConverDyn, in Canada, France and the United States, respectively. All U_3O_8 purchased was book transferred and stored at these Facilities pursuant to such storage agreements. Subsequently and prior to the purchase of UF_6, the Manager entered into storage agreements with Eurodif and USEC in France and the United States respectively for the storage of UF_6. All UF_6 purchased was book transferred and stored at these Facilities pursuant to storage agreements.

Subsequent to the IPO and prior to February 28, 2009, the Corporation raised gross proceeds of $443.4 million in six equity financings and received $31.2 million from the exercise of warrants issued under two of the offerings. As at February 28, 2009, the Corporation holds 5,425,000 pounds of U_3O_8 and 1,492,230 KgU as UF_6 at a total cost of $534.0 million representing 92.9% of the gross proceeds of the equity financings and the warrant exercise proceeds.

All purchases of uranium are made in U.S. dollars and the storage costs from the Facilities are paid in either U.S. dollars or Euros. The spot price for uranium quoted by UxCo is also quoted in U.S. dollars. As a consequence, the activities and the financial results of Uranium Participation Corp. are directly affected by changes in the relative exchange rates with the Canadian dollar.

Calculation of NAV and Value of Securities

At the end of each month, the Manager is obligated under the Management Services Agreement to calculate and disclose the NAV. The NAV is determined by multiplying the quantity of uranium held by or on behalf of the Corporation by the last spot price for uranium for the month published by UxCo, plus cash and any other assets held by the Corporation, less any outstanding payables, indebtedness and all other liabilities of the Corporation and dividing the result by the number of common shares outstanding. Any amounts in U.S. dollars are converted into Canadian dollars based on the noon rate of exchange as published by the Bank of Canada as at the last business day prior to the NAV calculation.

Uranium Participation Corp. is not a mutual fund and an investment in common shares is not redeemable. Moreover, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp. See "Risk Factors - Lack of Investment Liquidity" and "Risk Factors - Net Asset Value".

Management of Uranium Participation Corp.

Management and Management Services Agreement

In March 2005, the Manager entered into the Management Services Agreement with the Corporation, which was amended as of March 27, 2006 and as of June 23, 2008. By way of a plan of arrangement completed between the Manager and International Uranium Corporation on December 1, 2006 (the "Denison Arrangement"), the Manager became a wholly-owned subsidiary of Denison Mines Corp. ("DMC").

The Management Services Agreement has an initial term of five years (the "Initial Term"), commencing March 30, 2005, and will continue thereafter unless terminated by either party upon 180 days previous written notice. Uranium Participation Corp. has the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms. On February 14, 2006 and subject to shareholder approval, the Board approved changes to the Management Services Agreement to amend its provisions relating to compensation and align it with changes to the Corporation's Investment Policy of the Corporation's by-laws which allowed the Corporation to invest in UF_6 and to permit the Corporation to enter into lending arrangements with its uranium. These amendments were subsequently approved by the Corporation's shareholders on March 27, 2006.

On April 25, 2008 and subject to shareholder approval, the Board approved further changes to the Management Services Agreement to compensate the Manager in the event of a transaction for the indirect sale of the uranium inventory, through a merger or the acquisition of shares of the Corporation. These amendments were subsequently approved by the Corporation's shareholders on June 23, 2008.

Pursuant to the Management Services Agreement, as amended, the Manager is required to manage Uranium Participation Corp.'s activities in accordance with reasonable and prudent business practices and may delegate, with the approval of the Board and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party. All purchases and sales of uranium are made by the Manager on behalf of Uranium Participation Corp. in accordance with the Management Services Agreement and title of uranium purchases remains with the Corporation. The Manager is obligated to use commercially reasonable efforts to purchase and sell the uranium at the best prices available to it over a prudent period of time.

All purchases and sales of uranium are and will continue to be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation Corp. When the Board instructs the Manager to purchase or sell uranium, the Manager may put out a tender for an offer to purchase uranium or an offer to sell uranium, whichever the case may be. Consistent with industry practice, such tender will stipulate the quantity to be purchased or sold, delivery particulars and payment particulars, but not price. Typical purchasers or sellers of uranium include producers of uranium, traders and utilities that operate nuclear power facilities. The Manager may also negotiate directly with potential suppliers (off-market transactions) for the purchase or sale of uranium. There is no public market through which these purchases and sales may occur and accordingly all such purchase and sale transactions are private. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sell cycle pursuant to a tender or an off-market transaction may take several months to complete. Since all purchases are confidential, neither the Manager nor Uranium Participation Corp. will be able to publicly disclose any vendor from whom Uranium Participation Corp. would potentially purchase uranium or any seller to whom Uranium Participation Corp. may sell uranium.

In the event that the Manager determines that it would be beneficial to purchase or sell U_3O_8 or UF_6 from, or to the production or inventories of the Manager, of one of its affiliates, of McClean Uranium Limited, or of any other related party (as such term is defined in Multilateral Instrument 61-101) (a "Related Party") of the Manager ("Related Purchases"), then such purchases or sales will require the unanimous approval of the independent directors of Uranium Participation Corp. for all amounts over $1,000,000 in the aggregate. Such transactions will also require the unanimous approval of the Independent Review Committee. See "Governance of the Corporation – The Independent Review Committee". To date, two such purchases have occurred. In June 2007, the Corporation purchased 75,000 pounds of U_3O_8 from an affiliate of the Manager at a price US$130.00 per pound for total consideration of US$9,750,000 and, in August 2008, the Corporation purchased 50,000 pounds of U_3O_8 at a price of US$64.50 per pound, for a total consideration of US$3,225,000.

The Manager does not have any ownership interest in Uranium Participation Corp., and the two companies do not have any directors in common.

Any lending arrangements for uranium will be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation Corp. When the Board instructs the Manager to lend uranium, any such loan will stipulate the quantity, interest rate, duration, security, covenants and such other provisions as may be appropriate.

In addition to its responsibilities for purchasing or selling uranium for and on behalf of the Corporation, the Manager is required to arrange for storage of the uranium at the Facilities, arrange insurance coverage, prepare regulatory filing materials, reports for shareholders, furnish office facilities, provide officers for Uranium Participation Corp. and generally manage the business and affairs of the Corporation.

In consideration of the Manager carrying out its duties and obligations under the terms of the Management Services Agreement, the Corporation will pay the following fees to the Manager:

(a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board;

(b) $400,000 per annum, plus:

   (i) a fee equal to 0.3% per annum of Uranium Participation Corp.'s total assets in excess of $100 million and up to $200 million; and

   (ii) a fee equal to 0.2% per annum of Uranium Participation Corp.'s assets for any excess over $200 million of total assets;

(c) a fee of $200,000 upon the completion of each equity financing where the proceeds payable to Uranium Participation Corp. exceed $20 million;

(d) a fee of $200,000 for each transaction or arrangement (other than the acquisition or sale of uranium) of business where the gross value of such transaction exceeds $20 million (an "Initiative");

(e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going monitoring or work associated with an Initiative, provided that in exercising its discretion the Board shall consider, among factors, the effort expended by the Manager and the value derived by the Corporation from such Initiative; and

(f) a fee equal to 1.5% of the gross value of any uranium held by Uranium Participation Corp. prior to the completion of any acquisition of at least 90% of the common shares of Uranium Participation Corp.

Uranium Participation Corp. paid an aggregate of $1.2 million and $2.2 million to the Manager for commissions on purchases of uranium, and $1.8 million and $2.5 million in other fees for the fiscal years ended February 28, 2009 and February 29, 2008, respectively. Included in fees paid to the Manager in the year ended February 29, 2008 is $0.1 million in connection with the provision of credit facilities that have subsequently been terminated. See "Interests of Management and Others in Material Transactions".

Under the terms of the Management Services Agreement, any directors, officers or employees of the Manager who are also officers of Uranium Participation Corp. are paid by the Manager and do not receive any remuneration from Uranium Participation Corp. for their work on behalf of the Company.

Uranium Market

Uranium Uses
The only significant commercial use for U_3O_8 is as a fuel for nuclear power plants for the generation of electricity. Through the process of nuclear fission, the uranium isotope U-235 can undergo a nuclear reaction whereby its nucleus is split into smaller particles. Nuclear fission releases significant amounts of energy, and is the basis of power generation in the nuclear industry.

Uranium has other uses in the fields of medical diagnosis and other industries. Uranium is also used as a feedstock for over 200 private nuclear reactors, which are operated for research purposes and for the production of isotopes for medical and industrial end uses.

Uranium Production Process
The initial step in the process of preparing uranium ore for use in a nuclear reactor is the mining and upgrading of the ore in a uranium processing facility, or mill, to produce uranium concentrates containing 80-90% U_3O_8. Uranium concentrates are priced and sold based on the U_3O_8 content.

The second step in the preparation of uranium for use in a nuclear reactor takes place at licensed uranium conversion facilities where U_3O_8 is converted to UF_6. Above 56 degrees Celsius, UF_6 is a gas and is in a suitable form to be enriched to produce fuel for the majority of the types of reactors. Following the production of UF_6, enrichment and fuel fabrication steps are required before the nuclear fuel is ready for loading into a nuclear reactor.

The Uranium Industry
Commercial nuclear power generation began over 50 years ago and now generates as much global electricity as was produced in 1960 by all sources. The low operating cost of nuclear power generation and the increasing concern for the environment and climate change are driving a nuclear renaissance. China, India and Russia are proceeding with ambitious plans for new nuclear power plants. Many companies in the United

States have filed applications for a combined construction and operating licence to build new nuclear reactors. Countries such as Egypt, the United Arab Emirates, Thailand and Turkey are actively considering building nuclear power plants.

As reported by the World Nuclear Association, there are now 104 operating nuclear reactors in the United States and a total of 436 operating worldwide in 30 countries, representing a total world nuclear capacity of 371.9 gigawatts. A further 43 reactors with a capacity of 37.7 gigawatts are under construction in 12 countries and an additional 106 reactors (118.1 gigawatts) are planned. With the only significant commercial use for uranium being fuel for nuclear reactors, it follows that the nuclear renaissance will have a significant effect on future uranium demand.

Uranium Supply and Demand

As presented in the Uranium Market Report Q1 2009, published by the Ux Consulting Company LLC, the world's operating nuclear power reactors currently require approximately 181 million pounds of U_3O_8 per year. As nuclear power capacity increases, the world's uranium fuel requirement also increases and is estimated to rise to approximately 193 million pounds U_3O_8 by 2014 and approximately 234 million pounds U_3O_8 by 2020. Demand for uranium can be supplied through either primary production (newly mined uranium) or secondary sources (inventories, down blending of weapons grade material and reprocessing spent fuel rods). Secondary sources are of particular importance to the uranium industry when compared to other commodity markets.

World net electricity consumption is expected to increase by 85% by 2030, according to the International Energy Outlook 2007 (the "IEO 2007") reference case forecast. Total demand for electricity is projected to increase on average by 2.3% per year from 16,424 billion kilowatt hours in 2004 to 30,364 billion kilowatt hours in 2030. The IEO 2007 forecast assumes strong economic growth in non-OECD countries with GDP growth of 5.3 percent annually compared with 2.5 percent for OECD countries. As a result of higher fossil fuel prices, energy security concerns, improved reactor designs and environmental concerns, new nuclear capacity is expected to be a significant part of meeting this growth in electricity demand.

The World Nuclear Association reported that over the four-year period from 2000 through 2003, annual global primary uranium production averaged 93.1 million pounds of uranium. In response to increasing uranium prices, worldwide uranium production rose to 104.6 million pounds in 2004 and to 108.4 million pounds in 2005 before decreasing, in 2006, to 102.5 million pounds as a result of problems at several production centres. In 2007, production increased to 107.3 million pounds with the start-up of the Langer Heinrich mine and ramp-up of production in Kazakhstan. Global production in 2008 was 113.9 million pounds. Canada, Kazakhstan and Australia currently account for over 60% of the world's production. The United States' production represents about 3.7%. During the last decade, takeovers, mergers and closures have consolidated the uranium production industry. Based on 2008 production figures, seven companies accounted for over 82% of primary production while the five largest uranium mines produced nearly 48% of the aggregate global production.

Primary uranium production only supplies approximately 63% of the total annual requirements of nuclear power generators. The balance of requirements are met from secondary sources of supply, which include inventories held by producers and utilities, government inventories, uranium recycled from government stockpiles and uranium recycled from nuclear weapons. The recycling of highly enriched uranium ("**HEU**") from former warheads in the Russian Federation is a unique subset of secondary supply. Surplus fissile military materials are converted in Russia from HEU into low enriched uranium ("**LEU**") suitable for use in nuclear reactors. In February 1993, the United States and Russia entered into an agreement ("**Russian HEU Agreement**") which provided for the United States to purchase 500 metric tons of Russian HEU over a 20-year period. In April 1996, the USEC Privatization Act gave Russia and three western companies, Cameco, AREVA and NUKEM, Inc. (the "**Western Companies**"), the authority to sell the natural uranium feed component (in the form of UF_6) derived from the LEU ("**HEU Feed**") in the United States over the 20-year period into the commercial U.S. uranium market under defined annual quotas. The USEC Privatization Act provides a framework for the introduction of this Russian HEU Feed into the U.S. commercial uranium market. Russia has been selling approximately 18.0 to 24.0 million pounds U_3O_8 equivalent of this HEU Feed through long-term supply agreements directly with U.S. utilities and the Western Companies.

The Russian HEU Agreement terminates in 2013, and Russia has formally stated that the agreement will not be renewed, as had once been anticipated.

Based upon recent assessments of future secondary uranium supply, the uranium industry's scheduled uranium production forecast and expected nuclear generating capacity, there is a growing requirement for increased uranium production to meet the forecasted needs of reactors world-wide. Based upon the Q1 2009 edition of "The Uranium Market Outlook" published by The Ux Consulting Company LLC, world uranium demand, in the base case, is forecast to increase from its 2008 level of 181 million pounds to 234 million pounds by 2020. At the same time, supply from secondary sources, such as HEU Feed, government inventories and reprocessing, is expected to drop from 47 million pounds in 2008 to 15 million pounds in 2020. As a consequence, uranium production will need to expand significantly to meet the increasing demand.

Uranium Prices

Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors, and their electric utilities secure most of their required uranium supply by entering into medium-term and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin one to three years after they are signed and to continue for several years thereafter. In awarding medium-term and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer's uranium reserves, record of performance and costs, all of which are important to the producer's or supplier's ability to fulfill long-term supply commitments. Under medium-term and long-term contracts, prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Contracts may also contain floor prices, ceiling prices and other negotiated provisions which affect the amount paid by the buyer to the seller. Under these contracts, the actual price mechanisms are usually confidential.

Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including other utilities holding excess inventory and governments.

Over the period from 1996 through 2004, annual spot market demand averaged just under 20 million pounds U_3O_8 or about 12% of the annual world consumption, but had jumped to about 35 million pounds in 2005 and 2006 as the rebuilding of utility inventories commenced and investors and hedge funds entered the market as significant buyers. Spot market volume returned to its traditional level of approximately 20 million pounds in 2007. In 2008, spot market volume increased to a record level of 43 million pounds, driven in large part by the world financial crisis which forced investment and hedge funds to push a sizeable amount of material into the market. Nearly half of the 2008 spot market volume occurred during the three months from September to November.

Historically, spot prices have been more volatile than long-term contract prices. In December 2000, the spot price reached an all time low of US$7.10 per pound. The uranium price then increased at a moderate rate reaching US$14.50 per pound U_3O_8 by the end of 2003. The spot price increased steadily from that date, influenced by the entrance of investment and hedge funds into the market, reaching US$72.00 by the end of 2006. A further market impact in October 2006 was the announcement of the flooding and indefinite postponement of the start-up of the Cigar Lake mine in northern Saskatchewan. The Cigar Lake mine was scheduled to ramp-up to an annual production rate of 18.0 million pounds by 2008. Producers were also active in the spot market, purchasing material to fill contractual demand, which they could not supply due to production issues at their respective operations. During the first half of 2007, the spot price continued its rapid rise, reaching a peak of US$136.00 in June 2007. At the end of June 2007, the spot price dropped US$3.00, the first decline in the spot price since May of 2003. In the last half of the year, the spot price was very volatile, dropping to US$75.00 in October, then rebounding to US$95.00 in December. Prices continued to be volatile in 2008. The spot price started the year at US$90.00 per pound U_3O_8, followed by a steep decline to US$57.00 per pound by June. It recovered briefly in July to US$64.50 per pound before declining again to US$44.00 per pound U_3O_8 in September, as investment and hedge funds began destocking. The spot price ended the year at US$53.00 per pound before declining again to US$45.00 at February 28, 2009.

The long-term uranium price has undergone a similar pattern over the past several years, but with significantly less volatility, rising from just under US$11.00 per pound U_3O_8, at the end of 2002, to US$95.00 per pound in May 2007. The long-term price remained at this level until May 2008, when it dropped to US$85.00. The long-term price dropped steadily over the rest of the year, reaching US$70.00 at the end of 2008 and remained at this level through February 28, 2009.

UF_6 is a separate commodity from U_3O_8, although its price will be principally affected by the price of the U_3O_8 because U_3O_8 is converted to produce UF_6. Through conversion, 2.61285 pounds of U_3O_8 will produce one KgU as UF_6. The value of UF_6 (the "UF_6 Value") is obtained by adding (i) the spot price of U_3O_8 multiplied by 2.61285 and (ii) the spot conversion price. The spot price of UF_6 (the "UF_6 Price") is published by UxCo and it may be higher or lower than the UF_6 Value depending on the variation in demand for its components. As at February 28, 2009, the UF_6 Price was US$0.24 below the UF_6 Value.

At February 28, 2009 prices of U_3O_8 and conversion, U_3O_8 constitutes over 93.3% of the UF_6 Value. Accordingly, any change in the UF_6 Price will largely be attributable to changes in the price of U_3O_8. UF_6 as a commodity may trade at a discount or a premium to the value of U_3O_8 plus conversion, depending on a variety of factors including demand for each of U_3O_8 and conversion.

Future uranium prices will be influenced by increased demand from new reactors being constructed or planned in many parts of the world, as well as the amount of incremental supply made available to the market from the remaining excess inventories, HEU Feed supplies, other stockpiles and the availability of increased or new production from other uranium producers. All of these factors will be influenced by the global financial crisis and the availability of financing for the construction of reactors and the exploration and development of new production.

Government Regulation

The production, handling and storage of uranium are subject to various levels of extensive governmental controls and regulations which are amended from time to time. Uranium Participation Corp. is unable to predict what additional legislation or amendments may be proposed that might affect the uranium business or when any proposals, if enacted, might become effective.

Outlined below are certain government controls and regulations which materially affect the uranium industry.

Treaty on the Non-Proliferation of Nuclear Weapons (the "NPT")

The NPT was established in 1970 and is an international treaty with the following objectives: to prevent the spread of nuclear weapons and weapons technology, to foster the peaceful uses of nuclear energy, and to further the goal of achieving general and complete disarmament. The NPT establishes a safeguards system under the responsibility of the International Atomic Energy Agency (the "IAEA"). A number of countries are signatories to the NPT, including Canada, the U.S., the United Kingdom and France.

Article III of the NPT states that each State party to the NPT will undertake not to provide fissionable material, or equipment designed for the processing of fissionable material, to other States unless the fissionable material will be subject to the safeguards of the NPT, as enforced by the IAEA.

Canadian Uranium Industry Regulation

The federal government of Canada has recognized that the uranium industry has special importance in relation to the national interest and therefore regulates the industry through regulations and policy announcements. The regulations and policy announcements apply to any uranium property or plant in

Canada which the Canadian Nuclear Safety Commission ("CNSC") may determine to be, or to have the capability of, producing or processing uranium for nuclear fuel application. The regulations require that the property or plant be owned legally or beneficially by a company incorporated pursuant to Canadian laws.

Canadian Nuclear Safety and Control Act
In Canada, control of the use and export of uranium is governed by the *Nuclear Safety and Control Act (Canada)* (the "NSCA").

The NSCA authorizes the CNSC to make regulations governing all aspects of the development and application of nuclear energy, including uranium mining, milling, conversion and transportation. The most significant powers given to the CNSC are in the licensing area. The NSCA grants the CNSC licensing authority for all nuclear activities in Canada, including the issuance of new licences to new operators, the renewal of existing licences, and amendments to existing licences. A person may only possess or dispose of nuclear substances and construct, operate and decommission its nuclear facilities in accordance with the terms of a CNSC licence. The licence specifies conditions that licensees must satisfy in order to maintain the right to operate nuclear facilities.

The NSCA grants to the CNSC the power to act as a court of record, the right to require financial guarantees for nuclear waste management and decommissioning as a condition of granting a licence, order-making powers and the right to impose monetary penalties. The NSCA also grants the CNSC power to require nuclear power plant operator re-certification and to set requirements for nuclear facility security measures. The NSCA also provides for increased emphasis on environmental matters, including a requirement that licensing applicants make adequate provision for the protection of the environment. Additional regulatory priority is evident in the areas of quality assurance and human factor engineering and assessment.

A fundamental principle in nuclear regulation is that the licensee bears the responsibility for safety, with the CNSC setting safety objectives and auditing the licensee's performance against the objectives. The regulations made under NSCA include provisions dealing with a facility's licence requirements, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials. The CNSC has also issued guidance documents to assist licensees in complying with regulatory requirements such as decommissioning, emergency planning, and optimization of radiation protection measures.

All of the Canadian operations of the Facilities, which may be used by Uranium Participation Corp., will be governed primarily by licences granted by the CNSC and are subject to all applicable federal statutes and regulations and to all laws of general application in the province where the operation is located, except to the extent that such laws conflict with the terms and conditions of the licence or applicable federal laws. Failure to comply with licence conditions or applicable statutes and regulations may result in orders being issued which may cause operations to cease or be curtailed or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant.

Canadian Uranium Export Regulation
The export of uranium is regulated by the federal government of Canada, which establishes nuclear energy policy. Licences and export permits, granted by the CNSC and the federal Department of Foreign Affairs and International Trade respectively, are required to be obtained for all exports. Uranium Participation Corp. will require that the Manager obtain any required permits for all such exports.

U.S. Uranium Industry Regulation
Uranium recovery in the U.S. is primarily regulated by the Nuclear Regulatory Commission ("NRC") pursuant to the Atomic Energy Act of 1954, as amended, title II of the Energy Reorganization Act of 1974, and titles I and II of the Uranium Mill Tailings Radiation Control Act of 1978. Its primary function is to regulate the various commercial and institutional uses of nuclear energy and to ensure the protection of employees, the public and the environment from radioactive materials. The NRC also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are

contained in Title 10 of the Code of Federal Regulations ("10 CFR"). The NRC issues Domestic Source Material Licences pursuant to 10 CFR Part 40. The regulations governing the movement of nuclear materials within the United States are at 10 CFR Part 71 and the regulations governing the import and export of uranium are at 10 CFR Part 110.

Pursuant to these regulations, a licensee who transfers, receives, or adjusts the inventory, in any manner, of uranium source material or who exports or imports uranium source material, must complete a Nuclear Material Transaction Report in accordance with NRC instructions. This report is the primary mechanism for tracking physical movements of U.S. or any other origin uranium to foreign and domestic buyers.

The review of a licence application is governed by the National Environmental Policy Act ("NEPA") which is implemented through 10 CFR Part 51.

In all cases, failure to comply with NRC license and/or state permit-to-mine conditions, or the failure to comply with other applicable rules and regulations, can bring enforcement action. For the state, this starts with non-cited violations for minor, easily correctable violations (generally through "conference and conciliation"), through notices of violation ("NOV's") which can include: fines; supplemental environmental projects; remedial action; additional monitoring and permit changes; and, ultimately, could include orders to cease operations. NRC enforcement policy describes a progression of enforcement starting with a NOV and working through a pre-enforcement conference, fines, imprisonment and the barring of workers or contractors from working in the nuclear industry. Under state and federal law, criminal charges are possible if violations are deemed to be the result of criminal intent or action.

Other agencies are involved in the regulation of the uranium industry, either directly or indirectly, including the Environmental Protection Agency, the Department of Transportation, the Bureau of Land Management, Department of Energy, the Department of Defense, the Department of Homeland Security, the Army Corps of Engineers, and the U.S. Fish and Wildlife Service.

The U.S. government also enters into international agreements for nuclear co-operation and trade with specific countries (or political blocs such as the European Union), with the general goal of supporting the peaceful uses of nuclear energy while upholding specific U.S. foreign policy and non-proliferation objectives. The NRC participates in this process by providing comment and clearance or approval of the proposed international agreements. While specific sales contracts are not reviewed or approved, the NRC is responsible for issuing export and import licenses for the shipment of uranium outside the U.S.

RISK FACTORS

There are a number of factors that could negatively affect Uranium Participation Corp.'s business and the value of Uranium Participation Corp.'s securities, including the factors listed below. Such factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation. The following information pertains to the outlook and conditions currently known to Uranium Participation Corp. that could have a material impact on the financial condition of Uranium Participation Corp. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Uranium Participation Corp. in the future.

Uranium Price Volatility from Demand and Supply Factors
Since almost all of Uranium Participation Corp.'s activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Participation Corp.'s control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of

excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 Price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 Price will affect the NAV of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound and the UF_6 price per KgU at December 31 for the five calendar years ended December 31, 2008, and at February 28, 2009[1].

	December 31					February 28
	2004	2005	2006	2007	2008	2009
U_3O_8	$20.70	$36.25	$72.00	$90.00	$53.00	$45.00
UF_6	$63.09[2]	$105.00	$199.00	$240.00	$145.00	$126.00

(1) As published by UxCo in U.S. dollars.
(2) UF_6 price for 2004 was not published by UxCo. Amounts shown for those years are the UF_6 value, which is obtained by adding (i) the spot price for U_3O_8 multiplied by 2.61285; and (ii) the spot conversion price of UF_6.

No Public Market for Uranium
There is no public market for the sale of uranium. The uranium future market on NYMEX does not provide for physical delivery of uranium, only cash on settlement; and the trading forum by certain buyers does not offer a formal market but rather facilitates the introduction of buyers to sellers. Uranium Participation Corp. may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several months to complete. In addition, as the supply of uranium is limited, Uranium Participation Corp. may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Participation Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8 or UF_6. Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates, is competitive. Supplies are available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People's Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF_6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Corporation and may affect the supply of uranium available for sale and use in the United States and Europe, which are the largest markets for uranium in the world.

Foreign Exchange Rates
Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade in Canadian currency. As the prices of uranium are quoted

in U.S. currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Participation Corp.'s operations or on the trading value of its common shares or the outstanding warrants.

Risks Associated with the Facilities
Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at Facilities and to ensure that the Facilities provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

All uranium is stored at licensed Facilities. As the number of duly licensed Facilities is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with the Facilities may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity
The expenses of Uranium Participation Corp. are funded from cash on hand that is not otherwise invested in uranium and revenue from the lending of uranium. Once such cash available has been expended, Uranium Participation Corp. may either generate cash from either the lending or sale of uranium or the sale of additional equity securities. There is no guarantee that Uranium Participation Corp. will be able to sell additional equity or equity related securities on terms acceptable to Uranium Participation Corp. in the future, that Uranium Participation Corp. will be able to sell uranium in a timely or profitable manner or that Uranium Participation Corp. will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Lack of Investment Liquidity
Uranium Participation Corp. is not a mutual fund, and an investment in its common shares is not redeemable. Uranium Participation Corp.'s liquidity will rely principally on sales or lending by Uranium Participation Corp. of uranium. Accordingly, Uranium Participation Corp. may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its uranium holdings.

Since inception, the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value
The NAV reported by Uranium Participation Corp. is based on the spot price of uranium published by UxCo. Accordingly, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end and dividing the result by the number of common shares outstanding. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, and, accordingly, follows general income tax provisions of the Tax Act.

Market Price of Common Shares
It appears that the market price of the common shares is related to the NAV. Uranium Participation Corp. cannot predict whether the common shares will, in the future, trade above, at or below the NAV.

The market price of the common shares may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager
Uranium Participation Corp. is a self-governing corporation that is governed by the Board of Directors appointed and elected by the holders of common shares. Uranium Participation Corp. will, therefore, be dependent on the services of its Board for investment decisions and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the Initial Term (March 2010) in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services to, or at management fees comparable to those under the Management Services Agreement, and its operations may therefore be adversely affected.

Conflict of Interest
Directors and officers of Uranium Participation Corp. may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp. have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Participation Corp. as they arise from time to time.

Uranium Lending
The Corporation has and may again enter into uranium lending arrangements. It has, and will in the future, ensure that adequate security is provided for any loaned uranium. However, there is a risk that the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change
Uranium Participation Corp may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

General Economic Downturn
Increases in spot market volumes may continue to be impacted by the current global economic downturn causing downward pressure on the spot prices for uranium.

Decreased availability of credit for construction of new reactors and exploration as well as the amount of incremental supply of uranium made available to the market from remaining excess inventories, HEU Feed supplies, other stockpiles and the availability of new production form other uranium producers are all influenced by the current global economic downturn resulting in part from the recent global financial crisis.

CAPITAL STRUCTURE AND DIVIDENDS

Common Shares

The authorized capital of Uranium Participation Corp. consists of an unlimited number of common shares, which are more particularly described below. As of February 28, 2009, Uranium Participation Corp. had an aggregate of 72,328,591 common shares issued and outstanding. As at the date of this AIF, Uranium Participation Corp. had an aggregate of 72,328,591 common shares issued and outstanding.

The by-laws provide that the rights, privileges, restrictions and conditions attaching to the common shares are as follows:

Notice of Meetings. Holders of common shares are entitled to notice of, and to attend, all meetings of shareholders.

Voting Rights. Uranium Participation Corp. shall not, without the prior approval of the holders thereof given by the affirmative vote of at least 66⅔% of the votes cast at a meeting of the holders of the common shares duly called for that purpose:

(i) approve any change in the minimum amount of the gross proceeds of any offerings of Uranium Participation Corp., which must be invested in uranium as required by its By-laws. This minimum amount is currently set at 85% of the gross proceeds of offerings;

(ii) approve any change in the restrictions on the investments which Uranium Participation Corp. is permitted to make;

(iii) create any class of shares ranking in preference or priority to the common shares;

(iv) create any class of shares ranking, as to dividends, in preference to, or on a parity with, the common shares; or

(v) consolidate or subdivide the common shares.

Sale and Purchase of Common Shares. Uranium Participation Corp. may, at any time or times, subject to applicable regulatory requirements, purchase or sell in the open market or by invitation for tenders to all holders all or any part of the common shares then outstanding.

Rights on Liquidation. In the event of liquidation, dissolution or winding-up of Uranium Participation Corp., the holders of common shares are entitled to participate pro rata in the distribution of the proceeds from the sale of uranium and any other net assets of Uranium Participation Corp., subject to applicable laws.

Common Share Purchase Warrants

On September 14, 2007, an aggregate of 2,840,911 of the warrants were issued by the Corporation as part of a public offering. Each warrant entitled the holder thereof to purchase, before the time of expiry, one common share at an exercise price of $12.00. Of the warrants issued, a total of 17,612 were exercised for 17,612 common shares. The warrants expired on September 14, 2008.

Dividends
The Directors have adopted a policy of dedicating cash flow to reinvestment in the business and repayment of debt. Accordingly, no dividends have been declared to date.

MARKET FOR SECURITIES

Trading Price and Volume
The common shares are traded on the Toronto Stock Exchange under the symbol "U". The warrants traded on the Toronto Stock Exchange until their expiry on September 14, 2008 under the symbol "U.WT.A". The following table sets forth, for the months indicated, the high and low closing sale prices and trading volumes as reported on the Toronto Stock Exchange.

Month	Common Shares – U		Warrants – U. WT.A	
	Price Range $	Volume (thousands)	Price Range $	Volume (thousands)
2008				
March	9.30 – 12.18	13,949	0.96 – 2.15	209
April	7.92 – 9.80	22,673	0.45 – 0.98	206
May	8.30 – 10.50	20,198	0.33 – 0.65	359
June	8.25 -10.00	13,228	0.115 – 0.56	684
July	8.35 – 10.00	11,444	0.055 – 0.22	283
August	7.43 – 8.98	11,943	0.01 – 0.06	363
September	6.10 – 9.05	16,129	0.005 – 0.02	335[1]
October	4.50 – 6.50	22,516	—	—
November	5.61 – 8.00	10,803	—	—
December	6.15 – 7.84	5,680	—	—
2009				
January	6.61 – 7.80	4,837	—	—
February	5.95 – 7.32	7,450	—	—

[1] The warrants expired and ceased trading on September 14, 2008.

GOVERNANCE OF THE CORPORATION

Board of Directors and Officers
The Board is responsible for the governance and the oversight of the affairs of Uranium Participation Corp. The following table sets out the names and the municipality of residence of each of the directors and officers of Uranium Participation Corp., as of the date of this AIF, their respective positions and offices held with the Corporation and their principal occupations as of the date hereof. The following table also identifies the members of each committee of the Board of Directors.

Name and Province of Residence	Position with Uranium Participation Corp.	Principal Occupation
Paul J. Bennett [1,2,3,4] Calgary, Alberta	Director	President and Chief Executive Officer of Energus Resources Ltd. and President and Chief Executive Officer of Rodinia Oil Corp.
Jeff Kennedy [2] Toronto, Ontario	Director	Chief Financial Officer and Director, Equity Capital Markets and a director of Cormark Securities Inc. ("Cormark")

Name and Province of Residence	Position with Uranium Participation Corp.	Principal Occupation
Garth MacRae [1,2,3,4,5] Toronto, Ontario	Director	Independent Financial Consultant
Richard H. McCoy [1,2,3,4,6] Toronto, Ontario	Director	Retired; Formerly Vice Chairman Investment Banking, TD Securities Inc.
Ron F. Hochstein Coquitlam, British Columbia	President	President and Chief Operating Officer and Director of DMC and President of the Manager
James R. Anderson Mississauga, Ontario	Chief Financial Officer	Executive Vice President and Chief Financial Officer of DMC and Chief Financial Officer of the Manager
Donald C. Campbell Newmarket, Ontario	Vice President, Commercial	Vice President, Commercial of DMC and of the Manager
Andre Desautels Toronto, Ontario	Corporate Secretary	Vice President, General Counsel and Corporate Secretary of DMC and Corporate Secretary of the Manager
Curt D. Steel Sherman, Connecticut	Vice President, Marketing	Vice President, Marketing and Sales of DMC and Vice President, Marketing of the Manager

Notes:
(1) Member of the Audit Committee
(2) Member of the Corporate Governance and Nominating Committee
(3) Member of the Independent Review Committee
(4) The Board has determined that this individual is "independent" for the purpose of reviewing potential Related Purchases. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp., Manager and Management Services Agreement".
(5) Chair, Audit Committee
(6) Chairman of the Board

As of the date of this AIF, the directors and officers of Uranium Participation Corp. beneficially owned, directly or indirectly, 74,640 common shares, representing less than 1% of the issued and outstanding common shares.

Except as noted below, each of the foregoing directors and officers has held the same principal occupation for the previous five years.

James R. Anderson

Mr. Anderson is the Chief Financial Officer of the Corporation and the Chief Financial Officer of the Manager. Upon the completion of the Denison Arrangement, Mr. Anderson became the Executive Vice-President and Chief Financial Officer of DMC. Prior to that, Mr. Anderson served as the Executive Vice President and Chief Financial Officer of the Manager from 2004 to 2006. Prior to joining the Manager, Mr. Anderson was Managing Director of Exel Energy Group Inc. Prior to that, he held the position of Senior Vice President and Chief Financial Officer at Rogers Cable Inc. Mr. Anderson, a Chartered Accountant, has held various senior positions in marketing, development, accounting and finance at companies in the energy sector, including Westcoast Energy Inc. and Union Gas Limited. Mr. Anderson has served as a director on a number of boards of companies in the gas sector. Mr. Anderson has been a Chartered Accountant since 1974.

Paul J. Bennett

Mr. Bennett became a director in June 2005. Mr. Bennett is also a director and the President of UPAC. Mr. Bennett is the President and Chief Executive Officer of Energus Resources Ltd. and became the President and Chief Executive Officer of Rodinia Oil Corp. in August 2006. Mr. Bennett has held executive and senior management positions with ExxonMobil Canada, Sable Offshore Energy Project and Mobil Oil Canada (MOCAN). He has also served as a director of the Maritimes and Northeast Pipeline and is currently on the Board of Directors of Armistice Resources Corp. and Rodinia Oil Corp. Mr. Bennett has over 37 years of domestic and international experience in geology, mining and oil/gas exploration, development and production. Mr. Bennett graduated from the University of Toronto in 1972 with an HBSc. in Geology and again in 1974 with an MSc. in Structural Geology. He is a member of CSPG and AAPG and is a Professional Geologist (P. Geol) licensed in the Province of Alberta (APEGGA). He has received a number of oil and gas industry awards.

Donald C. Campbell

Mr. Campbell is the Vice-President Marketing of the Corporation and the Vice-President, Commercial of the Manager. Upon completion of the Denison Arrangement, Mr. Campbell became the Vice-President, Commercial of DMC. Mr. Campbell served as the Vice President, Marketing and Special Projects for the Manager from 2004 to 2006. He held the position of Vice President, Marketing and Special Projects of Denison Energy Inc. from 1993 to 2004. From 1986 to 1993, he was Vice President, Special Projects for Denison Energy. Mr. Campbell has 49 years of mining and oil and gas experience in Canada and internationally. Mr. Campbell graduated from the University of New Brunswick in 1959 with a B.Sc. in Civil Engineering and is a registered Professional Engineer in Ontario.

Andre Desautels

Mr. Desautels is the Corporate Secretary of the Corporation and the Vice President, General Counsel and Corporate Secretary of the Manager and DMC. Prior to joining Denison in 2008, Mr. Desautels was member of the New Media Executive Team at Canwest Publishing Inc. from 2005 to 2008 and, prior to that, was Associate General Counsel, Canadian division of Time Warner Inc. from 2001 to 2005.

Ron F. Hochstein

Mr. Hochstein P.Eng. is the President of the Corporation. Mr. Hochstein was appointed President of the Manager on December 1, 2006. Mr. Hochstein was also appointed President and Chief Operating Officer of DMC on December 1, 2006. Prior to then, he served as President and Chief Executive Officer of International Uranium Corporation ("IUC"), as DMC was named prior to December 1, 2006. Mr. Hochstein has served as a director to DMC since April 2000. Mr. Hochstein joined IUC in October 1999 as Vice-President, Corporate Development and later served as Vice-President and Chief Operating Officer, prior to his appointment as President and Chief Executive Officer in April 2000. Mr. Hochstein is a Professional Engineer and holds an MBA from the University of British Columbia and a B.Sc. from the University of Alberta. Mr. Hochstein is also a director of Atacama Minerals Corp. (TSX-V), Fortress Minerals Corp. (TSX-V), JNR Resources Inc. (TSX-V), Santoy Resources Ltd. (TSX-V).

Garth A.C. MacRae

Mr. MacRae, a Chartered Accountant, became a director of the Corporation in 2005 and is Chair of the Audit Committee. He has served as a director of Dundee Corporation since 1991 and served as Vice Chairman from 1993 until 2004. Mr. MacRae currently serves as a director of Breakwater Resources Ltd., Dundee Corporation, Dundee Precious Metals Inc., Dundee Wealth Management Inc., Eurogas Corporation, GeneNews Limited, Great Plains Exploration Inc. and Torque Energy Inc.

Richard H. McCoy
Mr. McCoy became a director of the Corporation in 2005. and is the Chairman of its Board. Prior to retiring in October, 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc. Mr. McCoy currently serves as a director of Aberdeen Asia-Pacific Income Investment Co. Ltd, ACE Aviation Holdings Inc., Gerdau Ameristeel Corp., Jazz Air Income Fund, MDS Inc., Pizza Pizza Royalty Fund and Rothmans Inc.

Curt D. Steel
Mr. Steel became the Vice President, Marketing of the Corporation in June 2008 and is the Vice President, Marketing of the Manager and Vice President, Marketing and Sales of DMC. Prior to joining Denison, Mr. Steel was Senior Trader for NUKEM Inc. from 1998 to 2007.

Standing Committees of the Board

The Audit Committee
The Board has established an Audit Committee comprised of three of its directors, all of whom qualify as independent and financially literate as such terms are defined under Multilateral Instrument 52-110 - Audit Committees ("MI 52-110"). Being governed by National Instrument 81-106 – Investment Fund Continuous Disclosure ("NI 81-106"), the Corporation is not obligated to comply with MI 52-110. Nonetheless, the Board has chosen to follow the regulations as they apply to audit committees.

This committee is responsible for such matters as the review of financial statements and related press releases, monitoring Uranium Participation Corp.'s financial reporting, accounting systems and internal controls and for the review of the independence and selection of, and liaising with, external auditors. The Board has adopted a charter of the audit committee (the "Charter") which sets out the audit committee's mandate, organization, powers and responsibilities. The complete Charter is attached as Schedule A to this AIF.

The Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee, which is comprised of all four directors, is responsible for developing Uranium Participation Corp.'s approach to corporate governance issues, advising the Board of Directors in filling vacancies and, periodically, reviewing the composition and effectiveness of the Board of Directors, the contribution of individual directors and the remuneration paid to the directors.

Compensation of the Board

Currently three members of the Board of Directors are independent. Each of the independent members of the Board of Directors is paid such remuneration for their services as the Board of Directors may, from time to time, determine. Until otherwise determined, such compensation includes a retainer of $25,000 per year for each director, plus $1,000 per attended meeting of the Board of Directors and committees of the Board of Directors. Uranium Participation Corp. also reimburses the members of the Board of Directors for out-of-pocket expenses for attending such meetings, and all directors participate in the indemnification arrangements described under the Management Services Agreement.

The Independent Review Committee

The Corporation has established an Independent Review Committee (an "IRC") from its qualified independent Board members. The members of the IRC are Paul J. Bennett, Garth A. C. MacRae and Richard H. McCoy. The IRC has adopted a mandate that provides that the IRC must provide a recommendation or approval of transactions in which there is a conflict of interest between the Corporation and its Manager, as contemplated by National Instrument 81-107, Independent Review Committee for Investment Funds of the Canadian Securities Administrators ("NI 81-107"). The IRC prepares a report to shareholders on at least an annual basis. The reports are available on the Corporation's website at www.uraniumparticipation.com and are also available to shareholders at no cost by contacting the Corporation at adesautels@denisonmines.com. IRC members are entitled to $1,000 for each IRC meeting attended outside normal Board meetings. All fees and expenses for the IRC are paid by the Corporation. The fees paid by the Corporation to the IRC members for the year ended February 28, 2009 were $3,000. The IRC became fully operational on November 1, 2007. Since November 1, 2007, the IRC has dealt with two conflict matters relating to the purchase of uranium by the Corporation that would generate fees for the Manager.

CONFLICTS OF INTEREST

Principal Holders of Securities

To the knowledge of the directors and executive officers of the Corporation, as of the date of this AIF, save as noted below, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

According to public filings, Wellington Management Company, LLP controls 8,859,900 common shares of the Corporation, representing approximately 12.25% of the outstanding common shares of the Corporation.

The Manager

The Manager does not have an ownership interest in the Corporation. All of the Corporation's Board members are independent of the Manager. As of the date hereof, the directors and officers of the Corporation in the aggregate own less than 1% of the outstanding capital of the Manager. As of the date hereof, the directors and officers of the Manager in the aggregate own less than 1% of the Common shares of the Corporation.

The Manager is a wholly-owned subsidiary of DMC, a public company which has uranium production in the United States and Canada, and uranium exploration and development in Canada, the United States, Mongolia and Zambia. DMC is involved in the exploration, development, production and marketing of uranium through its 100% ownership of the White Mesa mill in Utah and its 22.5% interest in the McClean Lake joint venture in northern Saskatchewan and a 30% ownership interest in McClean Uranium Limited, a company that has been marketing a substantial portion of the McClean Lake uranium production. AREVA holds a 70% ownership interest in both the McClean Lake joint venture and McClean Uranium Limited.

The possible conflicts of interest between the Manager and Uranium Participation Corp. have been addressed as follows:

- (i) limitations on the ability of the Manager to purchase uranium from or sell uranium to Related Parties (See "Business of Uranium Participation Corp. – Management of Uranium Participation Corp.");
- (ii) the ability of the Manager to lend uranium is at the Board's discretion;
- (iii) all board members are independent of the Manager;
- (iv) restrictions on the business to be carried on by Uranium Participation Corp. (see "Business of Uranium Participation Corp."); and
- (v) oversight by the IRC.

The Board

Mr. Kennedy, one of the Corporation's directors, is an officer and a director of Cormark. Cormark acted as lead underwriter on one public offering which the Corporation completed since February 29, 2008, being that offering described in the Corporation's prospectus dated and filed on SEDAR at www.sedar.com on March 11, 2008. As such, the Corporation paid Cormark an aggregate of approximately $2,991,150 in consideration of the offering completed in the fiscal year ended February 28, 2009.

The IRC

As of the date of this AIF, the percentage of common shares of the Corporation beneficially owned, directly or indirectly, in aggregate, by all members of the IRC did not exceed 1% of the outstanding common shares of the Corporation. As of the date of this AIF, the percentage of common shares of DMC, beneficially owned, directly or indirectly, in aggregate, by all members of the IRC was less than 1% of the outstanding common shares of DMC. As of the date of this AIF, no member of the IRC beneficially owned, directly or indirectly, any interest in a third party service provider to the Corporation or the Manager.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Uranium Participation Corp. and the Manager have entered into the Management Services Agreement, pursuant to which the Manager administers the activities of Uranium Participation Corp. See "Business of Uranium Participation Corp. - Management of Uranium Participation Corp.".

During the year ended February 28, 2009, Uranium Participation Corp. has paid to the Manager the following amounts in accordance with the terms of the Management Services Agreement (in thousands of dollars):

Management Fees	$1,560
Equity Financing Fees	200
Commissions on purchase of uranium	1,246
Shareholder Information and other compliance	37
General office and miscellaneous	3
TOTAL	$3,046

Reference is made to Note 5 of the Corporation's financial statements for the year ended February 28, 2009, a copy of which is available under the Corporation's profile on SEDAR at www.sedar.com.

In August 2008, the Corporation purchased 50,000 pounds of U_3O_8 from an affiliate of the Manager at price of US$64.50 per pound for a total consideration of US$3,225,000.

In March 2008, the Corporation paid the Manager equity financing fees of $200,000.

LEGAL PROCEEDINGS

Management of the Corporation is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against Uranium Participation Corp. or relating to the business which would be material to the Corporation.

MATERIAL CONTRACTS

Reference is made to the material contracts which have been filed by Uranium Participation Corp. with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com. Below are the particulars of each contract, other than those entered into in the ordinary course of business, that is material to Uranium Participation Corp. and that was entered into between March 2006 and February 28, 2009 or was entered into before those dates but is still in effect:

1. The Management Services Agreement. See "Business of Uranium Participation Corp. – Management of Uranium Participation Corp.".

A copy of this agreement is available on the SEDAR website at www.sedar.com or may be inspected at the Corporation's registered office upon reasonable request.

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc. acts as the registrar and transfer agent for the common shares. The address for Computershare Investor Services Inc. is 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, Canada, and the phone number is 1-800-564-6253.

NAMES AND INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Toronto, Ontario, the Corporation's external auditors, have prepared the audit report on the audited comparative consolidated financial statements of the Corporation as at and for the years ended February 29, 2008 and February 28, 2009. PricewaterhouseCoopers LLP have confirmed to the Corporation that they are independent in accordance with the independence rules of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information regarding the Corporation is available on the SEDAR website at www.sedar.com. Additional information concerning the Corporation is provided in the Corporation's Management Report on Fund Performance and Financial Statements for the year ended February 28, 2009. You may obtain a copy of these documents by calling 416-979-1991 or from your dealer or by e-mail at adesautels@denisonmines.com.

The Corporation's Management Information Circular and such other information and documentation filed on SEDAR can be found at www.sedar.com or on the Corporation's website at www.uraniumparticipation.com. Copies of these documents may also be obtained by writing to:

Corporate Secretary
Uranium Participation Corporation
Atrium on Bay
Suite 402
595 Bay Street
Toronto, Ontario
M5G 2C2

Telephone: (416) 979-1991 Ext: 235
Facsimile: (416) 979-5893
Email: adesautels@denisonmines.com

The Manager may be contacted at the following address:

Denison Mines Inc.
Atrium on Bay
Suite 402
595 Bay Street
Toronto, Ontario
M5G 2C2
www.denisonmines.com

Telephone: (416) 979-1991 Ext: 235
Facsimile: (416) 979-5893

Schedule A
Audit Committee Mandate

A. Composition of the Committee

(1) The Board shall appoint from among its members annually at the first meeting of the Board following the annual meeting of the shareholders a committee to be known as the Audit Committee (the "Committee") to be composed of three (3) directors or such other number not less than three (3) as the Board may from time to time determine.

(2) Any member of the Committee may be removed or replaced at any time by the Board. Any member of the Committee ceasing to be a director shall cease to be a member of the Committee. Subject to the foregoing, each member of the Committee shall hold office as such until the next annual appointment of members after his or her election. Any vacancy occurring in the Committee shall be filled at the next meeting of the Board.

(3) Each member of the Committee shall:

(a) be a member of the Board;

(b) not be an officer or employee of the Company or any of its affiliates;

(c) not be an officer or employee of the manager of the Company; and

(d) be an unrelated director as defined in the Toronto Stock Exchange (the "TSX") Corporate Governance Guidelines ("TSX Guidelines") as the same may be amended from time to time; and

(e) satisfy the independence requirements applicable to members of audit committees under each of Multilateral Instrument 52-110 – *Audit Committees* of the Canadian Securities Administrators ("MI 52-110") and any other applicable laws and regulations as the same may be amended from time to time.

(4) The Committee shall elect annually a chairperson from among its members.

B. Purpose

(1) The Committee's purpose is to assist the Board in its supervision of the management of the business and affairs of the Company through oversight of:

(a) the integrity of the Company's financial statements, Management's Reports of Fund Performance ("MRFP") and other financial reporting;

(b) the integrity of the Company's internal control and management information systems;

(c) the Company's compliance with all applicable laws, rules, regulations, policies and other requirements of governments, regulatory agencies and stock exchanges relating to financial disclosure;

(d) the auditor's qualifications and activities;

(e) communication among the auditor, management and the Board; and

(f) such other matters as are determined by the Board from time to time.

(2) In carrying out its oversight role, the Committee and the Board recognize that the Company's management is responsible for:

(a) implementing and maintaining internal controls and disclosure controls;

(b) the preparation, presentation and integrity of the Company's financial statements; and

(c) the appropriateness of the accounting principles and reporting policies that are used by the Company.

C. **Committee Resources**

(1) The Committee shall have direct channels of communication with the Company's auditor to discuss and review specific issues as appropriate.

(2) The Committee, or any member of the Committee with the approval of the Committee, may retain at the expense of the Company such independent legal, accounting (other than the auditor) or other advisors on such terms as the Committee may consider appropriate and shall not be required to obtain the approval of the Board in order to retain or compensate any such advisors.

(3) The Committee shall have unrestricted access to Company personnel and documents and shall be provided with the resources necessary to carry out its responsibilities.

D. **Committee Responsibilities**

(1) The responsibilities of the Committee shall be to:

(a) with respect to financial accounting matters:

(i) review with management and the external auditors the annual consolidated financial statements before making recommendations to the Board relating to approval of the statements;

(ii) review with management and the external auditors interim financial statements before making recommendations to the Board relating to approval of the statements;

(iii) review and discuss with management and the external auditors all public disclosure documents containing audited or unaudited financial information including: any Prospectus; the Annual Report; unaudited interim reports; quarterly portfolio disclosure, the Annual Information Form; Management Information Circular, MFRP, material change report and any press release announcing annual or interim financial results of operations. The review will be conducted to ensure that no statement is contained therein which is inconsistent with facts, estimates or judgments contained in the audited or unaudited financial statements;

(iv) satisfy itself that adequate procedures are in place for the review of the Company's disclosure of financial information extracted or derived from the Company's financial statements, other than the Company's financial statements, MFRP and earnings press releases, and shall periodically assess the adequacy of those procedures;

(v) prior to the completion of the annual audit, and at any other time deemed advisable by the Committee, review and discuss with management and the auditor the quality of the Company's accounting policies and financial statement presentation, including, without limitation, the following:

1. all critical accounting policies and practices to be used, including, without limitation, the reasons why certain estimates or policies are or are not considered critical and how current and anticipated future events may impact those determinations as well as an assessment of any proposed modifications by the auditors that were not made;

2. all alternative accounting treatments for policies and practices that have been discussed by management and the auditors; and

3. other material written communications between the auditor and management, including, without limitation, any management letter, schedule of unadjusted differences, the

management representation letter, report on internal controls, as well as the engagement letter and the independence letter;

(vi) review annually the accounting principles and practices followed by the Company and any changes in the same as they occur;

(vii) review new accounting principles of the Canadian Institute of Chartered Accountants which would have a significant impact on the Company's financial reporting as reported to the Committee by management;

(viii) review the status of material contingent liabilities as reported to the Committee by management;

(ix) review the status of income tax returns and potentially significant tax problems as reported to the Committee by management; and

(x) review any errors or omissions in the current or prior year's financial statements which appear material as reported to the Committee by management.

(b) with respect to the external auditors:

(i) be directly responsible for the appointment, retention, termination and oversight of the work of the auditor (including, without limitation, resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or services for the Company;

(ii) approve, prior to the auditor's audit, the auditor's audit plan (including, without limitation, staffing), the scope of the auditor's review and all related fees; and

(iii) satisfy itself as to the independence of the auditor. The Committee shall pre-approve any non-audit services (including, without limitation, fees therefor) provided to the Company or its subsidiaries by the auditor or any auditor of any such subsidiary and shall consider whether these services are compatible with the auditor's independence, including, without limitation, the nature and scope of the specific non-audit services to be performed and whether the audit process would require the auditor to review any advice rendered by the auditor in connection with the provision of non-audit services.

(c) with respect to internal controls:

(i) review with management and the external auditors the quality and adequacy of the Company's internal accounting, financial disclosure and operations controls, including policies, procedures and systems to assess, monitor and manage business risks. In addition, the Committee will evaluate the appropriateness and timeliness of the disposition of any recommendations for improvements in internal controls and procedures;

(ii) obtain external auditors reports on significant findings and recommendations, together with management's responses; and

(iii) discuss with management, policies regarding risk assessment and risk management. While it is the responsibility of management to assess and manage the Company's exposure to risk, the Committee will discuss and review guidelines and policies that govern the process. The discussion may include the Company's financial risk exposures and the steps that management has taken to monitor and control such exposures, recognizing that the Committee is not required to be the sole body responsible for risk assessment and management.

(d) with respect to general audit matters:

(i) inquire of management and the external auditors as to any activities that may or may not appear to be illegal or unethical;

(ii) review with management and the external auditors any material frauds reported to the Audit Committee;

(iii) review with the external auditors the adequacy of staffing for accounting and financial responsibilities; and

(iv) report and make recommendations to the Board as the Committee considers appropriate.

(2) In addition, the Board may refer to the Committee such matters and questions relating to the Company as the Board may from time to time see fit.

(3) Any member of the Committee may require the auditors to attend any or every meeting of the Committee.

E. **Meetings**

(1) The times of and the places where meetings of the Audit Committee shall be held and the calling of and procedure at such meetings shall be determined from time to time by the Committee, provided however that the Committee shall meet at least quarterly, and the Committee shall maintain minutes or other records of its meetings and activities. Notice of every such meeting to be given in writing not less than seven (7) days prior to the date fixed for the meeting, and shall be given to the auditors of the Company, that the auditors shall be entitled to attend and be heard thereat. Meetings shall be convened whenever requested by the auditors or any member of the Audit Committee in accordance with the *Ontario Business Corporations Act.*

(2) As part of each meeting of the Committee at which it recommends that the Board approve the financial statements of the Company, and at such other times as the Committee deems appropriate, the Committee shall meet separately with the auditor to discuss and review specific issues as appropriate.

(3) A majority of the Committee shall constitute a quorum.

F. **Evaluation of Mandate**

On at least an annual basis, the Committee shall review and assess the adequacy of this Mandate and recommend any proposed changes to the Board of Directors.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and, subject to certain exceptions, may not be offered or sold in the United States of America or its territories or possessions. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States.

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991), and are also available electronically at www.sedar.com.*

PRELIMINARY SHORT FORM PROSPECTUS

New Issue May 12, 2009



URANIUM PARTICIPATION CORPORATION

$90,093,750

11,625,000 COMMON SHARES

This short form prospectus is being filed to qualify the distribution (the "Offering") of 11,625,000 common shares (the "Common Shares") of Uranium Participation Corporation ("Uranium Participation Corp." or the "Corporation"). The Corporation's registered and head office is located at 595 Bay Street, Suite 402, Toronto, Ontario, Canada, M5G 2C2. The Common Shares will be offered at a price of $7.75 per Common Share (the "Offering Price"). The Common Shares will be issued and sold pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of May 6, 2009 between Uranium Participation Corp. and Cormark Securities Inc. ("Cormark"), Dundee Securities Corporation, Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., GMP Securities L.P., Raymond James Ltd., and Salman Partners Inc. (collectively, the "Underwriters"). The Offering Price has been determined by negotiation between the Corporation and the Underwriters.

The outstanding common shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "U". On May 11, 2009, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was $7.91.

Price: $7.75 per Common Share

	Price to the Public	Underwriters' Fee[1]	Net Proceeds to the Corporation[2]
Per Common Share.........	$7.75	$0.310	$7.44
Total[3]	$90,093,750	$3,603,750	$86,490,000

(1) In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a fee of $3,603,750 representing 4% of the gross proceeds of the Offering. See "Plan of Distribution".

(2) After deducting the Underwriters' fee, but before deducting expenses of the Offering, including the preparation and filing of this short form prospectus, which are estimated to be $400,000 plus $200,000 payable to the Manager and which will be paid from the proceeds of the Offering.

(3) The Corporation has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the closing of the Offering (the "Closing Date"), to purchase 1,743,750 additional Common Shares (the "Optioned Shares"). Unless the context otherwise requires, references herein to "Offering" assumes the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Corporation will be $103,607,812.50, $4,144,312.50 and $99,463,500, respectively. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Shares issuable upon the exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to the approval of certain legal matters on behalf of the Corporation by Heenan Blaikie LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP.

Underwriters' Position	Maximum Size of Number of Securities Available	Exercise Period	Exercise Price or Average Acquisition Price
Over-Allotment Option	1,743,750	30 days from closing of the Offering	$7.75

A purchaser that acquires Common Shares forming part of the Underwriters' over-allocation position acquires the shares under this prospectus, whether the over-allocation position is filled through the exercise of the Over-Allotment Option or through secondary market purchases.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Common Shares will be available for delivery on the Closing Date, which is expected to take place on or about May 28, 2009 or such other date as may be agreed upon by the Corporation and the Underwriters but in any event not later than June 5, 2009. During the distribution of the Common Shares, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Investing in the securities of the Corporation involves significant risks inherent in the Corporation's business. Investors should carefully consider the risks described under the heading "Risk Factors" in this short form prospectus.

TABLE OF CONTENTS

GENERAL MATTERS

In this short form prospectus, unless otherwise indicated or the context otherwise requires, the terms "Uranium Participation Corp.", the "Corporation", "we", "us", and "our" are used to refer to Uranium Participation Corporation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus (including the documents incorporated by reference herein) contains certain "forward-looking statements" and "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performances of the Corporation, and its subsidiaries. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believes", or "continue" or variations (including negative variations) or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of the Corporation, may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange and the inability of a counterparty to complete a sale or purchase of uranium. See "Risk Factors" for a further description of the principal risks to the Corporation.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, the Corporation does not undertake to update any forward-looking information or statements.

You should rely only on the information contained or incorporated by reference in this short form prospectus. Neither the Corporation nor the Underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the Corporation nor the Underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate as of the date on the front cover of this short form prospectus.

CURRENCY PRESENTATION

All currency references in this short form prospectus are in Canadian dollars unless otherwise indicated. References to $ are to Canadian dollars and references to US$ are to United States currency. The noon rate of exchange reported by the Bank of Canada for the conversion of Canadian dollars to United States dollars on May 11, 2009 was $1.00 = US$0.8627 (US$1 = $1.1591).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991). These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed online at www.sedar.com. Information contained or featured on the Corporation's website shall not be deemed to be part of this short form prospectus.

The following documents, filed by the Corporation with the various securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the annual information form of the Corporation dated May 6, 2009 for the financial year ended February 28, 2009;

(b) the audited consolidated financial statements of the Corporation as at and for the financial year ended February 28, 2009, together with the auditors' report thereon and the notes thereto;

(c) the Corporation's Annual Management Report of Fund Performance dated April 23, 2009 for the financial year ended February 28, 2009; and

(d) the management information circular of the Corporation dated as of May 20, 2008 prepared in connection with the annual meeting of shareholders of the Corporation held on June 23, 2008.

Any document of the type referred to above (excluding confidential material change reports) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ELIGIBILITY FOR INVESTMENT

In the opinion of Heenan Blaikie LLP, counsel to the Corporation, and Borden Ladner Gervais LLP, counsel to the Underwriters, provided that the Common Shares are listed on a designated stock exchange, which includes the TSX, the Common Shares, if issued on the date hereof, would be "qualified investments" under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans, tax-free savings accounts ("TFAs") and registered education savings plans (collectively "Plans"). Notwithstanding that the Common Shares may be a qualified investment for a trust governed by a TFA, a holder will be subject to a penalty tax if the Common Shares held in a TFA are a "prohibited investment" for that TFA under the Tax Act. The Common Shares generally will not be a "prohibited investment" unless the holder of the TFA does not deal at arm's length with the Corporation for the purpose of the Tax Act, or the holder has a "significant interest" (within the meaning of the Tax Act) in the Corporation or a corporation, partnership or trust with which the Corporation does not deal at arm's length for the purposes of the Tax Act.

THE CORPORATION

Uranium Participation Corp. was incorporated by Articles of Incorporation pursuant to the *Business Corporations Act* (Ontario) (the "OBCA") on March 15, 2005 and became a publicly listed company on the TSX on May 10, 2005. The registered and head office of Uranium Participation Corp. is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2. Uranium Participation Corp. has no employees. Denison Mines Inc. (the "Manager") provides the services of five officers to the Corporation, being the President, the Chief Financial Officer, the Vice-President Marketing, Vice-President, Commercial and the Corporate Secretary under the terms of a Management Services Agreement dated March 30, 2005, as amended.

Uranium Participation Corp. is an investment holding entity which invests at least 85% of the proceeds of any offering in uranium, with the primary investment objective of achieving appreciation in the value of its uranium holdings. Unless the context requires otherwise, references to "uranium" means uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6").

Uranium Participation Alberta Corp. ("UPAC") is a wholly-owned subsidiary of Uranium Participation Corp. It was incorporated under the *Business Corporations Act* (Alberta) on May 4, 2005. UPAC directly invests in U_3O_8 and UF_6.

Uranium Participation Cyprus Limited ("UPCL") is a wholly-owned subsidiary of the Corporation. It was incorporated under the laws of the Republic of Cyprus on September 10, 2006. In August 2007, UPCL obtained a business license and established a branch office in Luxembourg ("UPCL Luxembourg") through which the operations of UPCL are conducted. UPCL directly invests in uranium. UPAC and UPCL are collectively referred to as the "Subsidiaries".

The Corporation carries on its operations through its Subsidiaries. Unless otherwise indicated or where the context otherwise requires, references to Uranium Participation Corp. or the Corporation include the Subsidiaries.

Uranium Participation Corp. is a taxable Canadian corporation and is not a mutual fund corporation for purposes of the Tax Act. The Corporation is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at the rates ordinarily applicable to public corporations under the Tax Act. Currently the Corporation recognizes unrealized gains or losses on its investments in uranium and accrues future income taxes payable based on the unrealized gains. Realized gains or losses on the sale of uranium will be recognized for income tax purposes at the time realized and will be taxed as income or capital gains, as applicable.

INDEPENDENT REVIEW COMMITTEE

The Corporation has established an Independent Review Committee (an "IRC") from its qualified independent Board members. The members of the IRC are Paul J. Bennett, Garth A. C. MacRae and Richard H. McCoy. The IRC has adopted a mandate that provides that the IRC must provide a recommendation or approval of transactions in which there is a conflict of interest between the Corporation and its Manager, as contemplated by National Instrument 81-107, Independent Review Committee for Investment Funds of the Canadian Securities Administrators ("NI 81-107"). The IRC prepares a report to shareholders on at least an annual basis. The reports are available on the Corporation's website at www.uraniumparticipation.com and are also available to shareholders at no cost by contacting the Corporation at adesautels@denisonmines.com. All fees and expenses for the IRC will be paid by the Corporation. The IRC members are entitled to $1000 for each meeting attended outside normal Board of Director meetings. The fees paid to the IRC for the first year were $3,000. The IRC became fully operational on November 1, 2007. Since November 1, 2007, the IRC has dealt with two conflict matters relating to the purchase of uranium by the Corporation that would generate fess for the Manager.

RECENT DEVELOPMENTS

The Corporation has offered to purchase 100,000 pounds of U_30_8 at US$46.00 per pound and 470,000 KgU as UF_6 for US$131.75 per KgU for an aggregate purchase commitment of US$66,600,000 (excluding commissions). Deliveries will be at various dates over the balance of the 2009 calendar year. See "Use of Proceeds".

The unaudited net asset value of the Corporation at March 31, 2009 was $506,805,000 or $7.01 per share based on the spot price for U_30_8 at March 31, 2009 which was US$42.00 per pound and the spot price for UF_6 at March 31, 2009 which was US$118.00 per KgU and the Canadian/US dollar noon exchange rate at month end, which was $1.2602. Since inception to April 30, 2009, the Corporation has purchased and taken delivery 5,425,000 pounds of U_30_8 and 1,492,230 KgU as UF_6 at a total cost of $534,031,000. Market value of the Corporation's investment in uranium based on the March 31, 2009 spot prices was $509,037,000

At the Annual and Special Meeting of the Corporation held on June 23, 2008, shareholders approved an amendment to the Management Agreement to entitle the Manager to receive a commission of 1.5% of the value of the uranium held by the Corporation in the event of an acquisition of at least 90% of the common shares of the Corporation.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Corporation's unaudited consolidated capitalization as at February 28, 2009, the date of the most recent consolidated financial statements filed by the Corporation, and as at February 28, 2009 after giving effect to the Offering. The table should be read in conjunction with the unaudited consolidated financial statements of the Corporation, including the notes thereto, and management's report on fund performance incorporated by reference in this short form prospectus.

	As at February 28, 2009 (dollars in thousands)	**As at February 28, 2009 After Giving Effect to the Offering[1] (dollars in thousands)**
	(audited)	(unaudited)
Shareholders' Equity		
Common Shares (Authorized – unlimited)	$553,576 (72,328,591 shares)	$639,466 (83,953,591 shares)
Contributed Surplus	$2,481	$2,481
Retained Earnings	($14,660)	($14,660)
Total Capitalization	$541,397	$627,287

(1) After giving effect to the Offering (assuming no exercise of the Over-Allotment Option) but excluding the tax effect of the share issue costs.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering (including expenses relating to the preparation and filing of this short form prospectus), are estimated to be approximately $85,890,000 assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering, are estimated to be approximately $98,863,500.

The net proceeds of the Offering will be used by the Corporation to fund (i) the Corporation's purchase commitment referred to under "Recent Developments" (US$66,600,000,) and (ii) as to the balance, to fund the ongoing obligations of the Corporation. At least 85% of the gross proceeds from the sale of securities by the Corporation must be invested in, or held for future purchases of uranium.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on May 28, 2009, or on such other date as may be agreed upon by the Corporation and the Underwriters, but in any event no later than June 5, 2009 (the "Closing Date"), all but not less than all of the Common Shares at the Offering Price, against delivery of certificates representing the Common Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion based on their assessment of the state of the financial markets and may also be terminated upon certain events stated in the Underwriting Agreement. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

The Corporation has agreed to pay the Underwriters a fee of $0.31 per Common Share for their services in connection with the distribution of the Common Shares offered by this short form prospectus. The Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date, such Over-Allotment Option being exercisable to acquire the Optioned Shares at the Offering Price. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Corporation will be

$103,607,812.50, $4,144,312.50 and $99,463,500, respectively. The Corporation will pay to the Underwriters a fee of $0.31 per Optioned Share. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Shares issued on exercise thereof.

The Common Shares offered hereby have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares outside the United States only in compliance with Rule 903 of Regulation S under the U.S. Securities Act. The Underwriting Agreement also permits the Underwriters, through their registered U.S. broker-dealer affiliates, to offer and sell the Common Shares in the United States to "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act) in transactions that are exempt from registration under the U.S. Securities Act, pursuant to Rule 144A thereunder, and all applicable state securities laws. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Common Shares offered hereby within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act unless such offer is made pursuant to an exemption from the registration requirements of the U.S. Securities Act.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares, other than the Optioned Shares, if any of the Common Shares are purchased under the Underwriting Agreement.

The Corporation has applied to list the Common Shares on the TSX. Listing will be subject to the Corporation fulfilling all listing requirements of the TSX.

Pursuant to applicable rules and/or policy statements of the Ontario Securities Commission and certain regulatory authorities, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the rules of applicable self-regulatory organizations relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed in favour of the Underwriters that, during the period ending 90 days after the Closing Date, it will not, except in certain circumstances, offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Common Shares or other securities of the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Corporation in connection with financing transactions without having obtained the prior written consent of Cormark, such consent not to be unreasonably withheld.

The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

DESCRIPTION OF SECURITIES DISTRIBUTED

The Common Shares

The Corporation is authorized to issue an unlimited number of common shares, of which 72,328,591 common shares were outstanding as of April 30, 2009. The common shares are without nominal or par value. Each of the common shares carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by the directors and is entitled upon liquidation, dissolution or winding up of the Corporation to a *pro rata* share of the property and assets of the Corporation distributable to the holders of the common shares.

Prior Sales

No common shares have been issued in the twelve months preceding the date of this prospectus other than the issuance of 5,500 common shares on exercise of previously issued warrants at an exercise price of $12.00 per common share.

Trading Price and Volume

Set out below is the trading prices and volume of trades for the common shares on the TSX for the twelve month period prior to the date of this prospectus.

Date	Hi	Low	Volume
2008			
May	$10.50	$8.30	19,343,020
June	$10.00	$8.25	13,227,800
July	$10.00	$8.35	11,444,195
August	$8.98	$7.43	11,942,928
September	$9.05	$6.10	16,128,950
October	$6.50	$4.50	22,516,509
November	$8.00	$5.61	10,803,461
December	$7.84	$6.15	5,679,629
2009			
January	$7.80	$6.61	4,837,468
February	$7.32	$5.95	7,450,643
March	$7.00	$5.33	6,044,498
April	$7.87	$6.06	5,292,699
May 1 - May 11	$8.48	$7.19	5,083,949

RISK FACTORS

An investment in the Common Shares is subject to a number of risk factors that should be considered by a prospective purchaser. In addition to information set out elsewhere in this short form prospectus (including the documents incorporated by reference herein), investors should carefully consider the following risk factors. Such risk factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Participation Corp.'s activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Participation Corp.'s control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 price will affect the NAV of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound, and the UF_6 price per KgU at December 31 for the five calendar years ended December 31, 2008, and at February 28, 2009[1].

	December 31					**February 28**
	2004	**2005**	**2006**	**2007**	**2008**	**2009**
U_3O_8	$20.70	$36.25	$72.00	$90.00	$53.00	$45.00
UF_6	$63.09[2]	$105.00	$199.00	$240.00	$145.00	$126.00

(1) As published by UxCo in U.S. dollars.
(2) UF_6 price for 2004 was not published by UxCo. Amounts shown for those years are the UF_6 value, which is obtained by adding (i) the spot price for U_3O_8 multiplied by 2.61285; and (ii) the spot conversion price of UF_6.

No Public Market for Uranium

There is no public market for the sale of uranium. The uranium futures market on NYMEX does not provide for physical delivery of uranium, only cash on settlement; and the trading forum by certain buyers does not offer a formal market but rather facilitates the introduction of buyers to sellers. Uranium Participation Corp. may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several months to complete. In addition, as the supply of uranium is limited, Uranium Participation Corp. may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Participation Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8 or UF_6. Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is competitive. Supplies are available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People's Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF_6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Corporation and may affect the supply of uranium available for sale and use in the United States and Europe, which are the largest markets for uranium in the world.

Foreign Exchange Rates

Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Participation Corp.'s operations or on the trading value of its common shares.

The US/Canadian dollar rate of exchange reflected in the Corporation's net asset value calculation as at March 31, 2009 was C$1.2602 = US$1.00. The rate of exchange as at May 11, 2009 was C$1.1591 = US$1.00. This decrease in the U.S. currency relative to the Canadian currency will impact negatively the average market value of the Corporation's investments in Canadian dollars.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at facilities and to ensure that the facilities provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

All uranium is stored at licensed facilities. As the number of duly licensed facilities is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with the facilities may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity

The expenses of Uranium Participation Corp. are funded from cash on hand that is not otherwise invested in uranium and revenue from the lending of uranium. Once such cash available has been expended, Uranium Participation Corp. may either generate cash from either the lending or sale of uranium or the sale of additional equity securities. There is no guarantee that Uranium Participation Corp. will be able to sell additional equity or equity related securities on terms acceptable to Uranium Participation Corp. in the future, that Uranium Participation Corp. will be able to sell uranium in a timely or profitable manner or that Uranium Participation Corp. will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Lack of Investment Liquidity

Uranium Participation Corp. is not a mutual fund, and an investment in its common shares is not redeemable. Uranium Participation Corp.'s liquidity will rely principally on sales or lending by Uranium Participation Corp. of uranium. Accordingly, Uranium Participation Corp. may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its uranium holdings.

Since inception, the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value

The net asset value ("NAV") reported by Uranium Participation Corp. is based on the spot prices of uranium published by UxCo. Accordingly, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end and dividing the result by the number of common shares outstanding. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, and, accordingly, follows general income tax provisions of the Tax Act.

Market Price of Common Shares

It appears that the market price of the common shares is related to the NAV. Uranium Participation Corp. cannot predict whether the common shares will, in the future, trade above, at or below the NAV.

The market price of the common shares may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Participation Corp. is a self-governing corporation that is governed by the Board of Directors appointed and elected by the holders of common shares. Uranium Participation Corp. will, therefore, be dependent on the services of its Board for investment decisions and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term (March 2010) in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services to, or at management fees comparable to those under the Management Services Agreement, and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Participation Corp. may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp. have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Participation Corp. as they arise from time to time.

Uranium Lending

The Corporation has and may again enter into uranium lending arrangements. It has, and will in the future, ensure that adequate security is provided for any loaned uranium. However, there is a risk that the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Participation Corp may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

General Economic Downturn

Increases in spot market volumes may continue to be impacted by the current global economic downturn causing downward pressure on the spot prices for uranium.

Decreased availability of credit for construction of new reactors and exploration as well as the amount of incremental supply of uranium made available to the market from remaining excess inventories, HEU Feed supplies, other stockpiles and the availability of new production form other uranium producers are all influenced by the current global economic downturn resulting in part from the recent global financial crisis.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Heenan Blaikie LLP, on behalf of the Corporation, and by Borden Ladner Gervais LLP, on behalf of the Underwriters. As at the date hereof, the partners and associates of Heenan Blaikie LLP, as a group, and the partners and associates of Borden Ladner Gervais LLP, as a group, own, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

No partner or associate, as applicable, of the aforementioned limited liability partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

PROMOTER

The Manager may be considered to be the promoter of the Corporation within the meaning of the securities regulations of certain provinces of Canada. The Manager will not receive any direct or indirect benefits as a result of the relationship with the Corporation other than those described under the headings "Management of Uranium Participation Corp." and "Interest of Management and Others in Material Transactions" in the Corporation's Annual Information Form, which is incorporated herein by reference. The directors and officers of the Manager as a group, own, directly or indirectly, less than 1% of the outstanding common shares of the Manager.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario.

The transfer agent and registrar for the common shares is Computershare Investor Services at its principal office in Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CONSENT OF
PRICEWATERHOUSECOOPERS LLP

We have read the short form prospectus of Uranium Participation Corporation (the "Company") dated May 12, 2009 relating to the issue and sale of 11,850,000 Common Shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated statement of net assets of the Company as at February 28, 2009 and the consolidated statements of operations, changes in net assets and cash flows for the period from March 1, 2007 to February 29, 2008 and for the period from March 1, 2008 to February 28, 2009. Our report is dated April 23, 2009.

(signed) ●
Chartered Accountants, Licensed Public Accountants

Toronto, Ontario
●, 2009

CERTIFICATE OF THE CORPORATION

Dated: May 12, 2009

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder.

(Signed) Ron F. Hochstein
President
(as the chief executive officer)

(Signed) James R. Anderson
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Richard H. McCoy
Director

(Signed) Garth MacRae
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: May 12, 2009

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder.

CORMARK SECURITIES INC.

By: (Signed) Peter Grosskopf

DUNDEE SECURITIES CORPORATION

By: (Signed) Raffi Babikian

SCOTIA CAPITAL INC.

By: (Signed) Jeffrey W. Richmond

CIBC WORLD MARKETS INC.

By: (Signed) Rick McCreary

NATIONAL BANK FINANCIAL INC.

By: (Signed) Steven Farber

RBC DOMINION SECURITIES INC.

By: (Signed) Gary A. Sugar

GMP SECURITIES L.P.

By: (Signed) Kevin Reid

RAYMOND JAMES LTD.

By: (Signed) David Greifenberger

SALMAN PARTNERS INC.

By: (Signed) Bradley D. McMillen



Ontario Securities Commission

Commission des valeurs mobilières de l'Ontario

P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8

CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

RECEIPT

Uranium Participation Corporation

This is the receipt of the **Ontario Securities Commission** for the **Preliminary Short Form Prospectus** of the above Issuer dated **May 12, 2009** (the preliminary prospectus).

The preliminary prospectus has been filed under Multilateral Instrument 11-102 *Passport System* in **British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador**. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

May 12, 2009

Margo Paul

Margo Paul
Director, Corporate Finance

SEDAR Project # 1419494

FORM 51-102F3
MATERIAL CHANGE REPORT
FOR AN INVESTMENT FUND

Item 1. Name and Address of Company

URANIUM PARTICIPATION CORPORATION
595 Bay Street, Suite 402
Toronto, ON M5G 2C2

Item 2. Date of Material Change

May 6, 2009

Item 3. News Release

A news release announcing the change referred to in this report was issued on May 6, 2009 in Toronto, ON and subsequently filed on SEDAR.

Item 4. Summary of Material Change

Uranium Participation Corporation (the "Company") has entered into an agreement with Cormark Securities Inc. on behalf of a syndicate of underwriters which consists of Cormark Securities Inc., Dundee Securities Corporation, Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., GMP Securities L.P., Raymond James Ltd., and Salman Partners Inc. (the "Underwriters") pursuant to which the Underwriters have agreed to buy and sell to the public 11,625,000 common shares of the Company at a price of $7.75 per common share, representing an aggregate issue amount of approximately $90 million (the "Offering"). Closing is expected on or about May 28, 2009 and is subject to regulatory approval including that of the Toronto Stock Exchange. The Underwriters also have an option to purchase up to an additional 1,743,750 common shares at the issue price to cover over-allotments for a period of 30 days after the date of Closing. The proceeds will be used to fund the purchase of uranium.

Item 5. Full Description of Material Change

See the news release issued on May 6, 2009, a copy of which is attached to this report.

Item 6. Reliance on subsection 11.2(2) or (3) of National Instrument 81-106

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, please contact

Ron Hochstein, President
Tel: (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer
Tel: (416) 979-1991 Ext. 372

Item 9. Date of Report

Dated this 14th day of May, 2009.

PRESS RELEASE

URANIUM PARTICIPATION CORPORATION ANNOUNCES $90 MILLION BOUGHT DEAL FINANCING

Toronto, May 6, 2009 - Uranium Participation Corporation (the "Company or Uranium Participation Corp.") has today entered into an agreement with Cormark Securities Inc. on behalf of a syndicate of underwriters which also includes Dundee Securities Corporation, Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., GMP Securities LP., Raymond James Ltd., and Salman Partners Inc. (the "Underwriters") pursuant to which the Underwriters have agreed to buy and sell to the public 11,625,000 common shares of the Company at a price of $7.75 per common share, representing an aggregate amount of issue of approximately $90 million (the "Offering"). Closing is expected on or about May 28, 2009 and is subject to regulatory approval including that of the Toronto Stock Exchange.

The Underwriters also have an option to purchase up to an additional 1,743,750 common shares at the issue price to cover over-allotments for a period of 30 days after the date of Closing.

The Common Shares to be issued under this offering will be offered by way of a short form prospectus in all provinces in Canada except Quebec and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and such other jurisdictions as may be agreed upon by the Company and the underwriting syndicate.

The net proceeds of the Offering will be used to fund the purchase of U_3O_8 and/or UF_6 under contract.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corp.'s current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corp., may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corp., see "Risk Factors" in Uranium Participation Corp.'s Annual Information Form dated May 6, 2008, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corp. does not undertake to update any forward-looking information statement.

About Uranium Participation Corporation

Uranium Participation Corp. is an investment holding company created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF6) with the primary investment objective of achieving an appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licensed facilities located in Canada, France and the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and UF6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corp. is available on SEDAR at www.sedar.com and on Uranium Participation Corp.'s website at www.uraniumparticipation.com

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information contact:

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium Participation Corporation

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT APRIL 30, 2009

TORONTO, May 15, 2009 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at April 30, 2009 was CDN$502,497,000 or CDN$6.95 per share. As at April 30, 2009, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Cost	Market Value
Investments In Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,425,000 lbs	$ 262,565	$ 285,008
Uranium hexafluoride ("UF_6")	1,492,230 KgU	$ 271,466	$ 219,152
		$ 534,031	$ 504,160
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.40	$ 52.54[1]
- In United States dollars		$ 43.37	$ 44.00
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 181.92	$ 146.86[1]
- In United States dollars		$ 168.15	$ 123.00

[1] Converted at the April 30, 2009 exchange rate of $1.1940.

Uranium Corp has agreed to purchase 100,000 pounds of U_3O_8 for US$4,600,000 and 470,000 KgU as UF_6 for US$62,000,000. Delivery of the U_3O_8 is anticipated in June 2009 and delivery of the UF_6 is anticipated at various dates over the balance of the 2009 calendar year. These commitments will be funded from the proceeds of Uranium Corp's public offering of 11,625,000 common shares totaling $90,093,750 announced on May 6, 2009.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

Ron Hochstein, President (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Execution Copy

UNDERWRITING AGREEMENT

Dated as of May 6, 2009

Uranium Participation Corporation
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

Attention: James R. Anderson

– and –

Denison Mines Inc.
595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2

Attention: James R. Anderson

Dear Sirs:

Cormark Securities Inc., Dundee Securities Corporation, Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., GMP Securities L.P., Raymond James Ltd. and Salman Partners Inc. (collectively, the **"Underwriters"** and each individually an **"Underwriter"**) understand that Uranium Participation Corporation (the **"Corporation"**) proposes to issue and sell 11,625,000 common shares of the Corporation (the **"Underwritten Shares"**). You have advised that the Corporation is current in the filing of all materials required to be filed under applicable securities legislation of each of the provinces of Canada and is qualified to file a preliminary short form prospectus in accordance with the requirements of National Instrument 44-101 (**"NI 44-101"**) of the Canadian Securities Regulators (as defined below) to qualify the Underwritten Shares and the Additional Shares (as defined below) for distribution in the Qualifying Jurisdictions and for sale to Qualified Institutional Buyers (as hereinafter defined) in the United States in accordance with the terms of Schedule "A" hereto. The offer and sale of Shares (as defined below) by the Corporation is hereinafter referred to as the **"Offering"**.

Based on the foregoing, and subject to the terms and conditions contained in this Agreement, the Underwriters offer to purchase, severally and not jointly, from the Corporation the respective percentage of the Shares set forth opposite the respective names of the Underwriters in paragraph 23, and by its acceptance hereof, the Corporation accepts such offer and agrees to sell to the Underwriters the Underwritten Shares on the Closing Date (as defined below) at a price of $7.75 per Underwritten Share being an aggregate purchase price of $90,093,750 (the **"Purchase Price"**), and in the event and to the extent that the Underwriters shall exercise the Over-Allotment Option to purchase Additional Shares as provided herein, the number of Additional Shares as to which election shall have been exercised at a purchase price of $7.75 per Additional Share.

The Corporation hereby grants to the Underwriters an over-allotment option (the **"Over-Allotment Option"**) for the purpose of covering over-allotments, if any, to purchase any or all of the Additional Shares, upon the terms and conditions set forth herein. The Over-Allotment Option shall be exercisable into the Additional Shares from time to time, in whole or in part, within 30 days from the Closing Date for the Underwritten Shares, by Cormark Securities Inc., on behalf of the Underwriters, giving written notice to the Corporation, specifying (i) the number of Additional Shares to be purchased, and (ii) the Closing Date for the Additional Shares, provided that such Closing Date shall be not less than three Business Days and no more than seven Business Days following the date of such notice. The Additional Shares shall have attributes that are identical to the Underwritten Shares. The Underwritten Shares and the Additional Shares are referred to collectively herein as the **"Shares"**.

In consideration of the agreement of the Underwriters to purchase the Underwritten Shares and the Additional Shares (to the extent the Over-Allotment Option is exercised), the Corporation agrees to pay the Underwriting Fee (as hereinafter defined) to the Underwriters at the Closing Time.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

All actions to be undertaken by the Underwriters in connection with the offering or sale of the Shares in the United States, shall be undertaken through their respective U.S. Dealers.

DEFINITIONS

In this Agreement:

"1933 Act" means the United States *Securities Act of 1933*, as amended;

"1934 Act" means the United States *Securities Exchange Act of 1934*, as amended;

"Additional Shares" means that number of common shares in the capital of the Company equal to the lesser of (i) the over-allocation position of the Underwriters as at the Closing Date (prior to giving effect to the purchase of the Underwritten Shares), and (ii) 1,743,750;

"affiliate", **"distribution"**, **"material change"**, **"material fact"**, **"misrepresentation"**, and **"subsidiary"** shall have the respective meanings given to them under the *Securities Act* (Ontario);

"Agreement" means the agreement resulting from the acceptance by the Corporation and the Manager of the offer made by the Underwriters by this Agreement;

"Business Day" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in Toronto;

"Canadian Securities Laws" means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements of the Canadian Securities Regulators in the Qualifying Jurisdictions;

"Canadian Securities Regulators" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

"Claim" has the meaning given to it in subparagraph 12(b);

"Closing" means the completion of the sale by the Corporation and the purchase by the Underwriters of the Shares pursuant to the terms and conditions of this Agreement;

"Closing Date" means May 28, 2009, or such other date as the Corporation, the Manager and the Underwriters may agree upon in writing or as may be changed in accordance with subparagraph 4(c) of this Agreement, but in no event shall the Closing Date for the Underwritten Shares be later than June 5, 2009, and in the event the Over-Allotment Option is exercised, "**Closing Date**" shall mean each date on which the Underwriters have agreed to purchase the Additional Shares in accordance with the terms of this Agreement;

"Closing Time" means 8:30 am (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree;

"Common Shares" means common shares in the capital of the Corporation;

"Cormark" means Cormark Securities Inc.;

"Corporation" means Uranium Participation Corporation;

"Disclosure Document" has the meaning given to it in paragraph 7(e) of this Agreement;

"Documents Incorporated by Reference" means each of the documents referred to in the Preliminary Prospectus and Final Prospectus under the heading "Documents Incorporated by Reference";

"Final Prospectus" means the (final) short form prospectus of the Corporation relating to the qualification for distribution of the Shares and prepared and filed with the Canadian Securities Regulators in accordance with Canadian Securities Laws;

"Financial Information" means the Corporation's financial statements included in or incorporated by reference in the Final Prospectus together with any auditors' report thereon and the notes thereto;

"Income Tax Act" means the *Income Tax Act* (Canada), as amended;

"Indemnified Party" has the meaning given to it in subparagraph 12(b);

"Indemnifier" has the meaning given to it in subparagraph 13(a);

"Management Services Agreement" means the agreement dated as of March 30, 2005, as amended and restated effective March 27, 2006, as further amended by amendment agreement dated June 23, 2008, entered into between the Corporation and the Manager pursuant to which the Manager agreed to manage the Corporation's activities;

"Manager" means Denison Mines Inc., a corporation formed under the laws of the Province of Ontario;

"NI 44-101" has the meaning ascribed thereto in the first paragraph of this Agreement;

"notice" has the meaning given to it in paragraph 21;

"NP 11-202" means National Policy 11-202 - *Process for Prospectus Reviews in Multiple Jurisdictions;*

"Offering" shall have the meaning ascribed thereto in the first paragraph of this Agreement;

"Offering Documents" means, collectively, the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

"OSC" means the Ontario Securities Commission;

"Over-Allotment Option" shall have the meaning ascribed thereto in the third paragraph of this Agreement;

"Preliminary Prospectus" means the (preliminary) short form prospectus of the Corporation relating to the qualification for distribution of the Shares and prepared and filed with the Canadian Securities Regulators in accordance with Canadian Securities Laws;

"Prospectus Amendment" means any amendment or supplement to either of the Preliminary Prospectus or the Final Prospectus;

"Purchase Price" has the meaning ascribed thereto in the second paragraph of this Agreement;

"Qualifying Jurisdictions" means all of the provinces of Canada, excluding Quebec;

"SEC" means the United States Securities and Exchange Commission;

"Shares" has the meaning ascribed thereto in the third paragraph of this Agreement;

"Stock Exchange" means the Toronto Stock Exchange;

"Subsidiaries" means each of Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited;

"Supplementary Material" means, collectively, any amendment to the Final Prospectus, any amended or supplemental prospectus or ancillary material required to be filed by or on behalf of the Corporation under Canadian Securities Laws in the Qualifying Jurisdictions with any of the Canadian Securities Regulators in connection with the distribution of, *inter alia*, the Shares;

"Transfer Agent" means Computershare Investor Services Inc., at its principal office in the city of Toronto;

"Underwriter" and **"Underwriters"** shall have the meanings ascribed thereto in the first paragraph of this Agreement;

"Underwriting Fee" shall have the meaning ascribed thereto in paragraph 5;

"Underwritten Shares" shall have the meaning ascribed thereto in the first paragraph of this Agreement;

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Dealers" means the U.S. broker-dealer affiliates of the Underwriters registered as such with the SEC under Section 15 of the 1934 Act who are members of the Financial Industry Regulatory Authority, Inc. and which have been identified by the Underwriters to the Corporation in writing at or prior to the Closing Time on the Closing Date;

"U.S. Securities Laws" means all applicable securities legislation in the United States, including without limitation the 1933 Act and 1934 Act, and the rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof;

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to "paragraphs", "subparagraphs" and "clauses" are to the appropriate paragraph, subparagraph or clause of this Agreement.

TERMS AND CONDITIONS

1. Nature of Transaction

The Corporation represents and warrants to, and covenants and agrees with, the Underwriters that:

(a) The Corporation will, as soon as practicable after the execution of this Agreement, prepare and file the Preliminary Prospectus, including copies of any documents or information incorporated by reference therein, with the Canadian Securities Regulators, and obtain a receipt therefor from the Ontario Securities Commission, as principal jurisdiction in accordance with NP 11-202, representing a deemed receipt therefor in all Qualifying Jurisdictions, no later than 5:00 p.m. (Toronto time) on May 12, 2009.

(b) The Corporation will as soon as practicable after filing the Preliminary Prospectus, prepare and file the Final Prospectus, including copies of any documents or information incorporated by reference therein, with the Canadian Securities Regulators under the Canadian Securities Laws, and will obtain the receipt therefor from the Ontario Securities Commission, as principal jurisdiction in accordance with NP 11-202, representing a deemed receipt therefor in all Qualifying Jurisdictions no later than 5:00 p.m. (Toronto time) on May 20, 2009 (or such other date as may be agreed to in writing by the Company and the

Underwriters), and will have taken all other steps and proceedings that may be necessary in order to qualify the Underwritten Shares and the Additional Shares for distribution in each of the Qualifying Jurisdictions by the Underwriters and other persons who are registered in a category permitting them to distribute the Shares and the Additional Shares under the Canadian Securities Laws and who comply with the Canadian Securities Laws.

(c) Until the distribution of the Underwritten Shares and the Additional Shares shall have been completed, the Corporation will promptly take or cause to be taken all such additional steps and proceedings from time to time required under the Canadian Securities Laws to continue to qualify the distribution of the Underwritten Shares and the Additional Shares or, in the event that the Underwritten Shares and the Additional Shares have, for any reason, ceased so to qualify, so to qualify again the Underwritten Shares and the Additional Shares.

(d) The Corporation will, as soon as practicable after the execution of this Agreement and prior to filing the Preliminary Prospectus, prepare and file an Annual Information Form for the fiscal year ended February 28, 2009. The Corporation hereby agrees to secure compliance with all securities regulatory requirements on a timely basis in connection with the distribution of the Shares, including by filing within the periods stipulated under Canadian Securities Laws and at the Corporation's expense, all forms required to be filed by the Corporation in connection with the Offering and paying all filing fees required to be paid in connection therewith. Subject to being notified by the Underwriters of the requirements thereof and upon request by the Underwriters, the Corporation also agrees to file within the periods stipulated under Canadian Securities Laws and at the Corporation's expense, all private placement forms required to be filed by them in connection with the Offering and agree to pay all filing fees required to be paid in connection therewith so that the distribution of the Shares outside of the Qualifying Jurisdictions and outside of Quebec may lawfully occur but without the necessity of filing a prospectus or any similar disclosure document under applicable securities laws outside of the Qualifying Jurisdictions and outside of Quebec.

(e) The Underwriters agree to assist the Corporation in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering. Each Underwriter agrees with the Corporation that it will only solicit offers for the purchase of Shares in the United States in accordance with Schedule “A” to this Agreement.

2. Due Diligence

Prior to the filing of the Final Prospectus or any Prospectus Amendment, the Corporation shall permit the Underwriters and their counsel to review and provide comments on drafts of the Preliminary Prospectus and Final Prospectus or any Prospectus Amendment, and up to each Closing Time shall allow the Underwriters to conduct any due diligence investigations which each of them reasonably requires in order to fulfill their obligations as an underwriters under the

Canadian Securities Laws and in order to enable such Underwriters to responsibly execute the certificate in the Preliminary Prospectus, Final Prospectus or any Prospectus Amendment required to be executed by it.

3. (a) **Deliveries on Filing of Final Prospectus**

No later than the time of filing of the Final Prospectus with the Canadian Securities Regulators, unless otherwise indicated below, the Corporation shall deliver to the Underwriters:

(i) a copy of the Preliminary Prospectus and of the Final Prospectus, signed, filed and certified as required by the Canadian Securities Laws;

(ii) a copy each of the Documents Incorporated by Reference;

(iii) a copy of any other document required to be filed by the Corporation at or prior to the time of filing the Preliminary Prospectus and of the Final Prospectus in compliance with Canadian Securities Laws in connection with the distribution of the Shares;

(iv) a "long-form" comfort letter of PricewaterhouseCoopers LLP, dated as of the date of the Final Prospectus (with the requisite procedures to be completed by PricewaterhouseCoopers LLP within two Business Days of the date of the Final Prospectus), addressed to the Underwriters, the board of directors of the Corporation and the Manager, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and accounting information relating to the Corporation in the Final Prospectus, which letter shall be in addition to the auditor's consent letters and comfort letters addressed to the Canadian Securities Regulators; and

(v) copies of correspondence indicating that the application for the listing and posting for trading on the Stock Exchange of the Shares have been conditionally approved.

(b) **Prospectus Amendments**

In the event that the Corporation is required by Canadian Securities Laws to prepare and file a Prospectus Amendment, the Corporation shall prepare and deliver promptly to the Underwriters signed and certified copies of such Prospectus Amendment. Any Prospectus Amendments shall be in form and substance satisfactory to the Underwriters acting reasonably. Concurrently with the delivery of any Prospectus Amendment, the Corporation shall deliver to the Underwriters with respect to such Prospectus Amendment, documents similar to those referred to in clauses 3(a)(iii) and (vi).

(c) **Commercial Copies**

The Corporation shall cause commercial copies of the Preliminary Prospectus and commercial copies of the Final Prospectus (and, in each case, copies of the U.S. Placement

Memorandum (as such term is defined in Schedule "A" hereto)) to be delivered, without charge, to the Underwriters in Toronto and in such other cities in North America and in such quantities as the Underwriters may reasonably request by oral instructions to the printer of such documents. Such delivery of the Preliminary Prospectus and Final Prospectus (and U.S. Placement Memorandum) shall be effected as soon as possible after a receipt has been issued by the Ontario Securities Commission as principal jurisdiction for the Preliminary Prospectus and Final Prospectus, respectively. Such deliveries shall constitute the consent of the Corporation to the Underwriters' use of the Preliminary Prospectus and Final Prospectus in connection with the distribution of the Shares in the Qualifying Jurisdictions and in the United States in compliance with the provisions of this Agreement and applicable securities laws.

(d) **Qualification of Securities**

The Corporation will promptly from time to time take such action as the Underwriters may reasonably request to qualify the Shares for offering and sale under the Canadian Securities Laws or U.S. Securities Laws as the Underwriters may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for so long as may be necessary to complete the distribution of the Shares until 90 days after the date hereof; provided that in connection therewith, the Corporation shall not be required to amend its charter documents or bylaws, register any of its securities, comply with ongoing filing or disclosure requirements, including delivery of documentation in any language other than English, qualify as a foreign corporation or subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(e) **Distribution of Shares**

The Underwriters shall (and require any selling firm to agree with such Underwriters, for the benefit of the Corporation, to):

(i) offer the Shares for sale to the public only as permitted by applicable law;

(ii) not solicit offers to purchase Shares from, or sell Shares to, any person resident in any jurisdiction other than the Qualifying Jurisdictions, except in a manner which is exempt from registration and prospectus requirements under applicable securities laws and which does not require the Corporation to register any of its securities or comply with ongoing filing or disclosure requirements or other similar requirements or subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject;

(iii) not make use of any "green sheet" or information memorandum in respect of the Corporation that has not first been approved by the Corporation; and

(iv) offer and sell the Shares in the United States only through the Underwriters' respective U.S. Dealers. Any offers and sales of Shares in the United States shall be made in accordance with the terms and conditions set out in Schedule "A" to this Agreement. The terms and conditions and the representations, warranties and covenants of the parties contained in Schedule "A" are hereby incorporated by reference into this Agreement.

(f) **Notice of Completion of Distribution**

After the Closing Time, the Underwriters shall:

(i) use their best efforts to complete the distribution of the Shares as promptly as possible; and

(ii) give prompt written notice to the Corporation when, in the opinion of the Underwriters, they have completed distribution of the Shares and including a breakdown of the gross proceeds realized therefrom in each of the Qualifying Jurisdictions and, if applicable, in the United States.

(g) **Obligations of Underwriters**

The obligations of the Underwriters under this Agreement shall be performed severally and not jointly and severally. No Underwriter shall be responsible for any act or omission by another Underwriter.

4. Events During Distribution

(a) **Material Changes or Material Facts**

During the period from the date of this Agreement to the completion of distribution of the Shares, the Corporation shall promptly notify the Underwriters in writing of:

(i) any material change (actual, anticipated, or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation that is not otherwise referred to in the Preliminary Prospectus and Final Prospectus;

(ii) any material fact which has arisen or been discovered that would have been required to have been stated in the Preliminary Prospectus or in the Final Prospectus had such fact arisen or been discovered on, or prior to, the date of such document; and

(iii) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Preliminary Prospectus or in the Final Prospectus, which fact or change is, or may be, of such a nature as to render any statement in the Preliminary Prospectus or in the Final Prospectus, as the case may be, misleading or untrue or which would result in a misrepresentation in the Preliminary Prospectus or in the Final Prospectus, as the case may be, or which would result in the Preliminary Prospectus or in the Final Prospectus, as the case may be, not complying (to the extent that such compliance is required) with Canadian Securities Laws.

If at any time during the period from the date of this Agreement to the completion of distribution of the Shares, any event described in clauses (i), (ii) or (iii) above occurs or any condition exists as a result of which it is necessary, in the reasonable opinion of counsel for the Corporation or the Underwriters, to amend or supplement the Preliminary Prospectus or the Final Prospectus, in order that the Preliminary Prospectus or the Final Prospectus or any Prospectus Amendment, as the case may be, will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a Purchaser, or if it shall be necessary, in the opinion of any such counsel, at any such time to amend or supplement the Preliminary Prospectus or the Final Prospectus, in order to comply with the requirements under Canadian Securities Laws or other applicable laws, the Corporation will promptly prepare and file such Prospectus Amendment as may be necessary to correct such statement or omission or to make the Preliminary Prospectus or the Final Prospectus comply with such laws, and the Corporation will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.

The Corporation shall not file any Prospectus Amendment or other document, however, without first obtaining approval from the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval shall not be unreasonably withheld or delayed. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this subparagraph (a).

(b) **Change in Canadian Securities Laws**

If during the period of distribution of the Shares, there shall be any change in the Canadian Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of a Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate Canadian Securities Regulators in each jurisdiction where such filing is required.

(c) **Change in Closing Date**

If a material change occurs or an undisclosed material fact has arisen or been discovered prior to the Closing Date, then, subject to paragraph 11, the Closing Date shall be, unless the Corporation and the Underwriters otherwise agree in writing or unless otherwise required under the Canadian Securities Laws, the later of:

(i) the third Business Day following the date on which all applicable filings or other requirements of the Canadian Securities Laws with respect to such material change or change in a material fact have been made or complied with in all relevant jurisdictions and any appropriate receipts obtained for such filings and notice of such filings from the Corporation or its counsel have been received by the Underwriters; and

(ii) the fifth Business Day following the date upon which the commercial copies of any Prospectus Amendment have been delivered in accordance with subparagraph 3(c).

In no event, however, shall the Closing Date be later than June 5, 2009.

(d) **Notification**

During the period commencing on the date hereof until the Underwriters notify the Corporation of the completion of the distribution of the Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any request of any Canadian Securities Regulator for any amendment to the Preliminary Prospectus, the Final Prospectus or any Supplementary Material or for any additional information in respect of the offering of the Shares;

(ii) the receipt by the Corporation of any material communication, whether written or oral, from any Canadian Securities Regulator, the Stock Exchange or any other competent authority, relating to the Final Prospectus or the distribution of the Shares;

(iii) any notice or other correspondence received by the Corporation from any governmental body requesting any information, meeting or hearing relating to the Corporation, the Offering, the issue and sale of the Shares or any other event or state of affairs, that the Corporation reasonably believes would have a material adverse effect on the business, assets, financial condition, liabilities or operations of the Corporation; or

(iv) the issuance by any Canadian Securities Regulator, the Stock Exchange or any other competent authority, including any other governmental or regulatory body, of any order to cease or suspend trading or distribution of any securities of the Corporation or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of any securities of the Corporation.

5. Services Provided by Underwriters and Underwriting Fee

In consideration for the Underwriters' services in assisting in the preparation of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendments, in distributing the Shares, both directly and to other registered dealers as brokers, and in performing administrative work in connection with the distribution of the Shares, the Corporation agrees to pay to the Underwriters a fee of $0.31 per Share (the **"Underwriting Fee"**), which is equal to 4.0% of the gross proceeds per Share in the Offering. The Underwriting Fee shall be payable as provided for in subparagraph 6(a). The Underwriting Fee shall be payable by way of set-off of the amount of the Underwriting Fee against, and deduction of the Underwriting Fee from, the Purchase Price. The reasonable fees of counsel to the Underwriters plus disbursements and Goods and Services Tax (as provided for in paragraph 15), shall also be payable by way of set-off of such amount against, and deduction of such amount from, the Purchase Price.

6. Delivery of Purchase Price, Underwriting Fee and Certificate

(a) **Deliveries**

The purchase and sale of the Shares shall be completed at the Closing Time at the offices of Heenan Blaikie LLP, Suite 2600, 200 Bay Street, South Tower, Royal Bank Plaza, Toronto, Ontario, or such other place as the Underwriters and the Corporation may agree upon.

At the Closing Time, the Corporation shall deliver to the Underwriters definitive certificates representing the Shares in favour of the Underwriters or their nominees, against payment by the Underwriters to the Corporation of the Purchase Price, less the Underwriting Fee, by wire transfer or in such other manner as may be mutually agreed upon, in Canadian dollars (if directed to do so by the Corporation, the Underwriters will deliver funds to the Corporation in U.S. dollars based on an exchange rate to be mutually agreed upon), together with a receipt signed by Cormark, on behalf of the Underwriters, for such definitive certificates and a receipt for the Underwriting Fee.

(b) **Delivery of Certificate(s) to Transfer Agent**

The Corporation shall, prior to the Closing Date, make all necessary arrangements for the exchange of the definitive certificate(s) representing the Shares, on the Closing Date, at the principal offices of the Transfer Agent in the City of Toronto for certificates representing such number of Shares registered in such names as shall be designated by the Underwriters not less than 48 hours (or 72 hours if the Closing Date is a Monday) prior to the Closing Time.

The Corporation shall pay all fees and expenses payable to the Transfer Agent in connection with the preparation, delivery, certification and exchange of the Shares, contemplated by this subparagraph 6(b) and the fees and expenses payable to the Transfer Agent in connection with the initial or additional transfers as may be required in the course of the distribution of the Shares.

7. Representations, Warranties and Covenants of the Corporation

The Corporation hereby represents and warrants to the Underwriters and agrees and covenants with the Underwriters, and acknowledges that the Underwriters are relying upon such representations, warranties agreements and covenants, that:

(a) the Corporation is duly incorporated, organized and subsisting under the laws of Ontario and is properly registered under the laws of all jurisdictions in which its business is carried on except where the failure to be so registered would not have a material adverse effect on the business or operations of the Corporation;

(b) Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited are the only subsidiaries of the Corporation; the Corporation is the sole shareholder of Uranium Participation Alberta Corp and Uranium Participation Cyprus Limited; each of Uranium Participation Alberta Corp. and Uranium Participation Cyprus Limited is a corporation duly incorporated, organized and subsisting under the laws of its jurisdiction of incorporation and is properly registered under the laws of all jurisdictions in which its business is carried on except where the failure to be so registered would not have a material adverse effect on the business or operations of the Corporation;

(c) the Corporation has no interest in the shares of any corporation or in the equity of any entity other than the Subsidiaries;

(d) the Corporation is a reporting issuer not in default in any material respect of any requirement under Canadian Securities Laws;

(e) since February 28, 2008, it has filed and disseminated all financial statements, certificates, reports and documents required to be filed and disseminated in accordance with Canadian Securities Laws (the **"Disclosure Documents"**) and each Disclosure Document complied at the time of filing and dissemination, as the case may be, in all material respects with all requirements of Canadian Securities Laws;

(f) all information contained in each Disclosure Document was accurate and correct in all material respects and none of the Disclosure Documents contained any misrepresentation (as such term is defined under the *Securities Act* (Ontario)) at the time they were filed or disseminated, as the case may be;

(g) the Corporation has the requisite power, authority and capacity to enter into this Agreement and to perform the transactions contemplated herein and the Corporation has the requisite power, authority and capacity to own, lease and to operate its property and assets including licences or other similar rights and to carry on the business customarily carried on by it or as currently proposed to be carried on by it. Each of the Corporation and its Subsidiaries is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated except where such non-compliance or failure to obtain such licence, registration or qualification would not have a material adverse effect on the business or operations of the Corporation and all such licences, registrations and qualifications are valid and subsisting and in good standing;

(h) the Corporation or its Subsidiaries has good and valid marketable title to the U_3O_8 and UF_6 referred to in the Disclosure Documents and in the Financial Information;

(i) other than as disclosed in the Disclosure Documents, none of the assets of the Corporation or its Subsidiaries have been charged, pledged or hypothecated, nor are such assets subject to any security interests to any third party;

(j) all necessary action has been taken by the Corporation to authorize the execution and delivery by the Corporation of this Agreement and to authorize the performance by the Corporation of its obligations hereunder, and this Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of the Corporation, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(k) the Management Services Agreement constitutes a valid and legally binding obligation of the Corporation, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(l) the Corporation has all requisite power, capacity and authority to execute and deliver each of the Preliminary Prospectus and the Final Prospectus and any Prospectus Amendment and to file such documents with the Canadian Securities Regulators, and all necessary action will be taken by the Corporation to authorize the execution and delivery of the Preliminary Prospectus and Final Prospectus and any Prospectus Amendment and the filing thereof with the Canadian Securities Regulators;

(m) the Corporation is authorized to issue an unlimited number of Common Shares and, as of April 30, 2009, 72,328,591 Common Shares were issued and outstanding and such Common Shares are fully paid and non-assessable shares in the capital of the Corporation, and since April 30, 2009, no Common Shares have been issued;

(n) upon completion of the Offering, the Corporation shall have 83,953,591 issued and outstanding Common Shares (excluding only shares issuable upon the valid exercise of outstanding warrants or Over-Allotment Option after such date), all of which will be fully paid and non-assessable and no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation of any unissued Common Shares of the Corporation except as otherwise referred to in the Preliminary Prospectus;

(o) the Shares have been, or prior to the Closing Time will be, duly authorized for issuance; when a certificate for such Shares is countersigned by the Transfer Agent and issued, delivered and paid for, such Shares will be validly issued and fully paid and all statements made in the Final Prospectus describing such securities will be accurate in all material respects;

(p) no agreement is currently in force or effect that in any manner affects the voting or control of any of the securities of the Corporation and, at the Closing time, no such agreement will be in force or effect;

(q) the Shares are not, and at the Closing Time will not be, "foreign property" as defined in the *Income Tax Act*;

(r) at the Closing Time, the Shares will not be precluded as investments under the statutes set forth in the Final Prospectus under the heading entitled "Eligibility for Investment", and will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans, tax-free savings accounts and registered education savings plans within the meaning of the *Income Tax Act*;

(s) the form and terms of the certificate for each of the Shares, has been approved and adopted by the Corporation and do not conflict with the constating documents of the Corporation;

(t) to the best of the Corporation's knowledge, there is no action, proceeding or investigation pending or threatened against the Corporation before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which is reasonably expected to result in any material change in the business or in the condition (financial or otherwise) of the Corporation or its properties or assets (taken as a whole), or which questions the validity of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement;

(u) the Financial Information has been prepared in conformity with Canadian generally accepted accounting principles;

(v) the Financial Information presents fairly in all material respects the financial position of the Corporation as at the date of such statements;

(w) the Corporation is not in violation of, and the execution and delivery of this Agreement and the performance by the Corporation of its obligations under this Agreement and the Management Services Agreement will not result in any breach or, violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents of the Corporation or any resolution of the directors or shareholders of the Corporation or any material contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Corporation;

(x) each of the agreements entered into by the Manager on behalf of the Corporation or its Subsidiaries with licensed operators at licensed uranium conversion and enrichment facilities (referred to in the Disclosure Documents) is enforceable by the Corporation or its Subsidiaries, as the case may be, and the Manager in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(y) no approval, authorization, consent or other order of, and no filing, registration or recording with, any governmental authority is required of the Corporation in connection with the execution and delivery or with the performance by the Corporation of this Agreement except as disclosed in the Preliminary Prospectus and compliance with the Canadian Securities Laws with regard to the distribution of the Shares in the Qualifying Jurisdictions;

(z) to the knowledge of the Corporation, no securities commission, stock exchange or comparable authority has issued any order preventing or suspending the use or effectiveness of the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment or preventing the distribution of the Shares in any Qualifying Jurisdiction nor instituted proceedings for that purpose and, to the knowledge of the Corporation, no such proceedings are pending or contemplated;

(aa) the Corporation is not, and upon consummation of the transactions contemplated hereby will not be, an "investment company" or an entity "controlled by an investment company" as such terms are defined in the United States *Investment Company Act of 1940*, as amended;

(bb) to the knowledge of the Corporation, the Corporation is not a "related issuer" or "connected issuer" (as such terms are defined under the Canadian Securities Laws) of any Underwriter;

(cc) as at their respective dates, each of the Preliminary Prospectus and the Final Prospectus and any Prospectus Amendment comply or will comply, as the case may be, in all material respects with the Canadian Securities Laws and, at the time of delivery of the Shares to the Underwriters, the Final Prospectus will comply in all material respects with the Canadian Securities Laws;

(dd) the Preliminary Prospectus and the Final Prospectus and any Prospectus Amendment will contain, full, true and plain disclosure of all material facts required to be stated therein relating to the Corporation, the operations of the Corporation and the Shares, and as of their respective date of filing contain no untrue statement of a material fact and do not omit to state a material fact regarding the Corporation and its business and affairs that is necessary to make any statement therein not misleading in light of the circumstances in which it was made; provided, however, that this representation and warranty shall not apply to statements or omissions made in reliance upon and in conformity with information relating to the Underwriters furnished in writing to the Corporation by the Underwriters expressly for use in the Preliminary Prospectus or the Final Prospectus;

(ee) there are no reports, documents or information that in accordance with the requirements of the Canadian Securities Regulators must be made publicly available or filed in connection with the offering of the Shares that have not been made publicly available or filed as required;

(ff) the delivery by the Corporation of any signed Prospectus Amendment or material change report required to be filed under the Canadian Securities Laws will constitute a representation and warranty by the Corporation to the Underwriters that all the information and statements contained therein (except information and statements relating to the Underwriters) are true and correct and that no material information has been omitted therefrom which is necessary to make the statements contained therein not misleading;

(gg) the members of the Corporation's Independent Review Committee have been duly appointed in compliance with National Instrument 81-107 *Independent Review Committee for Investment Funds;*

(hh) the Corporation does not require any license or other approval under the applicable statutes, ordinances, rules, regulations, orders or decrees (including, without limitation, "Environmental Laws" as hereinafter below) of any governmental entities, regulatory agencies or bodies asserting or claiming jurisdiction over it or over any part of its operations or assets to carry on its business as described in the Preliminary Prospectus (other than as such as has been obtained under Canadian Securities Laws); Environmental Laws means any foreign, federal, provincial, state or local laws or regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (**"Environmental Laws"**) which affect or otherwise have any application to the Corporation or its business, properties and assets (taken as a whole), or to which the Corporation is otherwise subject. The Corporation does not require any license or other approval under any Environmental Laws to conduct its business; and

(ii) the Transfer Agent, at it principal offices in the City of Toronto, Ontario, has been duly appointed as transfer agent and registrar in respect of the Common Shares.

8. Representations, Warranties and Covenants of the Manager

The Manager represents and warrants to the Underwriters and agrees and covenants with the Underwriters, and acknowledges that the Underwriters are relying upon such representations, warranties, agreements and covenants that:

(a) the Manager is duly incorporated, organized and subsisting under the laws of Ontario, and has all requisite power, capacity and authority to enter into and deliver this Agreement and to perform its obligations hereunder and under the Management Services Agreement;

(b) all necessary corporate action has been taken by the Manager to authorize the execution and delivery by the Manager of this Agreement and to authorize the performance of its obligations hereunder, and this Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of the Manager, enforceable against the Manager, in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(c) the Management Services Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of the Manager, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(d) the Manager has all requisite power, capacity and authority to execute and deliver each of the Preliminary Prospectus and the Final Prospectus and all necessary action will be taken by the Manager to authorize the execution and delivery of the Preliminary Prospectus and the filing thereof with the Canadian Securities Regulators;

(e) the Manager will take all necessary action to authorize the execution and delivery of the Final Prospectus and the filing thereof with the Canadian Securities Regulators;

(f) the Manager is not in violation of, and the execution and delivery of this Agreement and the performance by the Manager of its obligations under this Agreement and the Management Services Agreement will not result in any breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents of the Manager or any resolution of the directors or shareholders of the Manager or any material contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Manager;

(g) each of the agreements entered into by the Manager on behalf of the Corporation or its Subsidiaries with licensed operators at licensed uranium conversion and enrichment facilities (referred to in the Preliminary Prospectus) is enforceable by the Manager and the Corporation or its Subsidiaries in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of a court);

(h) no approval, authorization, consent or other order of, and no filing, registration or recording with, any governmental authority is required of the Manager in connection with the execution and delivery or with the performance by the Manager of this Agreement; and

(i) the Manager is in material compliance with each material license held by it and is not in violation of, or in default in any material respect under, the applicable statutes, ordinances, rules, regulations, orders or decrees (including, without limitation, Canadian Securities Laws and Environmental Laws) of any governmental entities, regulatory agencies or bodies asserting or claiming jurisdiction over it or over any part of its operations or assets, except for such violations and defaults which, singly or in the aggregate, would not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Manager.

9. Covenants of the Corporation

The Corporation hereby covenants to the Underwriters, and acknowledges that the Underwriters are relying on such covenants in connection with acting as exclusive agents of the Corporation for the Offering, that the Corporation shall:

(a) for a period of 12 months following the final Closing Date, use its commercially reasonable efforts to maintain its status as a reporting issuer under Canadian Securities Laws in the Qualifying Jurisdictions, not in default of any requirement of such Canadian Securities Laws;

(b) for a period of 90 days from the final Closing Date, not issue any additional securities in the capital of the Corporation other than pursuant to previously issued securities of the Corporation, without the prior written consent of Cormark, on behalf of the Underwriters, except in conjunction with this Agreement;

(c) use the net proceeds of the Offering for the purposes described in the Final Prospectus as supplemented by any Prospectus Amendment;

(d) make application to list the Shares on the Stock Exchange; and

(e) to take all necessary corporate action to authorize the execution and delivery of the Final Prospectus and the filing thereof with the Canadian Securities Regulators.

10. Conditions

The Underwriters' obligation to purchase the Shares at the Closing Time is subject to the accuracy of the representations and warranties of the Corporation and of the Manager contained in this Agreement, both, unless otherwise expressed, as of the date of this Agreement and as of the Closing Time, the performance by the Corporation of its obligations under this Agreement and the following additional conditions:

(a) the Underwriters shall have received at the Closing Time an opinion addressed to the Underwriters and Borden Ladner Gervais LLP, in form and substance satisfactory to the Underwriters and its counsel, acting reasonably, dated the Closing Date from counsel to the Corporation, Heenan Blaikie LLP, with respect to such matters related to the transactions contemplated hereby reasonably requested by the Underwriters. In providing such opinion, such counsel may rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than those of Canada, Ontario, British Columbia and Alberta and as to matters of fact, on certificates of the Transfer Agent, auditors, public and stock exchange officials, officers of Corporation or the Manager;

(b) the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date from the Underwriters' counsel, Borden Ladner Gervais LLP, with respect to matters related to the transactions contemplated hereby reasonably requested by the Underwriters. In providing such opinion Borden Ladner Gervais LLP shall be entitled to rely on the opinions of local counsel or Heenan Blaikie LLP as to matters governed by the laws of jurisdictions other than the laws of Canada and Ontario, and as to matters of fact, on certificates of the Transfer Agent, public and stock exchange officials and officers of the Corporation or the Manager. Borden Ladner Gervais LLP shall also be entitled to rely upon the opinion of Heenan Blaikie LLP with respect to the matters relating to the Corporation and the Manager;

(c) if there are any sales of Shares in the United States, the Underwriters shall have received at the Closing Time a favourable legal opinion, in form and substance satisfactory to the Underwriters, to the effect that (i) the offer and sale of the Shares is not required to be registered under the 1933 Act provided that the offer and sale is made in accordance with Schedule "A" of this Agreement, it being understood that such counsel need not express its opinion with respect to any subsequent resales of any of the Shares; and (ii) the Corporation is not registered or required to be registered under United States *Investment Company Act of 1940*;

(d) the Underwriters shall have received at the Closing Time a letter dated the Closing Date from PricewaterhouseCoopers LLP addressed to the Underwriters and to the board of directors of the Corporation in form and substance satisfactory to the Underwriters, acting reasonably, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to subparagraph 3(a)(iii) with such changes as may be necessary to bring the information in such letter forward to within two Business Days of the Closing Date which changes shall be acceptable to the Underwriters;

(e) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed by an appropriate officer of the Corporation addressed to the Underwriters and its counsel, with respect to the constating documents of the

Corporation, all resolutions of the directors of the Corporation relating to this Agreement, the Management Services Agreement, the Preliminary Prospectus, the Final Prospectus, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriters may reasonably request;

(f) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed by an appropriate officer of the Manager addressed to the Underwriters and its counsel, with respect to the constating documents of the Manager, all resolutions of the directors of the Manager relating to this Agreement, the Management Services Agreement, the Preliminary Prospectus, the Final Prospectus, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriters may reasonably request;

(g) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed on behalf of the Corporation, addressed to the Underwriters certifying for and on behalf of the Corporation after having made due enquiry and after having carefully examined the Final Prospectus, that:

(i) since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendments (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Corporation, and (B) no transaction has been entered into by the Corporation which is material to the Corporation, other than as disclosed in the Final Prospectus, or any Prospectus Amendments, as the case may be;

(ii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares, the Shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Canadian Securities Laws or by any other regulatory authority;

(iii) the Corporation has duly complied with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iv) the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(h) the Underwriters shall have received at the Closing Time a certificate dated the Closing Date signed on behalf of the Manager, addressed to the Underwriters certifying for and on behalf of the Manager after having made due enquiry and after having carefully examined the Final Prospectus, that:

(i) since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendments (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Manager, and (B) no transaction has been entered into by the Manager which is material to the business of the Corporation, other than as disclosed in the Final Prospectus, or any Prospectus Amendments, as the case may be;

(ii) the Manager has duly complied with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iii) the representations and warranties of the Manager contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(i) there are no reports or information that in accordance with the requirements of the Canadian Securities Regulators must be made publicly available in connection with the sale of the Shares that have not been made publicly available as required; there are no documents required to be filed with the Canadian Securities Regulators in connection with the Final Prospectus that have not been filed as required and delivered to the Underwriters; there are no contracts, documents or other materials required to be described or referred to in the Final Prospectus that are not described, or referred to as required and delivered to the Underwriters;

(j) the Underwriters shall have received at the Closing Time a certificate from the Transfer Agent dated the Closing Date and signed by an authorized officer of the Transfer Agent, confirming the issued Common Shares of the Corporation;

(k) the Underwriters shall have received copies of all required approvals from the Stock Exchange in respect of the conditional listing and posting for trading of the Shares on the Stock Exchange;

(l) the Underwriters and counsel for the Underwriters shall have received from the Corporation and the Manager such further certificates, documents and other information as they may have reasonably requested; provided, however, that the Underwriters or their counsel shall request any such certificate, document or other information within a reasonable period prior to the Closing Time.

11. Termination Rights

(a) Litigation

If any inquiry, action, suit, investigation or other proceeding, whether formal or informal is commenced, threatened or announced or any order is made by any federal, provincial state, municipal or other governmental department, commission, board, bureau, agency or authority, including without limitation, the Stock Exchange or any Canadian Securities Regulator, or any law or regulation is enacted or changed, which, in the reasonable opinion of any Underwriter, operates to prevent or restrict the distribution or trading of the Common Shares or Shares or materially and adversely affects or will materially and adversely affect the market price or value of the Common Shares, each Underwriter shall be entitled, at its sole option, in accordance with subparagraph 11(e), to terminate its obligations under this Agreement by notice to that effect given to the Corporation at any time prior to the Closing Time.

(b) **Disaster Out**

Each Underwriter shall be entitled, at its sole option, in accordance with subparagraph 11(e), to terminate this Agreement, by notice to the Corporation, at any time at or prior to Closing Time (i) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any law or regulation (or proposed law or regulation), which in the opinion of any Underwriter adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its Subsidiaries, taken as a whole, or (ii) trading in any securities of the Corporation has been suspended or limited by the Stock Exchange, any of the Canadian Securities Regulators or any other securities regulatory authority having jurisdiction over the distribution of the Shares, or (iii) if a banking moratorium has been declared by Canadian, U.S. Federal or state authorities.

(c) **Material Change**

If, prior to the Closing Time, there should occur, or is discovered by any Underwriter, any material change, any previously undisclosed material fact or a change in any material fact such as is contemplated in subparagraph 4(a), which results in or in any Underwriter's reasonable opinion, is reasonably expected to have a significant adverse effect on the market price or value of the Shares, each Underwriter shall be entitled, at its sole option, in accordance with subparagraph 11(e), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time prior to the Closing Time.

(d) **Conditions**

The Corporation agrees that all terms and conditions of Section 10 shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use all reasonable commercial efforts to cause such conditions to be complied with, and that any breach or failure by the Corporation to comply with any such conditions shall entitle each Underwriter to terminate its obligations under this Agreement by notice to that effect given to the Corporation at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. Each Underwriter may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon an Underwriter only if such waiver or extension is in writing and signed by the Underwriter.

(e) **Exercise of Termination Rights**

The rights of termination contained in subparagraphs11(a), (b), (c) and (d) are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation or Manager in respect of any of the matters contemplated by this Agreement or otherwise. In the event that any Underwriter exercises such rights of termination, there shall be no further liability on the part of such Underwriter to the Corporation or on the part of the Corporation to such Underwriter except in respect of any liability which may have arisen or may later arise under paragraphs 12, 13, 15 and 16.

12. Indemnity

(a) **Indemnity**

The Corporation indemnifies and saves harmless each of the Underwriters and their respective affiliates (which shall include, without limitation, each of the U.S. Dealers) and each of their respective directors, officers, employees and agents from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by such Underwriter in connection with defending or investigating any such action or claim) in any way caused by, or arising directly or indirectly from, or in consequence of:

(i) any information or statement (except any statement relating solely to the Underwriters and provided by the Underwriters in writing for use therein) contained in this Agreement, the Preliminary Prospectus or the Final Prospectus, or any Prospectus Amendments thereto or supplements which, at the time and in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation;

(ii) any omission or alleged omission to state in the Preliminary Prospectus or the Final Prospectus, or any Prospectus Amendments or supplements thereto, any fact (except facts relating solely to the Underwriters and provided by the Underwriters in writing expressly for use therein), whether material or not, regarding the Corporation, its Subsidiaries or the Manager (with respect to any obligations of the Manager arising from the Management Services Agreement) and each of the Corporation's and the Subsidiaries' business and affairs that is necessary to make any statement therein not misleading (in the case of the Preliminary Prospectus and Final Prospectus) in light of the circumstances in which it was made;

(iii) any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to the Underwriters and provided by the Underwriters expressly for use therein) in the Preliminary Prospectus or the Final Prospectus, or any Prospectus Amendments or supplements thereto or based upon any failure to comply with the Canadian Securities Laws (other than any failure or alleged failure to comply by the Underwriters), preventing or restricting the trading in or the sale or distribution of the Shares in any of the Qualifying Jurisdictions;

(iv) the non-compliance or alleged non-compliance by the Corporation with any of the Canadian Securities Laws or U.S. Securities Laws, including the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(v) any breach by the Corporation of its representations, warranties, covenants or obligations to be complied with under this Agreement.

This indemnity shall cease to enure to the benefit of an Underwriter, if and to the extent that (i) a court of competent jurisdiction determines, in a final judgement, that any Claim (as defined below) is a result of or arises out of the recklessness or wilful misconduct, negligence, dishonesty or fraudulent acts of such Underwriter; or (ii) a copy of the Final Prospectus (as then amended or supplemented, if the Corporation shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of such Underwriter to a person asserting any such losses, claims, damages or liabilities, if required by law so to have been delivered by such Underwriter to such person, at or prior to the written confirmation of the sale of the Shares to such person, and if the Final Prospectus (as so amended or supplemented) delivered to such Underwriter a reasonable amount of time in advance of such confirmation would have cured the defect giving rise to such losses, claims, damages or liabilities.

(b) **Notification of Claims**

If any matter or thing contemplated by subparagraph 12(a) (any such matter or thing being referred to as a "**Claim**") is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the "**Indemnified Party**") will notify the Corporation as soon as practically possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual Claim shall affect the Corporation's liability only to the extent that it is materially prejudiced by that failure). Subject to subparagraph 12(d), the Corporation shall be entitled to participate in and, to the extent that it shall wish, to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, that no settlement of any such Claim or admission of liability may be made by the Corporation or the Indemnified Party without the prior written consent of the other parties, acting reasonably, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement. The Corporation shall not settle any Claim, or compromise or consent to any judgement unless such settlement, compromise or judgement (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

(c) **Right of Indemnity in Favour of Others**

With respect to any Indemnified Party who is not a party to this Agreement, the Indemnified Parties who are party to this Agreement shall obtain and hold the rights and benefits of this paragraph in Corporation for and on behalf of such Indemnified Party.

(d) **Retaining Counsel**

In any Claim, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within 10 days of receiving written notice of such suit, or having assumed such defence has failed to diligently pursue same; (ii) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include the Indemnified Party, the Corporation and the Indemnified Party shall have been advised by counsel that the representation of all parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. In no event shall the Corporation be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

13. Contribution

(a) **Contribution by the Corporation**

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in paragraph 12 is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any Claim, the Corporation (the "**Indemnifier**") and the Underwriters shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by the Corporation as a result of such Claim in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the offering of the Shares; or if this allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 12 which resulted in such Claim, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand shall be deemed to be in the same proportion as the total proceeds (net of the fee payable to the Underwriters but before deducting expenses) received (directly or indirectly) by the Corporation from the issue and sale of the Shares bears to the fee received by the Underwriters, in each case, as set out in the table on the face page of the English language version of the Final Prospectus. The relative fault of the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 12 which resulted in Claim relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 12. The amount paid or payable by an Indemnified Party as a result of the Claim referred to above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim, whether or not resulting in any such action, suit, proceeding or claim. The Corporation and the Underwriters agree that it would not be just and equitable if contribution pursuant to this paragraph 13 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above. A person who is determined by a court of competent jurisdiction in a final judgement to have engaged in any fraud, fraudulent misrepresentation, recklessness or gross negligence shall not, to the extent that the Claim was caused by that activity, be entitled to claim contributions therefor from any person who is not determined by a court of competent jurisdiction in a final judgement to have engaged in that fraud, fraudulent misrepresentation, recklessness or gross negligence.

(b) **Right of Contribution in Addition to Other Rights**

The rights to contribution provided in this paragraph 13 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c) **Calculation of Contribution**

In the event that the Indemnifier may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in subparagraph 13(a), and

(ii) the amount of the fee actually received by the Underwriters from the Corporation under this Agreement.

(d) **Notice of Claim for Contribution**

Notification to the Corporation of a Claim pursuant to subparagraph 12(b) shall be deemed to also constitute notice to the Corporation that a claim for contribution by the Underwriters may arise and omission to so notify shall have similar effect.

(e) **Right of Contribution in Favour of Others**

The Corporation hereby acknowledges and agrees that, with respect to paragraphs 12 and 13 hereof, each Underwriter is contracting on its behalf and as agent for its affiliates and for its and its affiliates' directors, officers, employees and agents (collectively, the "**Beneficiaries**"). In this regard each Underwriter shall act as trustee for the Beneficiaries of the Corporation's covenants under paragraphs 12 and 13 hereof with respect to the Beneficiaries and accept these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries.

14. Severability

If any provision of paragraph 12 or 13 is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

15. Expenses

All expenses of or incidental to the issue, sale and delivery of the Shares and all expenses of or incidental to all other matters in connection with the transactions set out in this Agreement shall be borne by the Corporation including, without limitation, fees and expenses payable in connection with the qualification of the Shares, the reasonable fees of counsel to the Underwriters plus disbursements and Goods and Services Tax, all fees and disbursements of counsel to the Corporation, Manager, local counsel and U.S. counsel, all fees and expenses of the Corporation's auditors, fees and expenses relating to the marketing of the Shares (including, without limitation, "road shows", marketing meetings, marketing documentation and institutional investor meetings) and all reasonable out-of-pocket expenses of the Underwriters (including Underwriters' travel expenses in connection with due diligence, marketing meetings and "road shows") and all costs incurred in connection with the preparation and printing of the Preliminary Prospectus, Final Prospectus, Prospectus Amendments and certificates representing the Shares. All amounts to be paid by the Corporation under this paragraph 15 shall be paid forthwith upon receiving an invoice therefor.

16. Survival of Representations and Warranties

The respective representations, warranties, obligations and agreements of the Corporation and the several Underwriters contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Shares shall survive the purchase of the Shares and shall continue in full force and effect unaffected by any subsequent disposition of the Shares by the Underwriters or the termination of the Underwriters' obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters or the Corporation, or any officer, director or controlling person of the Corporation in connection with the preparation of the Preliminary Prospectus or Final Prospectus or the distribution of the Shares for a period of three years from the Closing Date.

17. Time of the Essence

Time shall be of the essence of this Agreement.

18. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

19. Currency

All references herein to dollar amounts, unless otherwise indicated, are to lawful money of Canada.

20. Successors

This Agreement shall enure to the benefit of, and be binding on, the parties to this Agreement and any of their respective successors.

21. Notice

Unless otherwise expressly provided in this Agreement, any notice, statement, request or other communication to be given under this Agreement (a "**notice**") shall be in writing addressed to:

(i) the **Corporation** or the **Manager** at:

595 Bay Street, Suite 402
Toronto, ON M5G 2C2

Attention: James R. Anderson
Fax: (416) 979-5893

with a copy to:

Heenan Blaikie LLP
1055 West Hastings Street
Suite 2200
Vancouver, BC V6E 2E9

Attention: Catherine Wade
Fax: (866) 698-6911

(ii) the **Underwriters** at:

Cormark Securities Inc.
Royal Bank Plaza, South Tower
Suite 3450
Toronto, ON M5J 2J2

Attention: Peter Grosskopf
Fax: (416) 943-6496

Dundee Securities Corporation
1 Adelaide Street East, Suite 2700
4th Floor
Toronto, ON M5H 3R3

Attention: Vilma Jones
Fax: (416) 350-3312

Scotia Capital Inc.
40 King Street West
Scotia Plaza,
P.O. Box 4085, Station "A"
Toronto, ON M5W 2X6

Attention: Jeffrey Richmond
Fax: (416) 863-7117

CIBC World Markets Inc.
161 Bay Street
BCE Place, 7th Floor
Toronto, ON M5J 2S8

Attention: Richard G. McCreary
Fax: (416) 594-8848

National Bank Financial Inc.
The Exchange Tower, Suite 3200
130 King Street West
Toronto, ON M5X 1J9

Attention: Steven Farber
Fax: (416) 869-8013

RBC Dominion Securities Inc.
200 Bay Street
4th Floor, South Tower
Toronto, ON M5J 2W7

Attention: Gary A. Sugar
Fax: (416) 842-7527

GMP Securities L.P.
145 King Street West
Suite 300
Toronto, ON M5H 1J8

Attention: Kevin Reid
Fax: (416) 943-6160

Raymond James Ltd.
Scotia Plaza, Suite 5300
40 King Street West
Toronto, ON M5H 3Y2

Attention: David Greifenberger
Fax: (416) 777-7114

Salman Partners Inc.
1095 West Pender Street
Suite 1700
Vancouver, BC V6E 2M6

Attention: Alex Heath
Fax: (604) 685-2457

with a copy to:

Borden Ladner Gervais LLP
40 King Street West, Suite 4400
Toronto, ON M5H 3Y4

Attention: Philippe Tardif
Fax: (416) 361-2559

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

22. Action by Underwriters

All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of the matters relating to termination contemplated by paragraph 11 or matters relating to indemnity and contribution contemplated by paragraphs 12 and 13, may be taken by Cormark on behalf of itself and the remaining Underwriters and the execution and delivery of this Agreement by the Corporation and the Underwriters shall constitute the Corporation's authority for accepting notification of any such steps from, and for delivery of the definitive documents constituting the Shares to, Cormark. Cormark agrees to consult with the other Underwriters with respect to all material matters.

23. Underwriters' Obligations

The obligation of the Underwriters to purchase the Shares at the Closing Time shall be several and not joint and several and shall be limited to the percentages of the aggregate number of Shares set out opposite the name of each of the Underwriters below:

Cormark Securities Inc.	30%
Dundee Securities Corporation	15%
Scotia Capital Inc.	15%
CIBC World Markets Inc.	10%
National Bank Financial Inc.	10%
RBC Dominion Securities Inc.	10%
GMP Securities L.P.	4%
Raymond James Ltd.	4%
Salman Partners Inc.	2%

In the event that any Underwriter shall fail to purchase its applicable percentage of the Shares at the Closing Time, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Shares which would otherwise have been purchased by that one of the Underwriters which is in default. In the event that such right is not exercised, the others which are not in default shall be relieved of all obligations to the Corporation and there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under paragraphs 12, 13 and 15. Nothing in this paragraph shall oblige the Corporation to sell to the Underwriters less than all of the Underwritten Shares or relieve from liability to the Corporation any Underwriter which shall be so in default.

24. Counterparts and by Facsimile

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, and may be delivered by facsimile, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

25. Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes any and all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties and, except as incorporated by reference above, there are no warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement unless signed by each party and purporting to be an amendment to this Agreement. This Agreement shall constitute the entire agreement with respect to the purchase of the Shares among the parties, and in the event of an inconsistency or conflict with the letter agreement between the Corporation, the Manager and Cormark Securities Inc. dated May 6, 2009, the terms of this Agreement shall prevail.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this agreement where indicated below and returning same to us whereupon this agreement as so accepted shall constitute an Agreement among us.

Yours very truly,

CORMARK SECURITIES INC.

By: *"Peter Grosskopf"*
Authorized Signatory

DUNDEE SECURITIES CORPORATION

By: *"Raffi Babikian"*
Authorized Signatory

SCOTIA CAPITAL INC.

By: *"Jeffrey W. Richmond"*
Authorized Signatory

CIBC WORLD MARKETS INC.

By: *"Rick McCreary"*
Authorized Signatory

NATIONAL BANK FINANCIAL INC.

By: *"Steven Farber"*
Authorized Signatory

RBC DOMINION SECURITIES INC.

By: *"Gary A. Sugar"*
Authorized Signatory

GMP SECURITIES L.P.

By: *"Kevin Reid"*
Authorized Signatory

RAYMOND JAMES LTD.

By: *"David Greifenberger"*
Authorized Signatory

SALMAN PARTNERS INC.

By: *"Bradley D. McMillen"*
Authorized Signatory

The foregoing is accepted and agreed to as of the date first above written:

URANIUM PARTICIPATION CORPORATION

By: *"James R. Anderson"*
Authorized Signatory

DENISON MINES INC.

By: *"James R. Anderson"*
Authorized Signatory

SCHEDULE "A"

TERMS FOR UNITED STATES OFFERS AND SALES

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule "A" is annexed and the following terms shall have the meanings indicated:

(a) "Directed Selling Efforts" means "directed selling efforts" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Shares;

(b) "Foreign Issuer" shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or indirectly by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c) "General Solicitation or General Advertising" means "general solicitation or general advertising", as used under Rule 502(c) under the U.S. Securities Act, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d) "Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

(e) "Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

(f) "Rule 144A" means Rule 144A adopted by SEC under the U.S. Securities Act;

(g) "Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

(h) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended; and

(i) "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Shares have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration and broker-dealer requirements of the U.S. Securities Act and state securities laws. Accordingly, each Underwriter represents, warrants and covenants to the Corporation that:

1. It has not offered and sold, and will not offer and sell, any Shares except (a) in an offshore transaction in accordance with Rule 903 of Regulation S, or (b) in the United States as provided in paragraphs 2 through 12 below. Accordingly, neither the Underwriter nor any of its affiliates nor any persons acting on its behalf, has made or will make (except as permitted in paragraphs 2 through 12 below) (i) any offer to sell or any solicitation of an offer to buy, any Shares to any person in the United States, (ii) any sale of Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of such Underwriter reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to the Shares.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Shares, except with its U.S. Dealer, any selling group members or with the prior written consent of the Corporation. It shall require each U.S. Dealer and each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each selling group member and U.S. Dealer complies with, the same provisions of this Schedule "A" as apply to such Underwriter as if such provisions applied to such selling group member and U.S. Dealer.

3. All offers and sales of Shares in the United States shall be made only to Qualified Institutional Buyers through its U.S. Dealer in compliance with all applicable U.S. broker-dealer requirements.

4. Offers and sales of Shares in the United States have not been and will not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5. Any offer, sale or solicitation of an offer to buy Shares that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws.

6. Immediately prior to soliciting any offeree, the Underwriter, its U.S. Dealer, their affiliates and any person acting on their behalf had or will have reasonable grounds to believe and did or will believe that each such offeree is a Qualified Institutional Buyer, and at the time of completion of each sale to any such person offered Shares in the United States or any person in the United States, the Underwriter, the U.S. Dealer, their affiliates, and any person acting on their behalf had or will have reasonable grounds to believe and did or will believe, that each purchaser purchasing Shares that (i) is in the United States or (ii) was offered Shares in the United States is a Qualified Institutional Buyer.

7. The Underwriter acting through its U.S. Dealer, has offered and will offer the Shares in the United States only to offerees with respect to which the Underwriter has a pre-existing relationship.

8. Each offeree in the United States shall be provided with a copy of the preliminary U.S. private placement offering memorandum, including the Preliminary Prospectus, or the U.S. Private Placement Memorandum, including the Final Prospectus (the "U.S. Placement Memorandum"). Prior to any sale of Shares to a person in the United States or to a person that was offered Shares in the United States, each such purchaser shall be provided with a copy of the U.S. Placement Memorandum.

9. It will inform, and cause its U.S. Dealer to inform, all purchasers of the Shares in the United States or persons that were offered Shares in the United States that the Shares have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on an exemption from the registration requirements thereof.

10. At least one business day prior to the time of delivery, the transfer agent will be provided with a list of all purchasers of the Shares in the United States or who were offered Shares in the United States.

11. At closing, each Underwriter, together with its U.S. Dealer that offered or sold Shares in the United States, will provide a certificate, substantially in the form of Appendix I, relating to the manner of the offer and sale of the Shares in the United States or will be deemed to have represented and warranted that neither it nor its U.S. Dealer offered or sold Shares in the United States.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1. The Corporation is a Foreign Issuer and there is no Substantial U.S. Market Interest in any class of the Corporation's securities.

2. The Corporation is not, and as a result of the sale of the Shares contemplated hereby will not be, required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended.

3. For so long as the Shares which have been sold in the United States in reliance upon Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and are not eligible to be resold pursuant to Rule 144(b)(1) under the U.S. Securities Act, and if the Corporation is neither (i) subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act nor (ii) exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation shall provide to holders of the Shares which have been sold in the United States in reliance upon Rule 144A, or to any prospective purchasers of the Shares designated by such holders, upon request of such holders or prospective holders, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Shares to effect resales under Rule 144A).

4. The Shares are not, and as of the Closing Time the Shares will not be, and no securities of the same class as the Shares will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act; (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act; or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

5. Except with respect to offers and sales of Shares hereunder, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to which no representation is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Shares to any person in the United States; or (B) any sale of such securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Corporation, its affiliates, and any person acting on their behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to which no representation is made) reasonably believes that the purchaser is outside the United States.

6. During the period in which the Shares are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to which no representation is made) has made or will make any Directed Selling Efforts in the United States, or has taken or will take any action that would cause the exemption afforded by Rule 144A or Rule 903 of Regulation S to be unavailable for offers and sales of the Shares, pursuant to this Agreement.

7. None of the Corporation, any of its affiliates or any person acting on its or their behalf have engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Shares in the United States.

Except with respect to the offer and sale of the Shares offered hereby, the Corporation has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be "integrated" with the

Offering and that would cause the exemption afforded by Rule 144A or the exclusion from registration provided by Rule 903 of Regulation S to be unavailable for offers and sales of the Shares.

APPENDIX I TO SCHEDULE "A"

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of common shares (the "Shares") of Uranium Participation Corporation (the "Corporation") pursuant to the Underwriting Agreement dated as of May 6, 2009, among the Corporation, Denison Mines Inc. and the Underwriters named therein (the "Underwriting Agreement"), the undersigned does hereby certify as follows:

(i) each undersigned U.S. affiliate of the undersigned Underwriter (a "U.S. Affiliate") who offered or sold Shares in the United States is a duly registered broker or dealer pursuant to Section 15(b) of the U.S. Securities Exchange Act of 1934, as amended, and is and was a member of and is in good standing with the Financial Industry Regulatory Authority Inc. on the date hereof and on the date of each offer and sale made in the United States;

(ii) all offers and sales of Shares in the United States have been effected in accordance with all applicable U.S. broker-dealer requirements;

(iii) each offeree was provided with a copy of the Preliminary U.S. Placement Memorandum, including the Preliminary Prospectus, or the U.S. Placement Memorandum, including the Final Prospectus;

(iv) immediately prior to transmitting the Preliminary U.S. Placement Memorandum or the U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a "qualified institutional buyer" as defined in Rule 144A (a "QIB") under the Securities Act of 1933, as amended (the "U.S. Securities Act") and, on the date hereof, we continue to believe that (i) each person in the United States and (ii) each person offered Shares in the United States in each case that is purchasing Shares from us is a QIB;

(v) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States; and

(vi) the offering of the Shares in the United States, has been conducted by us through our U.S. affiliates in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __ day of __________, 2009.

[CANADIAN UNDERWRITER]

By: ______________________________
Name: ______________________________
Title: ______________________________

[U.S. AFFILIATE OF CANADIAN UNDERWRITER]

By: ______________________________
Name: ______________________________
Title: ______________________________

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991), and are also available electronically at www.sedar.com.*

SHORT FORM PROSPECTUS

New Issue

May 20, 2009



URANIUM PARTICIPATION CORPORATION

$90,093,750

11,625,000 COMMON SHARES

This short form prospectus is being filed to qualify the distribution (the "Offering") of 11,625,000 common shares (the "Common Shares") of Uranium Participation Corporation ("Uranium Participation Corp." or the "Corporation"). The Corporation's registered and head office is located at 595 Bay Street, Suite 402, Toronto, Ontario, Canada, M5G 2C2. The Common Shares will be offered at a price of $7.75 per Common Share (the "Offering Price"). The Common Shares will be issued and sold pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of May 6, 2009 between Uranium Participation Corp. and Cormark Securities Inc. ("Cormark"), Dundee Securities Corporation, Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., GMP Securities L.P., Raymond James Ltd., and Salman Partners Inc. (collectively, the "Underwriters"). The Offering Price has been determined by negotiation between the Corporation and the Underwriters.

The outstanding common shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "U". On May 19, 2009, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was $8.06. The TSX has conditionally approved the listing of the Common Shares, subject to the Corporation fulfilling all listing requirements of the TSX on or before August 5, 2009.

Price: $7.75 per Common Share

	Price to the Public	Underwriters' Fee(1)	Net Proceeds to the Corporation(2)
Per Common Share.........	$7.75	$0.310	$7.44
Total(3)	$90,093,750	$3,603,750	$86,490,000

(1) In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a fee of $3,603,750 representing 4% of the gross proceeds of the Offering. See "Plan of Distribution".

(2) After deducting the Underwriters' fee, but before deducting expenses of the Offering, including the preparation and filing of this short form prospectus, which are estimated to be $400,000 plus $200,000 payable to the Manager and which will be paid from the proceeds of the Offering.

(3) The Corporation has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the closing of the Offering (the "Closing Date"), to purchase 1,743,750 additional Common Shares (the "Optioned Shares"). Unless the context otherwise requires, references herein to "Offering" assumes the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Corporation will be $103,607,812.50, $4,144,312.50 and $99,463,500, respectively. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Shares issuable upon the exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to the approval of certain legal matters on behalf of the Corporation by Heenan Blaikie LLP and on behalf of the Underwriters by Borden Ladner Gervais LLP.

Underwriters' Position	**Maximum Size of Number of Securities Available**	**Exercise Period**	**Exercise Price or Average Acquisition Price**
Over-Allotment Option	1,743,750	30 days from closing of the Offering	$7.75

A purchaser that acquires Common Shares forming part of the Underwriters' over-allocation position acquires the shares under this prospectus, whether the over-allocation position is filled through the exercise of the Over-Allotment Option or through secondary market purchases.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Common Shares will be available for delivery on the Closing Date, which is expected to take place on or about May 28, 2009 or such other date as may be agreed upon by the Corporation and the Underwriters but in any event not later than June 5, 2009. During the distribution of the Common Shares, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Investing in the securities of the Corporation involves significant risks inherent in the Corporation's business. Investors should carefully consider the risks described under the heading "Risk Factors" in this short form prospectus.

TABLE OF CONTENTS

GENERAL MATTERS

In this short form prospectus, unless otherwise indicated or the context otherwise requires, the terms "Uranium Participation Corp.", the "Corporation", "we", "us", and "our" are used to refer to Uranium Participation Corporation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus (including the documents incorporated by reference herein) contains certain "forward-looking statements" and "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performances of the Corporation, and its subsidiaries. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believes", or "continue" or variations (including negative variations) or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of the Corporation, may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange and the inability of a counterparty to complete a sale or purchase of uranium. See "Risk Factors" for a further description of the principal risks to the Corporation.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, the Corporation does not undertake to update any forward-looking information or statements.

You should rely only on the information contained or incorporated by reference in this short form prospectus. Neither the Corporation nor the Underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the Corporation nor the Underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate as of the date on the front cover of this short form prospectus.

CURRENCY PRESENTATION

All currency references in this short form prospectus are in Canadian dollars unless otherwise indicated. References to $ are to Canadian dollars and references to US$ are to United States currency. The noon rate of exchange reported by the Bank of Canada for the conversion of Canadian dollars to United States dollars on May 19, 2009 was $1.00 = US$0.8644 (US$1 = $1.1569).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Uranium Participation Corporation at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (telephone 416.979.1991). These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed online at www.sedar.com. Information contained or featured on the Corporation's website shall not be deemed to be part of this short form prospectus.

The following documents, filed by the Corporation with the various securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the annual information form of the Corporation dated May 6, 2009 for the financial year ended February 28, 2009;

(b) the audited consolidated financial statements of the Corporation as at and for the financial year ended February 28, 2009, together with the auditors' report thereon and the notes thereto;

(c) the Corporation's Annual Management Report of Fund Performance dated April 23, 2009 for the financial year ended February 28, 2009;

(d) the management information circular of the Corporation dated as of May 20, 2008 prepared in connection with the annual meeting of shareholders of the Corporation held on June 23, 2008; and

(e) the Corporation's material change report dated May 14, 2009 relating to the Offering.

Any document of the type referred to above (excluding confidential material change reports) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ELIGIBILITY FOR INVESTMENT

In the opinion of Heenan Blaikie LLP, counsel to the Corporation, and Borden Ladner Gervais LLP, counsel to the Underwriters, provided that the Common Shares are listed on a designated stock exchange, which includes the TSX, the Common Shares, if issued on the date hereof, would be "qualified investments" under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans, tax-free savings accounts ("TFAs") and registered education savings plans (collectively "Plans"). Notwithstanding that the Common Shares may be a qualified investment for a trust governed by a TFA, a holder will be subject to a penalty tax if the Common Shares held in a TFA are a "prohibited investment" for that TFA under the Tax Act. The Common Shares generally will not be a "prohibited investment" unless the holder of the TFA does not deal at arm's length with the Corporation for the purpose of the Tax Act, or the holder has a "significant interest" (within the meaning of the Tax Act) in the Corporation or a corporation, partnership or trust with which the Corporation does not deal at arm's length for the purposes of the Tax Act.

THE CORPORATION

Uranium Participation Corp. was incorporated by Articles of Incorporation pursuant to the *Business Corporations Act* (Ontario) (the "OBCA") on March 15, 2005 and became a publicly listed company on the TSX on May 10, 2005. The registered and head office of Uranium Participation Corp. is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2. Uranium Participation Corp. has no employees. Denison Mines Inc. (the "Manager") provides the services of five officers to the Corporation, being the President, the Chief Financial Officer, the Vice-President Marketing, Vice-President, Commercial and the Corporate Secretary under the terms of a Management Services Agreement dated March 30, 2005, as amended.

Uranium Participation Corp. is an investment holding entity which invests at least 85% of the proceeds of any offering in uranium, with the primary investment objective of achieving appreciation in the value of its uranium holdings. Unless the context requires otherwise, references to "uranium" means uranium oxide in concentrates ("U_3O_8") and uranium hexafluoride ("UF_6").

Uranium Participation Alberta Corp. ("UPAC") is a wholly-owned subsidiary of Uranium Participation Corp. It was incorporated under the *Business Corporations Act* (Alberta) on May 4, 2005. UPAC directly invests in U_3O_8 and UF_6.

Uranium Participation Cyprus Limited ("UPCL") is a wholly-owned subsidiary of the Corporation. It was incorporated under the laws of the Republic of Cyprus on September 10, 2006. In August 2007, UPCL obtained a business license and established a branch office in Luxembourg ("UPCL Luxembourg") through which the operations of UPCL are conducted. UPCL directly invests in uranium. UPAC and UPCL are collectively referred to as the "Subsidiaries".

The Corporation carries on its operations through its Subsidiaries. Unless otherwise indicated or where the context otherwise requires, references to Uranium Participation Corp. or the Corporation include the Subsidiaries.

Uranium Participation Corp. is a taxable Canadian corporation and is not a mutual fund corporation for purposes of the Tax Act. The Corporation is subject to income tax on its taxable income, computed in accordance with the ordinary rules and at the rates ordinarily applicable to public corporations under the Tax Act. Currently the Corporation recognizes unrealized gains or losses on its investments in uranium and accrues future income taxes payable based on the unrealized gains. Realized gains or losses on the sale of uranium will be recognized for income tax purposes at the time realized and will be taxed as income or capital gains, as applicable.

INDEPENDENT REVIEW COMMITTEE

The Corporation has established an Independent Review Committee (an "IRC") from its qualified independent Board members. The members of the IRC are Paul J. Bennett, Garth A. C. MacRae and Richard H. McCoy. The IRC has adopted a mandate that provides that the IRC must provide a recommendation or approval of transactions in which there is a conflict of interest between the Corporation and its Manager, as contemplated by National Instrument 81-107, Independent Review Committee for Investment Funds of the Canadian Securities Administrators ("NI 81-107"). The IRC prepares a report to shareholders on at least an annual basis. The reports are available on the Corporation's website at www.uraniumparticipation.com and are also available to shareholders at no cost by contacting the Corporation at adesautels@denisonmines.com. All fees and expenses for the IRC will be paid by the Corporation. The IRC members are entitled to $1000 for each meeting attended outside normal Board of Director meetings. The fees paid to the IRC for the first year were $3,000. The IRC became fully operational on November 1, 2007. Since November 1, 2007, the IRC has dealt with three conflict matters relating to the purchase of uranium by the Corporation that would generate fees for the Manager.

RECENT DEVELOPMENTS

The Corporation has offered to purchase 100,000 pounds of U_3O_8 at US$46.00 per pound and 470,000 KgU as UF_6 for US$131.91 per KgU for an aggregate purchase commitment of US$66,600,000 (excluding commissions). Deliveries will be at various dates over the balance of the 2009 calendar year. See "Use of Proceeds".

The unaudited net asset value of the Corporation at April 30, 2009 was $502,497,000 or $6.95 per share based on the spot price for U_3O_8 at April 30, 2009 which was US$44.00 per pound and the spot price for UF_6 at April 30, 2009 which was US$123.00 per KgU and the Canadian/US dollar noon exchange rate at month end, which was $1.1940. Since inception to April 30, 2009, the Corporation has purchased and taken delivery 5,425,000 pounds of U_3O_8 and 1,492,230 KgU as UF_6 at a total cost of $534,031,000. Market value of the Corporation's investment in uranium based on the April 30, 2009 spot prices was $504,160,000.

At the Annual and Special Meeting of the Corporation held on June 23, 2008, shareholders approved an amendment to the Management Agreement to entitle the Manager to receive a commission of 1.5% of the value of the uranium held by the Corporation in the event of an acquisition of at least 90% of the common shares of the Corporation.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Corporation's unaudited consolidated capitalization as at February 28, 2009, the date of the most recent consolidated financial statements filed by the Corporation, and as at February 28, 2009 after giving effect to the Offering. The table should be read in conjunction with the unaudited consolidated financial statements of the Corporation, including the notes thereto, and management's report on fund performance incorporated by reference in this short form prospectus.

	As at February 28, 2009 (dollars in thousands)	**As at February 28, 2009 After Giving Effect to the Offering[1] (dollars in thousands)**
	(audited)	(unaudited)
Shareholders' Equity		
Common Shares (Authorized – unlimited)	$553,576 (72,328,591 shares)	$639,466 (83,953,591 shares)
Contributed Surplus	$2,481	$2,481
Retained Earnings	($14,660)	($14,660)
Total Capitalization	$541,397	$627,287

(1) After giving effect to the Offering (assuming no exercise of the Over-Allotment Option) but excluding the tax effect of the share issue costs.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering (including expenses relating to the preparation and filing of this short form prospectus), are estimated to be approximately $85,890,000 assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the net proceeds to the Corporation from the Offering, after deducting the Underwriters' fee and the expenses of the Offering, are estimated to be approximately $98,863,500.

The net proceeds of the Offering will be used by the Corporation to fund (i) the Corporation's purchase commitment referred to under "Recent Developments" (US$66,600,000,) and (ii) as to the balance, to fund the ongoing obligations of the Corporation. At least 85% of the gross proceeds from the sale of securities by the Corporation must be invested in, or held for future purchases of uranium.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on May 28, 2009, or on such other date as may be agreed upon by the Corporation and the Underwriters, but in any event no later than June 5, 2009 (the "Closing Date"), all but not less than all of the Common Shares at the Offering Price, against delivery of certificates representing the Common Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion based on their assessment of the state of the financial markets and may also be terminated upon certain events stated in the Underwriting Agreement. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

The Corporation has agreed to pay the Underwriters a fee of $0.31 per Common Share for their services in connection with the distribution of the Common Shares offered by this short form prospectus. The Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date, such Over-Allotment Option being exercisable to acquire the Optioned Shares at the Offering Price. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Corporation will be $103,607,812.50, $4,144,312.50 and $99,463,500, respectively. The Corporation will pay to the Underwriters a fee of $0.31 per Optioned Share. This short form prospectus qualifies the distribution of the Over-Allotment Option and any Optioned Shares issued on exercise thereof.

The Common Shares offered hereby have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares outside the United States only in compliance with Rule 903 of Regulation S under the U.S. Securities Act. The Underwriting Agreement also permits the Underwriters, through their registered U.S. broker-dealer affiliates, to offer and sell the Common Shares in the United States to "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act) in transactions that are exempt from registration under the U.S. Securities Act, pursuant to Rule 144A thereunder, and all applicable state securities laws. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Common Shares offered hereby within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act unless such offer is made pursuant to an exemption from the registration requirements of the U.S. Securities Act.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares, other than the Optioned Shares, if any of the Common Shares are purchased under the Underwriting Agreement.

The TSX has conditionally approved the listing of the Common Shares, subject to the Corporation fulfilling all listing requirements of the TSX on or before August 5, 2009.

Pursuant to applicable rules and/or policy statements of the Ontario Securities Commission and certain regulatory authorities, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the rules of applicable self-regulatory organizations relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed in favour of the Underwriters that, during the period ending 90 days after the Closing Date, it will not, except in certain circumstances, offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Common Shares or other securities of the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Corporation in connection with financing transactions without having obtained the prior written consent of Cormark, such consent not to be unreasonably withheld.

The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

DESCRIPTION OF SECURITIES DISTRIBUTED

The Common Shares

The Corporation is authorized to issue an unlimited number of common shares, of which 72,328,591 common shares were outstanding as of April 30, 2009. The common shares are without nominal or par value. Each of the common shares carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by the directors and is entitled upon liquidation, dissolution or winding up of the Corporation to a *pro rata* share of the property and assets of the Corporation distributable to the holders of the common shares.

Prior Sales

No common shares have been issued in the twelve months preceding the date of this prospectus other than the issuance of 5,500 common shares on September 15, 2008 on exercise of previously issued warrants at an exercise price of $12.00 per common share.

Trading Price and Volume

Set out below is the trading prices and volume of trades for the common shares on the TSX for the twelve month period prior to the date of this prospectus.

Date	Hi	Low	Volume
2008			
May	$10.50	$8.30	19,343,020
June	$10.00	$8.25	13,227,800
July	$10.00	$8.35	11,444,195
August	$8.98	$7.43	11,942,928
September	$9.05	$6.10	16,128,950
October	$6.50	$4.50	22,516,509
November	$8.00	$5.61	10,803,461
December	$7.84	$6.15	5,679,629
2009			
January	$7.80	$6.61	4,837,468
February	$7.32	$5.95	7,450,643
March	$7.00	$5.33	6,044,498
April	$7.87	$6.06	5,292,699
May 1 – May 19	$8.48	$7.19	7,810,889

RISK FACTORS

An investment in the Common Shares is subject to a number of risk factors that should be considered by a prospective purchaser. In addition to information set out elsewhere in this short form prospectus (including the documents incorporated by reference herein), investors should carefully consider the following risk factors. Such risk factors could materially affect the Corporation's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

Uranium Price Volatility from Demand and Supply Factors

Since almost all of Uranium Participation Corp.'s activities involve investing in uranium, the value of its securities will be highly sensitive to fluctuations in the prices of uranium. Historically, the fluctuations in these prices have been, and will continue to be, affected by numerous factors beyond Uranium Participation Corp.'s control. Such factors include, among others: demand for nuclear power; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and production costs in key uranium producing countries.

Since UF_6 is a different commodity than U_3O_8, its price is affected by its own supply/demand balance as well as the supply/demand balances of U_3O_8 and for conversion services. As a result, the UF_6 price may move differently than the spot price of U_3O_8 or the spot conversion price alone. The factors that affect the UF_6 price will affect the NAV of the Corporation, which in turn may affect the price of the Corporation's securities.

Set out in the table below is the spot price for U_3O_8 per pound, and the UF_6 price per KgU at December 31 for the five calendar years ended December 31, 2008, and at February 28, 2009[1].

	December 31					February 28
	2004	2005	2006	2007	2008	2009
U_3O_8	$20.70	$36.25	$72.00	$90.00	$53.00	$45.00
UF_6	$63.09[2]	$105.00	$199.00	$240.00	$145.00	$126.00

(1) As published by UxCo in U.S. dollars.
(2) UF_6 price for 2004 was not published by UxCo. Amounts shown for those years are the UF_6 value, which is obtained by adding (i) the spot price for U_3O_8 multiplied by 2.61285; and (ii) the spot conversion price of UF_6.

No Public Market for Uranium

There is no public market for the sale of uranium. The uranium futures market on NYMEX does not provide for physical delivery of uranium, only cash on settlement; and the trading forum by certain buyers does not offer a formal market but rather facilitates the introduction of buyers to sellers. Uranium Participation Corp. may not be able to acquire uranium, or once acquired, sell uranium for a number of months. The pool of potential purchasers and sellers is limited and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several months to complete. In addition, as the supply of uranium is limited, Uranium Participation Corp. may experience additional difficulties purchasing uranium in the event that it is a significant buyer. The inability to purchase and sell on a timely basis in sufficient quantities could have a material adverse effect on the securities of Uranium Participation Corp.

From time to time, the Corporation enters into commitments to purchase U_3O_8 or UF_6. Such commitments are generally subject to conditions in favour of both the vendor and the Corporation, and there is no certainty that the purchases contemplated by such commitments will be completed.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is competitive. Supplies are available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People's Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF_6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Corporation and may affect the supply of uranium available for sale and use in the United States and Europe, which are the largest markets for uranium in the world.

Foreign Exchange Rates

Uranium Participation Corp. maintains its accounting records, reports its financial position and results, pays certain operating expenses and its securities trade in Canadian currency. As the prices of uranium are quoted in U.S currency, fluctuations in the U.S. currency exchange rate relative to the Canadian currency can significantly impact the valuation of uranium and the associated purchase price from a Canadian currency perspective. Because exchange rate fluctuations are beyond Uranium Participation Corp.'s control, there can be no assurance that such fluctuations will not have an adverse effect on Uranium Participation Corp.'s operations or on the trading value of its common shares.

The US/Canadian dollar rate of exchange reflected in the Corporation's net asset value calculation as at April 30, 2009 was C$1.1940 = US$1.00. The rate of exchange as at May 19, 2009 was C$1.1569 = US$1.00. This decrease in the U.S. currency relative to the Canadian currency will impact negatively the average market value of the Corporation's investments in Canadian dollars.

Risks Associated with the Facilities

Under the Management Services Agreement, the Manager is required to arrange for all uranium to be stored at facilities and to ensure that the facilities provide satisfactory indemnities for the benefit of Uranium Participation Corp. or ensure that Uranium Participation Corp. has the benefit of insurance arrangements obtained on standard industry terms. There is no guarantee that either the indemnities or insurance in favour of Uranium Participation Corp. will fully cover or absolve Uranium Participation Corp. in the event of loss or damage. Uranium Participation Corp. may be financially and legally responsible for losses and/or damages not covered by indemnity provisions or insurance. Such responsibility could have a material adverse effect on the financial condition of Uranium Participation Corp.

All uranium is stored at licensed facilities. As the number of duly licensed facilities is limited, there can be no assurance that new arrangements that are commercially beneficial to Uranium Participation Corp. will be readily available. Failure to negotiate commercially reasonable storage terms with the facilities may have a material adverse effect on the financial condition of Uranium Participation Corp.

Lack of Operational Liquidity

The expenses of Uranium Participation Corp. are funded from cash on hand that is not otherwise invested in uranium and revenue from the lending of uranium. Once such cash available has been expended, Uranium Participation Corp. may either generate cash from either the lending or sale of uranium or the sale of additional equity securities. There is no guarantee that Uranium Participation Corp. will be able to sell additional equity or equity related securities on terms acceptable to Uranium Participation Corp. in the future, that Uranium Participation Corp. will be able to sell uranium in a timely or profitable manner or that Uranium Participation Corp. will be able to generate revenue through lending arrangements.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium.

Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact on the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on Uranium Participation Corp.

Lack of Investment Liquidity

Uranium Participation Corp. is not a mutual fund, and an investment in its common shares is not redeemable. Uranium Participation Corp.'s liquidity will rely principally on sales or lending by Uranium Participation Corp. of uranium. Accordingly, Uranium Participation Corp. may not have the resources to declare any dividends or make other cash distributions unless and until a determination is made to sell a portion of its uranium holdings.

Since inception, the Corporation has not declared any dividends and the Corporation has no current intention to declare any dividends.

Net Asset Value

The net asset value ("NAV") reported by Uranium Participation Corp. is based on the spot prices of uranium published by UxCo. Accordingly, the NAV may not necessarily reflect the actual realizable value of uranium held by Uranium Participation Corp.

The NAV is calculated by deducting the Corporation's liabilities from its assets as at the relevant period end and dividing the result by the number of common shares outstanding. These liabilities include liabilities for future income taxes. Unlike most investment funds, the Corporation does not qualify as a mutual fund trust, and, accordingly, follows general income tax provisions of the Tax Act.

Market Price of Common Shares

It appears that the market price of the common shares is related to the NAV. Uranium Participation Corp. cannot predict whether the common shares will, in the future, trade above, at or below the NAV.

The market price of the common shares may also be affected by the management expense ratio, which is calculated for each reporting period as the total investment operation expenses (including income tax provisions) for the period over the average net asset value of the Corporation.

Reliance on Board of Directors and Manager

Uranium Participation Corp. is a self-governing corporation that is governed by the Board of Directors appointed and elected by the holders of common shares. Uranium Participation Corp. will, therefore, be dependent on the services of its Board for investment decisions and the Manager for management services.

Resignation by Manager

The Manager may terminate the Management Services Agreement after the initial term (March 2010) in accordance with the terms thereof. Uranium Participation Corp. may not be able to readily secure similar services to, or at management fees comparable to those under the Management Services Agreement, and its operations may therefore be adversely affected.

Conflict of Interest

Directors and officers of Uranium Participation Corp. may provide investment, administrative and other services to other entities and parties. The directors and officers of Uranium Participation Corp. have devoted, and have undertaken to devote, such reasonable time as is required to properly fulfill their responsibilities in respect to the business and affairs of Uranium Participation Corp. as they arise from time to time.

Uranium Lending

The Corporation has and may again enter into uranium lending arrangements. It has, and will in the future, ensure that adequate security is provided for any loaned uranium. However, there is a risk that the borrower may not be able to return the uranium and may, in lieu, repay the equivalent value of borrowed uranium in cash. In such circumstances, given the limited supply of U_3O_8 and UF_6, the Corporation may not be able to replace the uranium loaned from its portfolio.

Regulatory Change

Uranium Participation Corp may be affected by changes in regulatory requirements, customs, duties or other taxes. Such changes could, depending on their nature, benefit or adversely affect Uranium Participation Corp.

General Economic Downturn

Increases in spot market volumes may continue to be impacted by the current global economic downturn causing downward pressure on the spot prices for uranium.

Decreased availability of credit for construction of new reactors and exploration as well as the amount of incremental supply of uranium made available to the market from remaining excess inventories, HEU Feed supplies, other stockpiles and the availability of new production form other uranium producers are all influenced by the current global economic downturn resulting in part from the recent global financial crisis.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Heenan Blaikie LLP, on behalf of the Corporation, and by Borden Ladner Gervais LLP, on behalf of the Underwriters. As at the date hereof, the partners and associates of Heenan Blaikie LLP, as a group, and the partners and associates of Borden Ladner Gervais LLP, as a group, own, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

No partner or associate, as applicable, of the aforementioned limited liability partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

PROMOTER

The Manager may be considered to be the promoter of the Corporation within the meaning of the securities regulations of certain provinces of Canada. The Manager will not receive any direct or indirect benefits as a result of the relationship with the Corporation other than those described under the headings "Management of Uranium Participation Corp." and "Interest of Management and Others in Material Transactions" in the Corporation's Annual Information Form, which is incorporated herein by reference. The directors and officers of the Manager as a group, own, directly or indirectly, less than 1% of the outstanding common shares of the Manager.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario.

The transfer agent and registrar for the common shares is Computershare Investor Services at its principal office in Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CONSENT OF
PRICEWATERHOUSECOOPERS LLP

We have read the short form prospectus of Uranium Participation Corporation (the "Company") dated May 20, 2009 relating to the issue and sale of 11,625,000 Common Shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated statement of net assets of the Company as at February 28, 2009 and February 29, 2008 and the consolidated statements of operations, changes in net assets and cash flows for the period from March 1, 2007 to February 29, 2008 and for the period from March 1, 2008 to February 28, 2009. Our report is dated April 23, 2009.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Ontario
May 20, 2009

CERTIFICATE OF THE CORPORATION

Dated: May 20, 2009

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

(Signed) Ron F. Hochstein
President
(as the chief executive officer)

(Signed) James R. Anderson
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Richard H. McCoy
Director

(Signed) Garth MacRae
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: May 20, 2009

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

CORMARK SECURITIES INC.

By: (Signed) Peter Grosskopf

DUNDEE SECURITIES CORPORATION	SCOTIA CAPITAL INC.
By: (Signed) Raffi Babikian	By: (Signed) Jeffrey W. Richmond

CIBC WORLD MARKETS INC.	NATIONAL BANK FINANCIAL INC.	RBC DOMINION SECURITIES INC.
By: (Signed) Rick McCreary	By: (Signed) Steven Farber	By: (Signed) Gary A. Sugar

GMP SECURITIES L.P.	RAYMOND JAMES LTD.
By: (Signed) Kevin Reid	By: (Signed) David Greifenberger

SALMAN PARTNERS INC.

By: (Signed) Bradley D. McMillen

Heenan Blaikie

FILED BY SEDAR

May 20, 2009

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island, Registrar of Securities

Dear Sirs/Mesdames:

Re: URANIUM PARTICIPATION CORPORATION
Final Short Form Prospectus

We refer to the final short form prospectus (the "Prospectus") of Uranium Participation Corporation dated May 20, 2009.

We hereby consent to the reference to our name on page ii of the face page and under the heading "Interest of Experts" in the Prospectus and to the reference and use of our opinion under the heading "Eligibility for Investment" contained in the Prospectus.

T 604 891.0011
F 604 669.5101

1055 West Hastings Street
Suite 2200
Vancouver, British Columbia
Canada V6E 2E9

www.heenanblaikie.com

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinion referred to therein or that are within our knowledge as a result of services that we performed in connection with such opinion.

This letter is provided pursuant to the requirements of applicable securities legislation and is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus and is not to be relied upon for any other purpose.

Yours truly,

(signed)Heenan Blaikie LLP

Borden Ladner Gervais LLP
Lawyers • Patent & Trade-mark Agents
Scotia Plaza, 40 King Street West
Toronto, Ontario, Canada M5H 3Y4
tel.: (416) 367-6000 fax: (416) 367-6749
www.blgcanada.com



BORDEN
LADNER
GERVAIS

May 20, 2009

FILED BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Uranium Participation Corporation (the "Corporation")
Final Short Form Prospectus dated May 20, 2009

We refer to the final short form prospectus dated May 20, 2009 (the "Prospectus") of the Corporation relating to the offering of Common Shares.

We hereby consent to the inclusion of our name on page 2, under the heading "Interest of Experts" in the Prospectus and to the reference and use of our opinion under the heading "Eligibility for Investment" contained in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our opinion or within our knowledge as a result of the services performed by us in connection with our opinion.

This letter is solely for the private information of the addressees and is not to be used, quoted from or referred to in whole or in part in any documents, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied on by any other person.

Yours truly,

"Borden Ladner Gervais LLP"

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

Private and Confidential

May 20, 2009

To:

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
The Prince Edward Island Securities Office, Office of the Attorney General

We refer to the short form prospectus of Uranium Participation Corporation (UPC or the Company) dated May 20, 2009 relating to the sale and issue of 11,625,000 Common Shares of the Company.

We consent to the use, through incorporation by reference in the above-mentioned prospectus, of our report to the Shareholders of the Company on the following financial statements. Our report is dated April 23, 2009.

- Consolidated statement of net assets as at February 28, 2009 and February 29, 2008;
- Consolidated statements of operations, changes in net assets and cash flows for the period from March 1, 2007 to February 29, 2008 and the period from March 1, 2008 to February 28, 2009.



To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
The Prince Edward Island Securities Office, Office of the Attorney General

Date: May 20, 2009

We report that we have read the prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants, Licensed Public Accountants


Ontario

Ontario Securities Commission

Commission des valeurs mobilières de l'Ontario

P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8

CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

RECEIPT

Uranium Participation Corporation
(Common Shares)

This is the receipt of the **Ontario Securities Commission** for the **Short Form Prospectus** of the above Issuer dated **May 20, 2009** (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 *Passport System* in **British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador**. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

May 20, 2009

Leslie Byberg

Leslie Byberg
Director, Investment Funds Branch

SEDAR Project # **1419494**

URANIUM PARTICIPATION CORPORATION

I would like to receive the following documents:

☐ Annual Financial Statements ☐ Interim Financial Statements ☐ Annual Management Report of Fund Performance ☐ Interim Management Report of Fund Performance

URANIUM PARTICIPATION CORPORATION (the "Corporation")
FINANCIAL STATEMENTS AND MANAGEMENT REPORT OF FUND PERFORMANCE

Important Message for Investors:
In accordance with National Instrument 81-106, you are entitled to receive the Corporation's; (i) annual financial statements; (ii) interim financial statements; (iii) annual management report of fund performance; and (iv) interim management report of fund performance. However, some investors may not wish to receive some or all of these statements or reports. Accordingly, the Corporation is seeking your instructions as to whether you wish to receive any of these documents by mail. Please complete and return this card with your instructions or contact Computershare directly at 1-800-564-6253. These instructions are for the current year only. **If you do not return this card, we will assume that you do not wish to receive any of these statements or reports and you will access them electronically at www.uraniumparticipation.com or www.sedar.com.**

Name / Nom

Apt. / App. Street Number / Numéro civique Street Name / Rue

City / Ville Prov. / State Postal Code / Code postal / Zip Code

UPPQ 4MRSP

00KD0B

0CADPP




CANADA POSTES
POST CANADA
Postage paid
if mailed in Canada
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1000013471-M5J2Y1-BR01



COMPUTERSHARE
PO BOX 19004 STN BRM B
TORONTO ON M7Y 3M4


Uranium
Participation
Corporation

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Meeting") of Uranium Participation Corporation ("Uranium Participation" or the "Corporation") will be held at The Gallery of the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Tuesday, the 23rd day of June, 2009 at 10:30 a.m. (Eastern Time) for the following purposes:

(a) to receive the financial statements of Uranium Participation for the year ended February 28, 2009, together with the auditor's report thereon;

(b) to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

(c) to elect the directors for the ensuing year; and

(d) to transact such other business as may properly come before the Meeting.

The Management Proxy Circular and a form of proxy accompany this notice of Meeting. A copy of the 2009 Annual Report, which includes the Annual Management Report of Fund Performance and the audited financial statements for the year ended February 28, 2009 may also be included if you requested one. This information is also available at www.uraniumparticipation.com.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Canada, M5J 2Y1 so as to arrive no later than **5:00 p.m. (Eastern Time) on June 19, 2009**.

BY ORDER OF THE BOARD OF DIRECTORS

Andre Desautels
Corporate Secretary

Toronto, Canada
May 15, 2009

Uranium Participation Corporation



MANAGEMENT PROXY CIRCULAR

(all information as at May 15, 2009 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies being made by the management of Uranium Participation Corporation ("Uranium Participation" or the "Corporation") for use at the Annual General Meeting of the holders ("Shareholders") of common shares in the capital of the Corporation (the "Common Shares") to be held on Tuesday, June 23, 2009 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation.

All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the "**Proxy**") are directors or officers of the Corporation. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE PROXY HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S OR CORPORATION'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY.** No proxy, including the Proxy, will be valid for use at the Meeting, or any adjournment thereof, unless it is completed, dated and signed and delivered to Computershare Investor Services Inc. ("**Computershare**"), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 by **5:00 p.m.** (Toronto Time) on **June 19, 2009.** For general inquiries, Shareholders may contact Computershare as follows by telephone at 1-800-564-6253 or by e-mail at service@computershare.com.

If you are a beneficial Shareholder and receive these materials through your broker or through another intermediary, please complete and return the Proxy or voting instruction form in accordance with the instructions provided by your broker or other intermediary.

ADVICE TO NON-REGISTERED HOLDERS OF COMMON SHARES

These shareholder materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder and Uranium Participation or its agent has sent these materials directly to you, then your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

The information set forth in this section is of significant importance to many Shareholders of the Corporation, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold Common Shares in their own name, referred to in this Circular as "non-registered holders", should note that only Proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. However, in many cases, Common Shares beneficially owned by a non-registered holder are either:

(a) in the name of an intermediary that the non-registered holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a depositary, such as CDS Clearing and Depositary Services Inc. ("**CDS**"), of which the intermediary is a participant.

In accordance with Canadian securities laws, Uranium Participation has distributed copies of the Notice of Meeting, this Circular, the Proxy and, where so requested or required, the 2009 Annual Report, which includes the Annual Management Report of Fund Performance and the audited financial statements for the year ended February 28, 2009 (collectively, the "**meeting materials**") to CDS and intermediaries for onward distribution to those non-registered holders to whom Uranium Participation has not sent the meeting materials directly.

In such cases, intermediaries are required to forward meeting materials to non-registered holders, unless a non-registered holder has waived the right to receive them. Very often, intermediaries will use a service corporation (such as Broadridge Financial Solutions, Inc.) to forward the meeting materials to non-registered holders.

Non-registered holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a Proxy. The purpose of these forms is to permit non-registered holders to direct the voting of the Common Shares that they beneficially own. Non-registered holders should follow the procedures set out below, depending on which type of form they receive.

A. Voting Instruction Form. In most cases, a non-registered holder will receive, as part of the meeting materials, a voting instruction form. If the non-registered holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the non-registered holder must complete, sign and return the voting instruction form in accordance with the directions provided, and a Proxy giving the right to attend and vote will be forwarded to the non-registered holder.

Or

B. Form of Proxy. Less frequently, a non-registered holder will receive, as part of the meeting materials, a Proxy that has already been signed by the intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the non-registered holder, but which is otherwise uncompleted. If the non-registered holder does not wish to attend and vote at the Meeting in person (or to have another person attend and vote on the non-registered holder's behalf), the non-registered holder must complete the Proxy and deposit it with Computershare as described above. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the non-registered holder must strike out the names of the persons named in the Proxy and insert the non-registered holder's (or such other person's) name in the blank space provided.

Non-registered holders should follow the instruction on the forms that they receive and contact their intermediaries promptly if they need assistance.

REVOCATION OF PROXIES

A registered Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Corporation, at Atrium on Bay, Suite 402, 595 Bay St., Toronto, Ontario, Canada, M5G 2C2, at any time up to and including 4:30 p.m. (Toronto time) on the last business day preceding the day of the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it. **Only registered Shareholders have the right to revoke a Proxy. Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the Proxy on their behalf.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

On any ballot that may be called for at the Meeting, the Common Shares represented by a properly executed Proxy given in favour of the persons designated by management of the Corporation in the enclosed Proxy will be voted or withheld from voting in accordance with the instructions given on the Proxy, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares represented thereby will be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the Shareholder, such Common Shares will, on a ballot, be voted in accordance with the notes to the Proxy. In particular, and without limiting the foregoing, a management nominee will vote any Proxy held by him or her in favour of any resolution in respect of which no choice has been specified in the Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the management of the Corporation knows of no such amendment, variation or other matter that may be presented to the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director or executive officer of the Corporation at any time since the commencement of the Corporation's last financial year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraph (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Common Shares are the only shares issued by the Corporation. As at the date hereof, the Corporation has issued and outstanding 72,328,591 fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

The record date for the determination of the shareholders entitled to receive notice of the Meeting is at the close of business on May 4, 2009 (the "**Record Date**"). In accordance with the provisions of the *Business Corporations Act* (Ontario) (the "**OBCA**"), the Corporation will prepare a list of holders of Common Shares on such Record Date. Each holder of Common Shares named on the list will be entitled to vote the Common Shares shown opposite his or her name on the list at the Meeting except to the extent that (a) the holder has transferred any of his or her Common Shares after the Record Date, and (b) the transferee of such Common Shares produces properly endorsed share certificates or otherwise establishes that he or she owns such Common Shares and demands, not later than 10 days before the Meeting, that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote such Common Shares at the Meeting.

To the knowledge of the directors and officers of the Corporation, as of the Record Date, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation is as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Wellington Management Company, LLP	8,859,000[1]	12.25

Notes:
(1) This number was obtained from an early warning report filing on behalf of Wellington Management Company, LLP dated February 10, 2009 and has not been verified by the Corporation.

PARTICULARS OF MATTERS TO BE ACTED ON

To the knowledge of the Corporation, the only matters to be dealt with at the Meeting are (i) the election of directors of the Corporation; (ii) the appointment of auditors; and (iii) the receipt of the audited financial statements of the Corporation for the year ended February 28, 2009 and the auditors report thereon.

If any other matter properly comes before the Meeting it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ELECTION OF DIRECTORS

The articles of the Corporation provide that the board of directors (the "**Board**") consists of a minimum of one and a maximum of ten directors.

In accordance with a resolution passed by the directors of the Corporation on April 23, 2009, the number of directors to be elected at the Meeting is four. The persons named in the Proxy intend to vote for the election of the following directors:

Paul J. Bennett
Jeff Kennedy
Garth A.C. MacRae
Richard H. McCoy

The term of office of each of the present directors expires at the Meeting. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the By-Laws of the Corporation or with the provisions of the OBCA.

The following table sets out the names of the nominees for election as directors, the province and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a director of the Corporation and the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name and Place of Residence	Principal Occupation	Beneficial Ownership or Control Over Voting Shares	Date Served as a Director Since
Paul J. Bennett[(1)(2)(3)] Alberta, Canada	President and Chief Executive Officer of Energus Resources Ltd., an Alberta based oil and gas company and President and Chief Executive Officer of Rodinia Oil Corp.	1,640	June 2005

Name and Place of Residence	Principal Occupation	Beneficial Ownership or Control Over Voting Shares	Date Served as a Director Since
Jeff Kennedy[2] Ontario, Canada	Chief Financial Officer and Director, Equity Capital Markets, Cormark Securities Inc. ("Cormark") and its wholly-owned subsidiary, Cormark Securities (U.S.A.) Limited. Cormark is an independent investment dealer	11,000	March 2005
Garth MacRae[1][2][3][4] Ontario, Canada	Independent Financial Consultant	10,000	April 2005
Richard H. McCoy[1][2][3][5] Ontario, Canada	Retired; Formerly Vice-Chairman Investment Banking, TD Securities Inc.	11,000	March 2005

Notes:
(1) Member of the Audit Committee
(2) Member of the Corporate Governance and Nominating Committee
(3) Member of the Independent Review Committee
(4) Chair of the Audit Committee
(5) Chairman of the Board

APPOINTMENT AND REMUNERATION OF AUDITOR

The Common Shares represented by the proxies solicited in respect of the Meeting or any ballot that may be called for, unless authority to do so is withheld, will be voted for the appointment of the firm of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation until the next annual meeting, and to authorize the directors to fix the remuneration of the auditors. PricewaterhouseCoopers LLP have been the auditors of the Corporation since March 29, 2005.

STATEMENT OF EXECUTIVE COMPENSATION

Remuneration of Officers

Under the terms of its Management Services Agreement (the "**Management Services Agreement**") with Denison Mines Inc. (the "**Manager**"), dated March 30, 2005 and as amended and restated on March 27, 2006, and as amended on June 23, 2008, Uranium Participation has engaged the Manager to provide management services to the Corporation, which services include the provision of officers for the Corporation. The Management Services Agreement provides that any directors, officers or employees of the Manager who are also officers of Uranium Participation shall be paid by the Manager, and they shall not receive any remuneration from Uranium Participation. Accordingly, the five officers of the Corporation, including the President, the Chief Financial Officer, the Vice-President, Commercial, the Vice-President, Marketing and the Corporate Secretary, receive no compensation from Uranium Participation. See "Management Contracts".

A copy of the Management Services Agreement has been filed on the SEDAR website and is available at www.sedar.com or at www.uraniumparticipation.com.

Compensation of Directors

From its inception, the Corporation commenced paying compensation to its independent directors for serving on its Board. The Board has determined that three of its current members are "independent" for the purposes of reviewing potential purchases or sales of uranium, if any, between the Manager and the Corporation or its affiliates.

When considering the appropriate level of compensation for the Corporation's directors, the Board considered a variety of factors. The Board recognized the importance of compensation in attracting and retaining desirable board candidates. In this regard, the Board considered directors' compensation offered by similar companies, such as, the directors' time commitments and the risks and responsibilities that the directors of Uranium Participation assume in keeping with the roles of the Board and the standing committees. Until otherwise determined, the Board approved compensation for each independent director that includes a retainer of $25,000 per year, plus $1,000 per attended meeting of the Board and committees of the Board.

The Corporation also reimburses the members of the Board for out-of-pocket expenses for attending such meetings, and all directors participate in the indemnification arrangements described under the Management Services Agreement. The Corporation does not have a stock option plan or pension plan and does not pay non-equity incentive payments.

In accordance with the requirements of Canadian securities laws, the Corporation has established an Independent Review Committee (the "**IRC**") from its qualified independent Board members. The members of the IRC are Paul J. Bennett, Garth A.C. MacRae and Richard H. McCoy. The Board has approved compensation for each member of the IRC of $1,000 for each committee meeting attended outside normal Board meetings. In reaching this decision, the Board determined that the time commitments and the risks and responsibilities that members of the IRC assume are comparable with those of the members of the Corporation's standing committees. As such, they should be comparably compensated.

During the fiscal year ended February 28, 2009, the following aggregate amounts were paid to each director:

Name	Fees Earned ($)	All Other Compensation	Total ($)
Paul J. Bennett(1)	33,000	Nil	33,000
Jeff Kennedy(2)	Nil	Nil	Nil
Garth MacRae(1)	33,000	Nil	33,000
Richard H. McCoy(1)	33,000	Nil	33,000

Notes:

(1) This director was paid $1,000 as a member of the IRC on account of meetings attended.

(2) Mr. Kennedy is an officer and director of Cormark. Cormark acted as lead underwriter on all seven public offerings of the Corporation, including one in March 2008. In addition, the Corporation announced a public offering on May 6, 2009 for which Cormark is acting as lead underwriter. Accordingly, the Board has determined that Mr. Kennedy is not "independent" and therefore not entitled to compensation from the Corporation for serving as a director.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains liability insurance for its directors and officers acting in their respective capacities in an aggregate amount of $20,000,000, subject to the following deductibles: (a) $250,000 per occurrence; (b) $250,000 for a loss due to a claim under to Canadian securities laws; and (c) $500,000 for a loss due to a claim under to US securities laws. The premium paid by the Corporation in the 2009 fiscal year for this coverage was $59,400 for the period from April 1, 2008 to March 31, 2009. No amounts were paid by individual directors and officers for this coverage.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Corporation's most recently completed financial year, no informed person of the Corporation, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. An "informed person" means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (c) any person or Corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its Common Shares.

Mr. Kennedy, one of the Corporation's directors, is an officer and a director of Cormark. Cormark acted as lead underwriter on one public offering which the Corporation has completed since February 29, 2008, as described in the Corporation's prospectus dated and filed on the SEDAR website at www.sedar.com on March 11, 2008. The Corporation paid the underwriters, including Cormark, an aggregate of $2,991,150 in consideration of the offering. Cormark is also the lead underwriter on the public offering announced on May 6, 2009 and, as such, will earn a fee upon the successful closing of the offering.

MANAGEMENT CONTRACTS

In March 2005, the Manager entered into the Management Services Agreement with the Corporation. The Management Services Agreement was amended and restated as of March 27, 2006, and as amended on June 23, 2008. The Manager's head office is Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2. By way of a plan of arrangement completed between the Manager and International Uranium Corporation on December 1, 2006, the Manager became a wholly-owned subsidiary of Denison Mines Corp.

The Management Services Agreement has an initial term of five years, commencing March 30, 2005, and will continue in force by mutual agreement thereafter unless terminated by either party upon 180 days' previous written notice. Uranium Participation has the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms.

In 2006, the Corporation's shareholders approved amendments to the Corporation's by-laws and the Management Services Agreement, allowing it to invest in UF_6 in addition to U_3O_8 and permitting the Corporation to enter into lending arrangements with its uranium. Certain provisions in the agreement relating to the Manager's compensation were also amended to align the contract with these changes. On April 25, 2008 and subject to shareholder approval, the Board approved further changes to the Management Services Agreement to compensate the Manager in the event of a transaction for the indirect sale of the uranium inventory, through a merger or the acquisition of shares of the Corporation. These amendments were subsequently approved by the Corporation's shareholders on June 23, 2008. The Management Services Agreement, as amended, has been filed under the Corporation's profile on the SEDAR website and a copy is available at www.sedar.com or at www.uraniumparticipation.com.

Pursuant to the Management Services Agreement, as amended, the Manager is required to manage Uranium Participation's activities in accordance with reasonable and prudent business practices and may delegate, with the approval of the Board and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party. All purchases and sales of uranium are made by the Manager on behalf of Uranium Participation in accordance with the Management Services Agreement. The Manager is obligated to use commercially reasonable efforts to purchase and sell the uranium at the best prices available to it over a prudent period of time.

All purchases and sales of uranium are and will continue to be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation. When the Board instructs the Manager to purchase or sell uranium the Manager may put out a tender for an offer to purchase uranium or an offer to sell uranium, whichever the case may be. Consistent with industry practice, such tender will stipulate the quantity to be purchased or sold, delivery particulars and payment particulars, but not price. The Manager may also negotiate directly with potential suppliers (off-market transactions) for the purchase or sale of uranium.

Any lending arrangements for uranium are to be completed by the Manager in accordance with standard industry practices for and on behalf of Uranium Participation. When the Board instructs the Manager to lend uranium, any such loan must stipulate the quantity, interest rate, duration, security, covenants and such other provisions as appropriate. The Corporation entered into an agreement effective January 1, 2007 to lend 500,000 KgU as UF_6 for a period of three years at a loan rate of 5% per annum based upon the value of the material loaned adjusted quarterly. Security for the loan is an irrevocable letter of credit from a major financial institution.

In addition to its responsibilities for purchasing or selling uranium for and on behalf of the Corporation and lending the same from time to time as directed, the Manager is required to arrange for storage of the uranium at licensed facilities (the "**Facilities**"), arrange insurance coverage, prepare regulatory filing materials, reports for shareholders, furnish office facilities, provide officers for Uranium Participation and generally manage the business and affairs of the Corporation.

In consideration of the Manager carrying out its duties and obligations under the terms of the Management Services Agreement, the Corporation will pay the following fees to the Manager:

(a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board; and

(b) $400,000 per annum, plus:

(i) a fee equal to 0.3% per annum of Uranium Participation's total assets in excess of $100 million and up to $200 million; and

(ii) a fee equal to 0.2% per annum of Uranium Participation's assets for any excess over $200 million of total assets;

(c) a fee of $200,000 upon the completion of each equity financing where the proceeds payable to Uranium Participation exceed $20 million;

(d) a fee of $200,000 for each transaction or arrangement (other than the acquisition or sale of uranium) of business where the gross value of such transaction exceeds $20 million (an "Initiative");

(e) an annual fee up to a maximum of $200,000, at the discretion of the Board, for on-going monitoring or work associated with an Initiative, provided that in exercising its discretion the Board shall consider, among factors, the effort expended by the Manager and the value derived by the Corporation from such Initiative; and

(f) a fee equal to 1.5% of the gross value of any uranium held by Uranium Participation prior to the completion of any acquisition of at least 90% of the Common Shares.

Uranium Participation paid an aggregate of $1.2 million and $2.2 million to the Manager for commissions on purchases of uranium and $1.8 million and $2.5 million in other fees for the fiscal years ended February 28, 2009 and February 29, 2008, respectively. Included in fees paid to the Manager in the fiscal 2008 is $0.1 million in connection with the provision of credit facilities that have subsequently been terminated.

The following table sets out the names and the provinces and countries of residence of each of the informed persons of the Manager and their respective positions and offices held with the Manager.

Name and Province and Country of Residence	**Position with the Manager**
James R. Anderson Ontario, Canada	Director, Chief Financial Officer
Donald C. Campbell Ontario, Canada	Vice President, Commercial
Andre Desautels Ontario, Canada	Corporate Secretary
Ron F. Hochstein British Columbia, Canada	Director, President
Curt D. Steel Connecticut, U.S.A.	Vice President, Marketing

The Management Services Agreement provides that any directors, officers or employees of the Manager who are also officers of Uranium Participation shall be paid by the Manager for serving in such capacity, and they shall not receive any remuneration from Uranium Participation for the same.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com. Financial information related to the Corporation is contained in the Corporation's 2009 Annual Report, including the 2009 Annual Management Report of Fund Performance and the audited financial statements for the year ended February 28, 2009.

Copies of the Corporation's 2009 Annual Management Report of Fund Performance, containing the Corporation's consolidated financial statements for its financial year ended February 28, 2009, and the Corporation's Annual Information Form dated May 6, 2009 may be obtained by writing to the Corporate Secretary of the Corporation at Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2 or may be accessed on the Corporation's website at www.uraniumparticipation.com or the SEDAR website at www.sedar.com.

BOARD APPROVAL

The contents and the sending of this circular have been approved by the Directors of the Corporation.

DATED as of the 15th day of May, 2009.



Andre Desautels
Corporate Secretary



Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on June 23, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

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7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:30 am, Eastern Time, on June 19, 2009.




Appointment of Proxyholder

I/We, being holder(s) of Uranium Participation Corporation hereby appoint: JAMES R. ANDERSON OF MISSISSAUGA or failing this person, DONALD C. CAMPBELL OF NEWMARKET

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Uranium Participation Corporation to be held at the TSX Broadcast Centre on June 23, 2009 at 10:30 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. **Election of Directors-** Management recommends that you vote **FOR** all of the following nominees:

Nominee	For	Withhold
01. Paul J. Bennett	☐	☐
02. Jeff Kennedy	☐	☐
03. Garth A.C. MacRae	☐	☐
04. Richard H. McCoy	☐	☐

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	For	Withhold
2. **Appointment of Auditors** Appointment of PricewaterhouseCoopers LLP as auditors and to authorize the Directors to fix the remuneration of the auditors.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /



0 6 1 6 4 5 A R 0 U P P Q




Uranium
Participation
Corporation

PRESS RELEASE

URANIUM PARTICIPATION CORPORATION COMPLETES $100 MILLION BOUGHT DEAL FINANCING

Toronto, May 28, 2009 - Uranium Participation Corporation (the "Company or Uranium Participation Corp.")(TSX: U) is pleased to announce the completion of its previously disclosed bought deal offering of an aggregate of 11,625,000 common shares of the Company at a price of $7.75 per common share. The underwriters also exercised an over-allotment option to purchase 1,743,750 additional common shares at $7.75 per share. The aggregate gross proceeds of the offering were $103,607,812.

The syndicate of underwriters was led by Cormark Securities Inc. and included Dundee Securities Corporation, Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., GMP Securities LP., Raymond James Ltd., and Salman Partners Inc.

The net proceeds of the offering will be used to fund the purchase of U_3O_8 and/or UF_6.

The common shares sold under the offering have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corp.'s current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corp., may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corp., see "Risk Factors" in Uranium Participation Corp.'s Annual Information Form dated May 6, 2009, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corp. does not undertake to update any forward-looking information statement.

About Uranium Participation Corporation

Uranium Participation Corp. is an investment holding company created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF6) with the primary investment objective of achieving an appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licensed facilities located in Canada, France and the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and UF6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corp. is available on SEDAR at www.sedar.com and on Uranium Participation Corp.'s website at www.uraniumparticipation.com

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information contact:

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

HBdocs - 6364146v1

FORM 51-102F3
MATERIAL CHANGE REPORT
FOR AN INVESTMENT FUND

Item 1. Name and Address of Company

URANIUM PARTICIPATION CORPORATION
595 Bay Street, Suite 402
Toronto, ON M5G 2C2

Item 2. Date of Material Change

May 28, 2009

Item 3. News Release

A news release announcing the change referred to in this report was issued on May 28, 2009 in Toronto, ON and subsequently filed on SEDAR.

Item 4. Summary of Material Change

Uranium Participation Corporation (the "Company") announced the closing of a previously announced bought deal offering of an aggregate of 11,625,000 common shares of the Company at a price of $7.75 per common share. The underwriters also exercised an over-allotment option to purchase 1,743,750 additional common shares at $7.75 per share. The aggregate gross proceeds of the offering were $103,607,812.

The syndicate of underwriters was led by Cormark Securities Inc. and included Dundee Securities Corporation, Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., GMP Securities L.P., Raymond James Ltd., and Salman Partners Inc.

The net proceeds of the offering will be used to fund the purchase of U_3O_8 and/or UF_6.

Item 5. Full Description of Material Change

See the news release issued on May 28, 2009, a copy of which is attached to this report.

Item 6. Reliance on subsection 11.2(2) or (3) of National Instrument 81-106

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, please contact

Ron Hochstein, President
Tel: (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer
Tel: (416) 979-1991 Ext. 372

Item 9. Date of Report

Dated this 1st day of June, 2009.


Uranium
Participation
Corporation

PRESS RELEASE

URANIUM PARTICIPATION CORPORATION COMPLETES $100 MILLION BOUGHT DEAL FINANCING

Toronto, May 28, 2009 - Uranium Participation Corporation (the "Company or Uranium Participation Corp.")(TSX: U) is pleased to announce the completion of its previously disclosed bought deal offering of an aggregate of 11,625,000 common shares of the Company at a price of $7.75 per common share. The underwriters also exercised an over-allotment option to purchase 1,743,750 additional common shares at $7.75 per share. The aggregate gross proceeds of the offering were $103,607,812.

The syndicate of underwriters was led by Cormark Securities Inc. and included Dundee Securities Corporation, Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., GMP Securities LP., Raymond James Ltd., and Salman Partners Inc.

The net proceeds of the offering will be used to fund the purchase of U_3O_8 and/or UF_6.

The common shares sold under the offering have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

Caution Regarding Forward-Looking Information

This press release contains certain forward-looking statements and forward-looking information that are based on Uranium Participation Corp.'s current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intent", "estimate", "anticipate", "plan", "should", "believe" or "continue" or the negative thereof or variations thereon or similar terminology.

By their very nature, forward-looking statements involve numerous factors, assumptions and estimates. A variety of factors, many of which are beyond the control of Uranium Participation Corp., may cause actual results to differ materially from the expectations expressed in the forward-looking statement. These factors include, but are not limited to, changes in commodity prices and foreign exchange. For a description of the principal risks of Uranium Participation Corp., see "Risk Factors" in Uranium Participation Corp.'s Annual Information Form dated May 6, 2009, a copy of which is available at www.sedar.com.

These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements. Although management reviews the reasonableness of its assumptions and estimates, unusual and unanticipated events may occur which render them inaccurate. Under such circumstances, future performance may differ materially from those expressed or implied by the forward-looking statements. Except where required under applicable securities legislation, Uranium Participation Corp. does not undertake to update any forward-looking information statement.

About Uranium Participation Corporation

Uranium Participation Corp. is an investment holding company created to invest at least 85% of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF6) with the primary investment objective of achieving an appreciation in the value of its uranium holdings. The uranium holdings are physically stored in duly licensed facilities located in Canada, France and the United States. The strategy of Uranium Participation Corp. is to invest primarily in long-term holdings of U_3O_8 and UF6 and not to actively speculate with regard to short-term changes in uranium prices.

Additional information about Uranium Participation Corp. is available on SEDAR at www.sedar.com and on Uranium Participation Corp.'s website at www.uraniumparticipation.com

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information contact:

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

HBdocs - 6364146v1

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Uranium Participation Corporation
Symbol :	U
Reporting Period:	09/01/2008 - 09/30/2008

Summary

Issued & Outstanding Opening Balance :	72,323,091	As at :	09/30/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	5,500		
Issued & Outstanding Closing Balance :	72,328,591		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/15/2008	Warrants	5,500

Filer's comment
5,500 warrants at $12.00

Totals		5,500

Filed on behalf of the Issuer by:

Name: Brenda Lazare
Phone: 416-979-1991 366
Email: blazare@denisonmines.com
Submission Date: 10/06/2008
Last Updated: 10/06/2008

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Uranium Participation Corporation
Symbol :	U
Reporting Period:	05/01/2009 - 05/31/2009

Summary

Issued & Outstanding Opening Balance :	72,328,591	As at :	05/01/2009
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	13,368,750		
Issued & Outstanding Closing Balance :	85,697,341		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/28/2009	Prospectus Offering/Public Offering	11,625,000
05/28/2009	Over-Allotment Option (Greenshoe)	1,743,750
Totals		13,368,750

Filed on behalf of the Issuer by:

Name:	Brenda Lazare
Phone:	416-979-1991 366
Email:	blazare@denisonmines.com
Submission Date:	06/08/2009
Last Updated:06	/08/2009

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : Uranium Participation Corporation

Civil Title:		
First Name:	Brenda	
Middle Name:	Ruth	
Surname:	Lazare	
Date of Birth (MM/DD/YYYY):	05/30/1959	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Corporate Secretary	03/06/2009

Filed on behalf of the Issuer by:

Name:	Brenda Lazare
Phone:	416-979-1991 366
Email:	blazare@denisonmines.com
Submission Date:	03/06/2009
Last Updated:	03/06/2009

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Uranium Participation Corporation

Civil Title:	Mr.		
First Name:	E.		
Middle Name:	Peter		
Surname:	Farmer		
Date of Birth (MM/DD/YYYY):	04/09/1949		
Has a PIF been submitted:	Yes	When:	01/01/2007

Type of Change	Position Title	Effective Date
Terminated/Resigned	President	04/30/2009

Filed on behalf of the Issuer by:

Name:	Brenda Lazare
Phone:	416-979-1991 366
Email:	blazare@denisonmines.com
Submission Date:	05/07/2009
Last Updated:	05/07/2009

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : Uranium Participation Corporation

Civil Title:	Mr.		
First Name:	Ron		
Middle Name:	F.		
Surname:	Hochstein		
Date of Birth (MM/DD/YYYY):	11/21/1961		
Has a PIF been submitted:	Yes	When:	01/01/2007

Type of Change	Position Title	Effective Date
New	President	05/06/2009

Filed on behalf of the Issuer by:

Name:	Brenda Lazare
Phone:	416-979-1991 366
Email:	blazare@denisonmines.com
Submission Date:	05/07/2009
Last Updated:	05/07/2009

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Uranium Participation Corporation

Civil Title:	Mr.		
First Name:	Andre		
Middle Name:	n/a		
Surname:	Desautels		
Date of Birth (MM/DD/YYYY):	11/22/1969		
Has a PIF been submitted:	Yes	When:	11/01/2008

Type of Change	Position Title	Effective Date
New	Corporate Secretary	03/06/2009

Filed on behalf of the Issuer by:

Name:	Brenda Lazare
Phone:	416-979-1991 366
Email:	blazare@denisonmines.com
Submission Date:	05/07/2009
Last Updated:	05/07/2009